10/26

07028444

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Freeworld Coatings Limited

*CURRENT ADDRESS 180 Katherine St.
Sandton, 2196
(P.O. Box 1227)
Johannesburg, 2000 S. Africa

**FORMER NAME

**NEW ADDRESS

PROCESSED
DEC 07 2007
THOMSON
FINANCIAL

FILE NO. 82- 35741

FISCAL YEAR 9/30/07

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: EBS

DAT : 12/4/07

082-35741

OCT 26

ARIS
9-30-07

FREEWORLD
COATINGS LIMITED

FREEWORLD COATINGS LIMITED

(formerly Aletris Investment Holdings no1 Limited)

(Incorporated in the Republic of South Africa)

(Registration number: 2007/021624/06)

Share code: FWD ISIN number: [ ]

Pre-listing statement of Freeworld Coatings

relating to

the listing of Freeworld Coatings on the JSE Limited with effect from the commencement of business on Monday, 3 December 2007

8 November 2007

This pre-listing statement is not an invitation to subscribe for shares in Freeworld Coatings, but is issued in compliance with the Listings Requirements of the JSE Limited for the purpose of providing information to the public with regard to Freeworld Coatings. An abridged version is intended for publication on 26 November 2007.

Merchant bank and sponsor

RAND MERCHANT BANK
A division of FirstRand Bank Limited

Equity capital markets advisor

RMB|Morgan Stanley

Investment bank and transaction sponsor to Barloworld

Standard Bank

Auditors and reporting accountants

Deloitte.

Attorneys

read hope phillip ATTORNEYS

IMPORTANT INFORMATION

The definitions and interpretations commencing on page 4 of this pre-listing statement apply *mutatis mutandis*, to this important information.

This pre-listing statement has been prepared on the assumption that the ordinary resolutions proposed in the notice of general meeting forming part of the Barloworld circular, which is enclosed in the envelope together with this pre-listing statement, will be passed at the general meeting of shareholders of Barloworld to be held on Friday, 23 November 2007, and to the extent applicable, will be registered, and that the unbundling by Barloworld of its investment in Freeworld Coatings, details of which are reflected in the Barloworld circular, will be implemented. [6.10]

The Freeworld Coatings directors, whose names are set out on page 11 of this pre-listing statement, collectively and individually, accept full responsibility for the accuracy of the information provided in this pre-listing statement and certify that, to the best of their knowledge and belief, there are no other facts, the omission of which would make any statement false or misleading, and confirm that they have made all reasonable enquiries in this regard and confirm that this pre-listing statement contains all information required by the Listings Requirements. [7B22]

The Issuer Services Division of the JSE has agreed, subject to the fulfilment of the outstanding conditions precedent as reflected in the Barloworld circular, to the listing of the entire issued ordinary share capital of Freeworld Coatings in the Special Chemicals sub-sector of the "Chemicals" sector of the JSE lists under the name "Freeworld Coatings" with effect from the commencement of business on Monday, 3 December 2007 [7C10].

On the commencement of listing, the authorised share capital of Freeworld Coatings will comprise ordinary shares amounting to R3 million divided into 300,000,000 ordinary shares of 1 cent each, with a share premium of R12.74 each. The issued share capital will comprise 203,843,388 ordinary shares. All ordinary shares rank *pari passu*. [7A4; 7C2(e)] [6.8(b)]

The ordinary shares will only be traded in electronic form on the JSE and accordingly all shareholders who hold ordinary shares in certificated form will have to dematerialise their certificated shares should they wish to trade on the JSE. [7C2(h)]

Deloitte & Touche (Chartered Accountants (SA)), whose reports are included in this pre-listing statement, has given and has not withdrawn its consent to the inclusion of its name and reports in this pre-listing statement in the form and context in which they appear. [8.56]

This pre-listing statement is available in English. Additional copies may be obtained during normal business hours from 8 November 2007 until 3 December 2007, both days inclusive, from Freeworld Coatings' registered office, Rand Merchant Bank and the transfer secretaries, the addresses of which are set out in the "Corporate Information and Advisors" section of this pre-listing statement.[3.49][11.1C]

CORPORATE INFORMATION AND ADVISORS [7B13]

Company secretary and registered office [7A1, 7B12]

Secretary: Eleanor Chamberlain, ACIS

180 Katherine Street

Sandton, 2196

(PO Box 1227, Johannesburg, 2000)

Transfer secretaries [7A1]

Link Market Services South Africa (Proprietary) Limited

(Registration number 2000/007239/07)

11 Diagonal Street

Johannesburg, 2001

(PO Box 4844, Johannesburg, 2000)

Merchant bank and sponsor

Rand Merchant Bank

(A division of FirstRand Bank Limited)

(Registration number 1929/001225/06)

1 Merchant Place

Corner Fredman Drive and Rivonia Road

Sandton, 2196

(PO Box 786273, Sandton, 2146)

Date of incorporation
1 August 2007

Place of incorporation
Republic of South Africa

Attorneys

Read Hope Phillips Thomas & Cadman Incorporated
(Registration number 2000/022080/21)

2nd floor

30 Melrose Boulevard

Melrose Arch

Johannesburg, 2196

(PO Box 757, Northlands, 2116)

Auditors and reporting accountants

Deloitte & Touche

Deloitte Place

The Woodlands

Woodland Drive

Woodmead, 2052

Johannesburg

Investment bank and transaction sponsor to Barloworld

The Standard Bank of South Africa Limited

(Registration number 1962/000738/06)

3 Simmonds Street

Johannesburg, 2001

(PO Box 61344, Marshalltown, 2107)

TABLE OF CONTENTS

The definitions and interpretations commencing on page 4 of this pre-listing statement apply, *mutatis mutandis*, to this table of contents.

IMPORTANT DATES

The definitions and interpretations commencing on page 4 of this pre-listing statement have, where necessary, been used in the important dates and times as set out below:

	2007
General meeting of Barloworld on	Friday, 23 November
Results of the general meeting published on SENS on	Friday, 23 November
Results of the general meeting published in the press on	Monday, 26 November
Publication of abridged pre-listing statement on	Monday, 26 November
Last day to trade in Barloworld shares on the JSE to participate in the unbundling on	Friday, 30 November
Barloworld shares trade ex the entitlement to the Freeworld Coatings distribution shares on	Monday, 3 December
Listing of Freeworld Coatings from the commencement of business on	Monday, 3 December
Announcement of the specified ratio in respect of the apportionment of the costs/base costs of Freeworld Coatings for taxation/CGT purposes on	Wednesday, 5 December
Record date to participate in the unbundling on	Friday, 7 December
Freeworld Coatings share certificates will be posted by registered post, at the risk of the certificated shareholder concerned, to certificated shareholders and dematerialised shareholders will have their safe custody accounts at the CSDP or broker updated on	Monday, 10 December

Notes:

1. Any material changes to the above dates will be released on SENS and published in the press.

2. All times given in this pre-listing statement are local times in South Africa.

DEFINITIONS AND INTERPRETATIONS

Throughout this pre-listing statement and the annexures hereto, unless otherwise stated or the context otherwise indicates, the words and expressions in the first column shall have the meanings stated opposite them in the second column and words and expressions in the singular shall include the plural and vice versa, words importing natural persons shall include corporations and associations of persons and vice versa and any reference to one gender shall include the other genders:

"Academy"	Academy Brushware (Proprietary) Limited, (registration number 1953/000168/07), a company duly registered and incorporated with limited liability under the company laws of South Africa, and which supplies paint brushes and paint rollers;
"ACCC"	Australian Competition and Consumer Commission;
"Akzo Nobel"	Akzo Nobel N.V., a company based in the Netherlands that is active in the healthcare, coatings and chemicals sectors;
"articles"	the articles of association of the Company;
"Automotive Coatings"	sub segment of the coatings market referring to products primarily in the automotive sectors of the coatings market;
"Barloworld" or "Barlows Group"	Barloworld Limited (registration number 1918/000095/06) a public company incorporated in accordance with the laws of South Africa, the shares of which are listed on the JSE;
"Barloworld Automotive Coatings"	Barloworld Automotive Coatings (Proprietary) Limited*, a wholly-owned subsidiary of the Company (registration number 1947/024248/07), a private company duly registered and incorporated with limited liability under the company laws of South Africa;
"Barloworld board"	the board of directors of Barloworld at the last practicable date;
"Barloworld circular"	a bound document, dated, 8 November 2007, containing the circular to Barloworld shareholders and Barloworld preference shareholders, relating to the unbundling of Barloworld's entire shareholding in Freeworld Coatings to Barloworld shareholders, which is enclosed in the envelope together with this pre-listing statement;
"Barloworld general meeting"	the general meeting of Barloworld shareholders and Barloworld preference shareholders to be held at the registered office of Barloworld, 180 Katherine Street, Sandton at 10:00 am on Friday, 23 November 2007 to consider and vote on the necessary resolutions to effect the unbunding and listing;
"Barloworld ordinary shareholders"	holders of Barloworld ordinary shares from time to time;
"Barloworld ordinary shares"	ordinary shares with a par value of R0.05 each, in the issued share capital of Barloworld;

"Barloworld Plascon"	Barloworld Plascon South Africa (Proprietary) Limited*, a wholly-owned subsidiary of the Company (registration number 1945/019549/07), a private company duly registered and incorporated with limited liability under the company laws of South Africa;
"Barloworld preference shareholders"	holders of Barloworld preference shares from time to time;
"Barloworld preference shares"	6% non-redeemable preference shares of R2.00 each, in the issued share capital of Barloworld;
"BASF"	BASF AG, a multinational chemical company based in Germany and specialising in chemicals, plastics, performance products, agricultural products and nutrition and oil and gas;
"BEE"	broad-based black economic empowerment as defined in the Broad-Based Black Economic Empowerment Act (Act 53 of 2003), as amended;
"board" or "directors"	the board of directors of the Company at the last practicable date whose names appear on page 11 of this pre-listing statement;
"CEO"	chief executive officer;
"certificated shareholders"	shareholders who elect to hold certificated ordinary shares in Freeworld Coatings;
"certificated shares"	Freeworld Coatings ordinary shares which are not dematerialised and title to which is represented by a share certificate or document of title;
"CFO"	chief financial officer;
"Common Monetary Area"	the Common Monetary Area which links South Africa, Namibia, Lesotho and Swaziland into a currency union;
"Coatings"	the Coatings division of Barloworld, the business of which is now the business of the Group;
"Companies Act"	the Companies Act (Act 61 of 1973), as amended;
"conditions precedent"	the conditions precedent to which the unbundling and listing of Freeworld Coatings is subject, as reflected in the Barloworld circular;
"COO"	chief operating officer;
"CRGI"	Coatings Research Group Institute, a forum of paint manufacturers, focusing on research and development;
"Crown"	registered trademark owned by Akzo Nobel. Products bearing this trademark are manufactured under licence by Freeworld Coatings in South Africa;
"CSDP"	a Central Securities Depository Participant accepted as a participant in terms of the Securities Services Act (Act 36 of 2004), as amended;

"Decorative Coatings" or "Architectural Coatings"	a sub segment of the coatings market covering the architectural and decorative customer and product segments describing products, used primarily in the DIY and building/construction sectors of the coatings market. It covers interior and exterior broad wall paints, roof paints and specialist decorative paints, including non drip enamels;
"DIY"	do it yourself;
"Degussa"	a subsidiary of Evonik Degussa AG, a German-based multinational chemical company, specializing in the supply of colourants,
"Dulux Paints"	Dulux Paints (Proprietary) Limited (registration number 1946/020769/07), a private company duly registered and incorporated with limited liability under the company laws of South Africa, now a subsidiary of ICI, supplying architectural and industrial paint products to its own franchised Paint and Paper Stores as well as retailers and contractors in Southern Africa;
"DuPont"	E.I. du Pont de Nemours and Company, an American-based multinational chemicals company operating and manufacturing a range of products for distribution and sale;
"Exchange Control Regulations"	the Exchange Control Regulations, 1961, as amended, promulgated in terms of section 9 of the Currency and Exchanges Act (Act 9 of 1933), as amended;
"executive directors"	the CEO and the CFO of Freeworld Coatings, each of whom is involved in the day to day running of the business and are in full time salaried employment of the Company and/or its subsidiaries;
"Freeworld Coatings" or "Freeworld Holdco" or "the Company"	Freeworld Coatings Limited (registration number 2007/021624/06), a company duly registered and incorporated under the company laws of South Africa (previously Aletris Investment Holdings no 1 Limited), a newly incorporated holding company of the Group, all the shares of which are to be listed on the JSE, prior to the unbundling;
"Freeworld Coatings Australia"	Barloworld Coatings (Australia) (Proprietary) Limited*, a wholly-owned subsidiary of the Company (registration number ABN 17 075 273 595), a private company duly registered and incorporated with limited liability under the company laws of Australia;
"Freeworld Coatings distribution shares"	the ordinary shares in Freeworld Coatings held by Barloworld, which will be unbundled to Barloworld shareholders in terms of the unbundling and in accordance with the Barloworld circular;
"Freeworld Coatings Global"	Loophole Trading and Investment 91 (Proprietary) Limited*, a wholly-owned subsidiary of the Company (registration number 2007/024684/07), a private company duly registered and incorporated with limited liability under the company laws of South Africa, a global management services company housing the management group functions and costs;
"Freeworld Coatings Investments"	Barloworld Coatings (Proprietary) Limited* a wholly-owned subsidiary of the Company (registration number 1922/014245/07), a private company duly registered and incorporated with limited liability under the company laws of South Africa, an investment holding company for all Common Monetary Area

	interests, excluding South African interests;
"Freeworld Coatings Mauritius"	Coatings Mauritius (Proprietary) Limited*, a wholly-owned subsidiary of the Company (registration number 07472 C1, GBL), a company duly registered and incorporated with limited liability under the company laws of Mauritius;
"Freeworld Coatings South Africa"	Aletris Investment Holdings no 2 (Proprietary) Limited*, a wholly-owned subsidiary of the Company (registration number 2007/023790/07), a private company duly registered and incorporated with limited liability under the company laws of South Africa;
"GDP"	gross domestic product as measured by SARB;
"Glasurit"	registered trademark owned by international chemical company BASF;
"Government"	the Government of South Africa;
"Group" or " Freeworld Coatings Group"	the Company and its subsidiaries;
"Hamilton Brush"	Blajohn Properties Limited, a wholly-owned subsidiary of the Company (registration number 1936/008617/06), trading as Hamilton Brush, a public company duly registered and incorporated with limited liability under the company laws of South Africa;
"Hemmelrath"	RSM Hemmelrath AG, a chemical company based in Germany, specialising in the supply of automotive protective coatings;
"ICC"	International Chemical Corporation (Proprietary) Limited (registration number 1991/002191/07), a private company duly registered and incorporated with limited liability under the company laws of South Africa;
"ICI"	Imperial Chemicals Industries plc, a chemical company based in the United Kingdom;
"Income Tax Act"	the Income Tax Act (Act 58 of 1962), as amended;
"ISO 14001"	International Standards Organisation, Environmental Management System;
"ISO 9001"	International Standards Organisation, Quality Management System;
"Izingwe"	Izingwe Holdings (Proprietary) Limited (registration number 2005/039358/07), a private company duly registered and incorporated with limited liability under the company laws of South Africa;
"JSE"	JSE Limited (registration number 2005/022939/06), a public company duly registered and incorporated with limited liability under the company laws of South Africa, licensed to operate as an exchange under the Securities Services Act (Act 36 of 2004), as amended;
"last practicable date"	the last practicable date before the finalisation of this pre-listing statement, being Monday, 29 October 2007;
"Link" or "transfer	Link Market Services South Africa (Proprietary) Limited (registration number

secretaries"	2000/007239/07), a private company duly registered and incorporated with limited liability under the company laws of South Africa being the transfer secretaries of Freeworld Coatings;
"listing"	the listing of the ordinary shares of Freeworld Coatings on the JSE on the listing date immediately prior to the unbundling;
"listing date"	the proposed date of the listing which is expected to be on Monday, 3 December 2007;
"listings requirements"	the listings requirements of the JSE as amended from time to time;
"memorandum"	the memorandum of association of Freeworld Coatings;
"Midas Earthcote"	Midas Paints (Proprietary) Limited, trading as Midas Earthcote a wholly-owned subsidiary of the Company (registration number 1989/004153/07), a private company duly registered and incorporated with limited liability under the company laws of South Africa;
"MD"	managing director;
"Nova"	a paint manufacturers forum of which Freeworld Coatings is a member, consisting of 12 manufacturers across the world;
"OHSAS 18001"	international occupational health and safety management system specification;
"OHSA"	the Occupational Health and Safety Act (Act 85 of 1934) as amended;
"ordinary shares" or "Freeworld Coatings ordinary shares"	ordinary shares with a par value of 1 cent each in the issued share capital of Freeworld Coatings;
"Performance Coatings"	sub segment of the coatings market describing high technology products used for applications primarily in the construction, industrial and automotive industries. Performance Coatings are typically utilised to safeguard against: • chronic exposure to corrosive, caustic or acidic agents, chemical mixtures or solutions; • repeated exposure to high temperatures; • exterior exposure of steel and non-ferrous metal structures; and • repeated heavy abrasion, including mechanical wear and repeated scrubbing with industrial grade solvents, cleansers or scouring agents;
"Plascon"	registered trademark owned by Barloworld Plascon;
"Plascon Property"	Plascon Property Holdings (Proprietary) Limited, a wholly-owned subsidiary of the Company (registration number 1920/002108/07), a private company duly registered and incorporated with limited liability under the company laws of South Africa;
"Polycell"	registered trademark owned by Polycell Products Limited, a subsidiary of ICI. Products bearing this trademark are manufactured under licence by

	Freeworld Coatings in South Africa;
"PPG"	PPG Industries Inc, a chemical company based in the USA;
"Professional"	registered trademark owned by Barloworld Plascon;
"Prominent Paints"	Prominent Paints (Proprietary) Limited (registration number 1997/006763/07), a private company duly registered and incorporated with limited liability under the company laws of South Africa, being a subsidiary of SigmaKalon which supplies, amongst other things, architectural and industrial paint to retailers and contractors in South Africa;
"Prostart Investments"	Prostart Investments 93 (Proprietary) Limited, a wholly-owned subsidiary of the Company (registration number 2001/009265/07), a private company duly registered and incorporated with limited liability under the company laws of South Africa;
"R&D"	research and development;
"Rand Merchant Bank"	Rand Merchant Bank, a division of FirstRand Bank Limited (registration number 1929/001225/06), a public company duly registered and incorporated with limited liability in accordance with the company laws of South Africa;
"rand" or "R"	South African Rand, the official currency of South Africa;
"real GDP"	GDP, as adjusted to take into account the effect of inflation as defined by SARB;
"record date"	the date on which Barloworld ordinary shareholders are required to be registered as such in the Barloworld register in order to participate in the unbundling, which is expected to be on Friday, 7 December 2007;
"Barloworld register"	the register of members of Barloworld;
"resolutions"	the resolutions required to be approved by Barloworld ordinary shareholders to implement the listing and unbundling as reflected in the Barloworld circular;
"SARB"	South African Reserve Bank;
"SENS"	Securities Exchange News Sevice of the JSE;
"shareholders"	the holders of Freeworld Coatings ordinary shares;
"SigmaKalon"	SigmaKalon N.V., a Netherlands-based multinational chemical company with business activities in the marine, protective and industrial coatings segments;
"Spies Hecker"	registered trademark owned by chemical company DuPont. Products bearing this trademark are manufactured under licence from DuPont by Coatings in South Africa;
"South Africa"	the Republic of South Africa;
"Standard Bank"	Standard Bank of South Africa Limited (registration number 1962/000738/06), a public company duly registered and incorporated with limited liability in

	accordance with the company laws of South Africa and a registered bank,the shares of which are listed on the JSE;
"Standox"	registered trademark owned by DuPont. Products bearing this trademark are manufactured under license from DuPont by Freeworld Coatings in South Africa;
"Strate"	Strate Limited (registration number 1998/022242/06), a public company duly registered and incorporated with limited liability in accordance with the company laws of South Africa which is licensed as a central securities depository in terms of Section 32 of the Securities Services Act (Act 36 of 2004), as amended;
"the Scientific business" or "the Scientific division"	the Barloworld scientific laboratory business held through Barloworld Scientific Group Limited (registration number 2849837), a company duly registered and incorporated in accordance with the company laws of England and Wales which is in the process of being disposed of by Barloworld;
"this document" or "this pre-listing statement"	this pre-listing statement and the annexures hereto, to be issued by Freeworld Coatings on or about Thursday, 8 November 2007, regarding the listing of Freeworld Coatings on the JSE;
"unbundling"	the unbundling by Barloworld of of all the shares held by it in of Freeworld Coatings by way of a distribution in specie which will occur immediately after the listing in terms of section 90 of the Companies Act and section 46 of the Income Tax Act, whereby Barloworld shareholders recorded in the register on Friday, 7 December 2007 will receive one Freeworld Coatings share for every one Barloworld share held;
"USA"	United States of America;
"USD"	United States dollars;
"VAT"	Value-Added Tax payable in terms of the Value-Added Tax Act (Act 89 of 1991), as amended; and
"VOC"	volatile organic compounds.

Note:

*** These company names will be changed in due course to be consistent with the new Company identity.**

FREEWORLD
COATINGS LIMITED

(formerly Aletris Investment Holdings no 1 Limited)
(Incorporated in the Republic of South Africa)
(Registration number: 2007/021624/06)
JSE share code: FWD
ISIN: []

Directors

Non-executive directors

R. Godsell (Chairman)

B. Ngonyama

E. Links

M. Ngoasheng

D. Ntsebeza

P.M. Surgey

N. Orleyn

Executive directors

A.J. Lamprecht (CEO)

D.A. Thomas

PRE-LISTING STATEMENT

---

1. INTRODUCTION AND PURPOSE

After deliberations by the Barloworld board as well as extensive shareholder engagement, it was announced on Monday, 18 December 2006 that Barloworld would undertake certain actions to unlock shareholder value. This resulted in Barloworld changing its strategic profile to that of a focused distribution company with an offering that includes integrated product support, rental and logistics. As a consequence, Barloworld announced the intended disposal of the Scientific business and the unbundling of both Freeworld Coatings Group and the shares held by Barloworld in the already listed Pretoria Portland Cement Company Limited. Both are strong performing businesses that no longer fit the strategic profile of Barloworld.

As a result, in respect of Freeworld Coatings, the Barloworld board proposed, subject to the fulfilment of the conditions precedent set out in the Barloworld circular, to separately list the Freeworld Coatings ordinary shares and thereafter distribute all of the Freeworld Coatings distribution shares to Barloworld ordinary shareholders.

The Issuer Services Division of the JSE has approved the listing of the Freeworld Coatings ordinary shares in the Speciality Chemicals sub-sector of the "Chemicals" sector of the JSE lists under the name "Freeworld Coatings", with effect from the commencement of business on Monday, 3 December 2007. The Freeworld Coatings ordinary shares to be listed will constitute the only class of securities in Freeworld Coatings.

2. INFORMATION RELATING TO FREEWORLD COATINGS

2.1 Incorporation [7A1, 7A3, 7D1]

Freeworld Coatings, as the successor to the coatings division of Barloworld, was incorporated and registered in South Africa on Wednesday, 1 August 2007 as a public company. To facilitate the listing of Freeworld Coatings, the Group was restructured and consolidated under Freeworld Holdco, the new holding company of the Group. The Group restructuring is explained in more detail in paragraph 2.3.

2.2 History [7D1]

The origin of Freeworld Coatings dates back 118 years ago when Herbert Evans arrived in the bustling mining town of Johannesburg with a cart, a ladder, some paint brushes and a level of ambition matched only by his integrity. Two years later, in 1891, he had founded Herbert Evans (Proprietary) Limited, establishing his own paint manufacturing business.

Success followed and in 1910 Herbert Evans launched the first "ready-mixed" colour paints in South Africa. In 1915, Parthenon became the trademark of Herbert Evans (Proprietary) Limited, the first of several milestones in his life, which also included the development of floor polish and a revolutionary "best elastic" carriage varnish that could accommodate the expansion and contraction of wooden carriage wheels and underworks.

Herbert Evans' next step was into the automotive paint business in 1949, when he began preparing coatings under licence for Akzo Nobel. By this time the company had an entrenched reputation for innovation, quality and service and was ready to expand. The opportunity for expansion arrived and Herbert Evans (Proprietary) Limited combined operations with Chrome Chemicals, a partnership that formed the basis of the Plascon business was acquired by Barloworld in 1970.

From its inception, the Plascon business grew steadily to the point where, by the end of the 1990s, had operations in South Africa, Namibia, Botswana and Zambia. International operations also included the United Kingdom and Australia, which were acquired between 1996 and 1999. By then it had also gained a small entry to China through a traditional distribution and export model via Australia.

In 2001 the then Barlows Group changed its name to Barloworld, which led to the formation of Coatings, with a footprint focussed on Southern Africa and Australia.

From 2003, a new management team was in place and began implementing an aggressive positioning strategy, which saw a number of acquisitions and activities take place.

Coatings entered the colourant and related systems segment of the market in 2004 through the acquisition of ICC in South Africa. ICC supplies colourants not only to the Group, but also to various other paint manufacturers across the world.

Coatings further extended its product and technology profile through its entry into the complementary products segment when Hamilton Brush, a supplier of premium brand brushes and rollers, was purchased in 2005.

This was followed by the acquisition in 2006 of Midas Earthcote, which opened the door for the Group's participation in the cementations and textured coatings segment. In 2007 this interest in the textured coatings segment was reinforced, through the acquisition of a unique cement paint technology that will be further developed and is expected to play a valuable role in further strengthening Coatings competitive positioning in the market place.

During 2006, Coatings strengthened its position in the automotive sector through the acquisition of Prostart Investments, a distributor of refinish products. In 2007 Coatings concluded a BEE transaction with Izingwe, in terms of which Izingwe acquired an equity interest in Prostart Investments.

Coatings entry into the Chinese market brought with it a unique opportunity to explore an alternative technology to deliver paint to the market. This cutting edge technology is currently undergoing commercial evaluation and may provide Freeworld Coatings with the ability to enter various new and existing markets with a lower system cost alternative to deliver paint in bulk quantities, via a prepaint system, either to point of application or point of sale with the prospect of substantially reducing packaging and delivery costs and the cost of holding stock.

In 2007 Coatings sold a significant part of the Australian assets, which resulted in a significantly lower asset intensive presence in Australia but left Coatings with the potential to take up future opportunities in the Asia Pacific region as more fully described in clause 2.4.7.2.

Today, Freeworld Coatings is a leader in the manufacture of Decorative, Automotive and Industrial coatings in all Southern African territories. Freeworld Coatings is capable of providing full systems solutions and approaches across sectors ranging from Architectural Coatings to Performance Coatings and related products. Freeworld Coatings is currently ranked amongst the top 35 coatings businesses in the world and is well positioned in terms of experience, product offering and access to leading edge technology to further grow and successfully expand its presence in chosen markets and geographical locations.

2.3 Group structure

Coatings underwent a restructuring during 2007 to reorganise the business into defined operating entities and to consolidate the business under a single holding company, Freeworld Holdco. The restructure of the Group was undertaken to achieve the following broad objectives:

- to transfer all the Group's investments and businesses under Freeworld Holdco;
- to transfer the Group's South African investments and businesses under a South African intermediary holding company, Freeworld Coatings South Africa;
- to transfer the Group's foreign investments and businesses, to the extent possible, under a single foreign intermediary holding company, Freeworld Coatings Mauritius; and
- to restructure Freeworld Coatings' balance sheet to enhance the Group's gearing capacity.

The *diagram* below sets out the structure of Freeworld Coatings Group post implementation of the steps above. Freeworld *Coatings* owns 100% of each of the major subsidiaries illustrated in the diagram below. Details of the major subsidiaries *of* Freeworld Coatings are set out in Annexure 10.


FREEWORLD
COATINGS LIMITED
MAJOR SUBSIDIARIES & COUNTRY OF RESIDENCE
MANUFACTURES & SELLS
ALSO DISTRIBUTES
SEGMENTS
MAJOR BRANDS
CURRENT OPERATING COMPANIES

2.4 Nature of business [7D2, 7D3, 7D4]

2.4.1 Market leadership

Freeworld Coatings is a leading marketer of decorative, and automotive and industrial coatings in South Africa and throughout the Southern African region, supplying approximately 30% and 27% of the requirements of those markets respectively. Freeworld Coatings has factories in Durban, Port Elizabeth, Cape Town and Johannesburg and operations in Botswana, Malawi, Namibia, Swaziland and Zambia. Products are marketed and sold throughout these countries and other sub-Saharan African countries. The company is also present in China and Australia and exports to a number of countries.

Internationally Freeworld Coatings is regarded as a world-class player and is the 31st largest coatings company in the world.

Freeworld Coatings has rationalised its business operating model into two major operations, namely Decorative and Performance Coatings. A segmental analysis of the financial performance of both operations for the year ended 30 September 2007 is provided in the graphs below:


OPERATING PROFIT
63%
DECORATIVE COATINGS
PERFORMANCE COATINGS


TURNOVER
62%
DECORATIVE COATINGS
PERFORMANCE COATINGS

There have been material changes to the Group during the past five years, as a result of the corporatisation, as more fully described in clause 2.3, and the acquisitions and disposal of the Australian assets as set out in clause 2.4.7.2. [7.D.4].

There is currently no government protection, other than applicable local tariff protection, or any investment encouragement law affecting the business of Freeworld Coatings. [7.D.3].

2.4.2 Manufacturing excellence

All Plascon, ICC and automotive production facilities in South Africa hold ISO 9001 and ISO 14001 certification. In addition, ICC also holds OHSAS 18001 certification. Plascon in South Africa is awaiting its OHSAS 18001 certification for one remaining manufacturing facility before end 2007, while Automotive is targeting its by 2010.

All other production facilities are targeting achievement of ISO 9001, ISO 14001 and OHSAS 18001 certification by September 2010 as part of their individual strategic objectives.

2.4.3 Advanced technology

Freeworld Coatings objective for delivering world-class quality is matched by its use of cutting edge technology. Coatings has successfully developed and patented vesiculated bead technology, which reduces the quantity of white pigment (titanium oxide) required in the production process of certain paint brands. This unique process was recognised by the Department of Trade and Industry in South Africa who recently awarded Coatings with the coveted "DTI Award for Innovation in Large Companies" accolade. Coatings has also recently obtained a unique technology for the manufacture of wet cement-based paints.

In addition, Freeworld Coatings is currently assessing a unique pre-paint based delivery system that maximises the efficiencies of colourant usage and can reduce the traditional costs associated with manufacture of a full paint product line. This technology also holds the promise of reducing inventory-holding costs.

2.4.4 Brand leadership

As befits its status as a leader in the South African coatings industry, Freeworld Coatings' products are regarded as iconic brands within the markets they serve, with a strong reputation for quality, and attract a loyal customer base. Freeworld Coatings is a market leader, supplying brands including Plascon, Plascon Professional, Crown, Polycell, Midas and Earthcote to consumers and commercial enterprises.



Double Velvet
Wall & All
Micatex
Nuroof
Mendall 90
Earthcote
DOWN TO EARTH
MIDAS
crown
crown

Plascon markets its décor effect through its Plascon Living Concepts showroom at The Design Quarter in Fourways, Johannesburg.

This is a first-of-its-kind paint showroom in South Africa. It uses specially developed computer software designed to help inspire customers by allowing them to see the Plascon range of colours on digital images of their homes, and the winner of a number of best retail store awards.



PLASCON
Living Concepts

The Midas and Earthcote brands are marketed and sold through 54 franchise stores throughout South Africa with a further 5 outside of South Africa, located in Mauritius, Edinburgh, Antwerp, Amsterdam and Windhoek.


Earthcote

Within the industrial and furniture markets throughout Southern Africa the Company is well known as a supplier of specialised coatings under the Plascon and Midas Earthcote brands.


PLASCON
PLASCOTHANE 421
PLASCOTHANE 421
HARDENER
International
Interseal 670HS

In the automotive industry, Freeworld Coatings supplies both vehicle manufacturers and the refinish industries in Southern Africa with products under the Plascon, Spies Hecker, Standox and DuPont brands.


SPIES HECKER
Permahyd
Mischlack
SPIES HECKER
Permahyd
Mischlack
Serie 280

In addition, through ICC, Freeworld Coatings produces and supplies colourant systems throughout South Africa and exports them to an increasing number of countries.


XERACOLOUR
XERACOLOUR

Complementary products, which include a wide range of paint brushes and rollers, are marketed to commercial enterprises and the DIY market under the premier Hamilton Brush brand.



2.4.5 Established customer base

Freeworld Coatings operates successfully across many sectors of the South African economy, serving major customers with whom it has long established relationships for many years through well developed supply channels.

2.4.5.1 Retail channel

Major retail customers include the Iliad Africa Group, the Massmart Group, the Mica Hardware Group, Penny Pinchers Group and Spar Build-it.

2.4.5.2 Trade channel

The trade channel sector includes major construction companies such as Murray and Roberts, Group Five and major asset owners such as Sanlam, Old Mutual and Investec.

2.4.5.3 Automotive channel

Major customers include Ford, General Motors, Mercedes, Nissan, Toyota and Volkswagen.

2.4.5.4 Industrial channel

Major customers in this segment are businesses which include Afrox, Bell Equipment and Transnet.

Freeworld Coatings also counts a significant number of independently owned hardware and paint specialist outlets as customers, with a national footprint across South Africa.

2.4.6 Market competitors

The Group has achieved its position of pre-eminence in the areas in which it has chosen to operate despite intense competition in the South African market. There are over 300 paint manufacturers in the local and regional market producing a range of coatings for industrial and decorative purposes.

Principal competitors include:

- Dulux and Prominent Paints in the decorative paint market;
- Glasurit, BASF, Hemmelrath and PPG in the automotive paint market;
- Academy, which supplies complementary products such as brushes and rollers; and

- Degussa in the colourant product market.

2.4.7 Strategic acquisitions and disposals

2.4.7.1 Strategic acquisitions

As a market leader in the South African coatings arena, Freeworld Coatings Group adopted a policy of enhancing organic growth in the business through a policy of strategic acquisitions designed to consolidate its position within the coatings sector, and expand its offerings into complementary spheres of activity that would expand and enhance its market offerings.

This policy of strategic positioning of the Group since 2003 has had a positive impact on the growth and profitability of the business and will continue to be part of Freeworld Coatings' approach to future growth as it strives to achieve its target of being one of the world's leading paint manufacturers and marketers. To date, the most significant acquisitions have been:

- Prostart Investments, distributors of automotive refinish paint and related products to the automotive repair and panel beating trade on 1 February 2006. These products are also used to spray-paint new busses, trailers and security vans, as well as to refurbish used vehicles for customers. The Prostart Investment acquisition entrenches Freeworld Coatings as a major player in the refinishing market. As the only South African paint manufacturer accredited by major vehicle manufacturers to produce refinish paints, Freeworld Coatings Group gained additional presence through the acquisition of an existing distribution network, an advantage it had previously not enjoyed.

  Another important consideration was the learnership programme envisioned and commenced by the Group.

  The automotive paint industry has seen significant changes to the technology and application of spray paint over the last few years. Unfortunately, these changes have dramatically outpaced skills development in this area, leaving the industry with a shortage of qualified spray-painters in South Africa that could not be filled through current apprenticeships.

  Although the Company currently operates three training centres where qualified spray-painters, distributors and other panel shop staff are trained in the correct use and application of their automotive paint products, the Company believes that broader initiatives are required to upgrade skills and secure the future of the industry in South Africa. The acquisition of Prostart Investments facilitated this process.

- Midas Earthcote, a producer of textured cementations coatings, textured and other coatings that were not produced by the Group and had staff whose specialised skills complemented those of the business. In addition, Midas had long-established relationships with building and paint contractors, especially in the Western Cape, whilst Freeworld Coatings Group had a larger presence in the retail and DIY markets. Midas sells and distributes its products through 54 franchised concept stores located in premium retail locations around South Africa.

The acquisition of Midas brought together the "value for money" Midas branded coatings range as well as Midas' experience in and knowledge of the contracting industry. Midas has initiated an enterprise development project in the Western Cape, comprising partnerships with contractors from previously disadvantaged communities. The long-term goal is to expand this project to cover the whole of South Africa and beyond.

- Hamilton Brush, a premium manufacturer of paint brushes, paint rollers and associated products from Kuilsriver near Cape Town, was acquired on 1 October 2004.

  This acquisition brought a high quality range of complementary products into the Group, creating potential for considerable synergies. These include the consolidation of research and distribution and transfer of technical and marketing know-how and best practices across traditional industry lines.

  In addition, Hamilton Brush is also responsible for the distribution to hardware distributors of 3M products (e.g. coated abrasives and adhesive tapes) and Energizer batteries and torches, all of which are manufactured abroad and imported to South Africa. This brought additional value to the transaction.

  Hamilton's well-developed distribution structure, using agents who buy its products and then sell them on to the market, was also an added benefit, as was as the distribution channels that share common promotional needs and support.

2.4.7.2 Australia disposal

Following a strategic review of all businesses in the Group's portfolio during 2003 and 2004, management identified that changes in a number of key drivers in the Australian coatings market had resulted in some structural imbalances, which restricted the achievement of acceptable returns.

The suboptimal structure was reflected in the Australian coatings industry in which value and volume growth did not keep track with GDP growth. Consequently per capita consumption was also significantly lower than in a number of countries with comparable per capita incomes. The restructure of the industry, which was anticipated from the proposed Wattyl Limited acquisition, would have released the potential for a significantly larger coatings market.

A number of initiatives to find a solution to the stalemate situation in the Australian coatings industry were subsequently pursued by management.

During 2005 the efforts to find a sustainable strategic solution to the suboptimal market structure in Australia continued and in 2006 an offer to acquire Wattyl Limited with the full support of the Wattyl Limited board of directors was made. The resultant restructuring of the industry would have allowed the merged entity to gain sufficient scale to compete vigorously with the current market leader with a comprehensive portfolio of brands covering all relevant product categories and price points with an alternative national channel to market. It would also have resulted in renewed investment in research and development as well as stimulating the overall demand for paint across the industry.

Despite various proposals from Barloworld to successfully complete the transaction, the ACCC decided not to approve the transaction in a form acceptable to the Group, resulting in the lapse of the bid.

Barloworld cooperated fully with the ACCC throughout the offer period for Wattyl. The Group responded to the ACCC's initial findings by offering substantial undertakings. The final decision surprised many industry commentators. As Ivor Ries of EL & C Baillieu Stockbroking Limited publicly stated: "Furthermore there are no barriers to imports of paint and the three big retailers, Bunnings, Mitre 10 and Home Hardware, today account for 60% or more of retail sales. Market power rests with the retailers, not the manufacturers, something that the ACCC seems to have missed. Although I stand to be corrected, this may go down as the dumbest decision the ACCC ever handed down".

Following the decision of the ACCC, Barloworld's former CEO, Tony Phillips, commented: "As we clearly explained to the ACCC in our discussions with them, the consequence of their decision is that it will not be 'business as usual' for our coatings interests in Australia. We are now pursuing options to restructure our business and as a result, reduce our investment in the country. Notwithstanding this, we remain committed to the Asia-Pacific region and will continue to pursue a number of other avenues for expansion in this important area of the world".

In July of 2007 Barloworld announced that agreement had been reached for the sale of a significant part of the assets of the Coatings Australia business, including the Villawood factory to PPG for net asset value.

Coatings Australia retained a strategic interest in Australia as the transaction did not include the Glen Waverley manufacturing facility in Melbourne. It will now be able to focus on certain niche segments in Australia and grow abroad. This facility will continue to toll manufacture the Bristol range of products for PPG. Freeworld Coatings Australia will also continue to supply colourants to PPG in the Asia specific region.

2.4.8 Freeworld Coatings ethos

FREEWORLD
COATINGS LIMITED

As it moves towards a new chapter in its already successful history, Freeworld Coatings has developed a unique approach to its business, creating an operating ethos that may well set it aside from many other companies operating in the chemical sector of the market.

Arising from its value based management philosophy and its vision to be a world class commercially sensible and socially responsible coatings multinational present in selected geographies with superior growth, it is committed to reflect its custodianship of the earth and its resources in an environmentally responsible manner and play within its means, a progressive role in the conduct of its business operations.

Its commitment to ISO 14001 and OHSAS 18001 standards serves as an indication in this regard.

Following a systems approach, strategies are being formulated to arrive at a "greenhouse neutral" environmental policy that will reduce the environmental balance sheet and the development and implementation of a measurable environmental policy that will reduce the impact on the environment both upstream and downstream of Freeworld Coatings' supply chain, working with both suppliers and customers to also reduce their carbon footprint.

As mentioned in paragraph 1, Freeworld Coatings Group owes its existence to a time when industrialisation commenced in South Africa with the discovery of gold on the Witwatersrand. The freeing of the society's prospects to move beyond an agrarian existence also dates to this era.

While much economic growth and development resulted from this, it was accompanied by a society organised in a manner that unfortunately also produced a world with misery and lost opportunity for the majority of its inhabitants.

Just as the society acknowledged with its move to a non-racial democratic order in 1994 that a beneficial relationship can exist between economic growth and human progress, so the Company is committed to play a role in this regard.

Freeworld Coatings is committed to function in harmony with the boni mores of a non-racial democratic society and believes business can be conducted successfully in a manner that contributes to the development goals of not only the country of its domicile, but also of particularly those societies with developing economies in which it will operate.

In two of its recent acquisitions in the formal regulatory approval process it set out plans for addressing at scale and over time the upliftment of skills as well as enterprise development for the industry segments concerned as part of the business model.

Freeworld Coatings believes it offers products and solutions that not only can protect and create attractive décor for a better living environment, but which can add considerably more economic value than their product cost. It will continue with R&D to further enhance this relationship.

The Company's approach to business is mirrored in Freewold Coating's new identity. It will become a feature on all Freeworld Coating's packaging and product lines, emphasising the Company's chosen approach to business and our commitment to being a citizen of the world that operates in a profitable and sustainable, yet socially responsible manner.

2.5 Strategy and prospects [7D5]

The directors of Freeworld Coatings are optimistic about the opportunities and growth prospects available in South Africa and internationally. Freeworld Coatings' strategy, as articulated since 2003, is to be a world-class, commercially sensible and socially responsible company with a presence in selected high growth multinational geographies, in which all the products and solutions offered can become leaders in their respective markets.

Freeworld Coatings, currently the 31st largest coatings company in the world, with the majority of its assets in South and Southern Africa, needs to and is intent on significantly growing its size and international presence thereby positioning itself over time as one of the largest global paint competitors.

Freeworld Coatings is proud of its South African domicile. However, the Company needs to turn its eyes to new international markets to achieve its objectives in an industry which is undergoing rapid consolidation. Expansion opportunities in Africa are limited by the size of the market which makes up only 2% of global coating sales. Therefore, it is imperative for Freeworld Coatings not only to maintain its current relative global position, but in order to advance towards the top 10 in the industry, to grow significantly through strategically suitable acquisitions abroad.

Other growth regions of the world are increasing their already substantial share of the world coatings market, Eastern and Western Europe make up 28% of the global market and Asia accounts for 31% of international sales. It is therefore critical for Freeworld Coatings to expand its footprint into these growth areas.

In order to achieve this, Freeworld Coatings has developed a strategy which includes:

- targeting acquisitions which complement and further its vision;
- building its premium and other appropriate brands;
- aligning the distribution channels to market;
- lowering overall business system costs by internationally rolling out the new business model under development in China;
- continued investment in R&D, as well as accessing world class and leading coatings technology through its membership, *inter alia*, of the CRGI and Nova groups;
- further developing the role of tinting systems;
- the review of product ranges in terms of composition, characteristics and functionality;
- focusing on innovation by fully capitalising on the R&D facilities in Alberton (new product development) and Stellenbosch (polymer research); and
- further developing Freeworld Coatings' already well established relationships with its international partners which include, *inter alia*, Akzo Nobel and DuPont.

Freeworld Coatings' strategy is underpinned by the "value based management" philosophy which seeks to create value for all its stakeholders including, shareholders, employees, customers, principals and suppliers as well as the communities in which Freeworld Coatings operates. From a shareholder perspective, the business has been achieving returns well in excess of its cost of capital, with a place in the top quartile of performers in the global coatings industry.

South Africa is experiencing strong economic growth and a sustained programme of infrastructure investment, which is expected to continue for the next few years.

The emerging middle class, post the 1994 elections, and the build up to the 2010 Soccer World Cup are also fuelling the Company's growth. Freeworld Coatings is well positioned to benefit from the resulting increase in:

- infrastructure spend;
- housing development; and
- vehicle sales,

to be achieved as a result of South Africa's economic growth.

In addition, Freeworld Coatings has established an effective distribution structure that is also strategically placed to serve the needs of the rapidly growing black middle class.

Growth into Africa is being assisted by Freeworld Coatings entry into Mozambique, Angola and Ghana, using the successful model adopted in greenfield manufacturing operations in Zambia and Malawi. Presently, Freeworld Coatings only has distributors in these regions.

Additional growth is also expected through partnerships with global textured coating manufacturers, providing access to the textured coating sector in regions where Freeworld Coatings currently has a presence.

With the ever increasing pressure from a regulatory and environmental perspective to reduce and ultimately eliminate VOC from world coatings, the colourant business is ideally placed to leverage its "zero VOC technology" and know-how into other markets. Such markets will include Europe and Asia where stringent environmental targets have been legislated and which presents vast markets which Freeworld Coatings is succeeding in penetrating.

Selective acquisitions are also expected to further the Company's growth.

The directors of Freeworld Coatings are committed to the development of a prosperous and non-racial South Africa. The Company believes that the development of BEE initiatives is a social and commercial imperative for the long-term development and sustainability of the South African economy and Freeworld Coatings.

Due to the uncertainty and circumstances surrounding the unbundling period of the Group from Barloworld, it has not been possible to enhance the Company's BEE plans during this period.

This situation will be addressed after the listing of the Company on the JSE in December 2007, when, in line with Freeworld Coatings' commitment to empowerment and employment equity, a BEE equity ownership transaction will be finalised and its employment equity and related plans will again be accelerated.

2.6 Experienced management team

The Freeworld Coatings management team has an established track record and a strong base of experience, which is reflected by their combined 119 years of service in the coatings industry.

The current Freeworld Coatings management team, which took the helm of the Company in 2003, has more than doubled the value of the Group in the four years to 2006, ensuring that the business has achieved top quintile returns in comparison to its global peer group.

Freeworld Coatings Group has demonstrated its ability to successfully add value through strategic acquisitions and integrate them successfully into the business. No part of Freeworld Coatings will be managed by a third party. [7B10]

"The essence of our brand is a free thinking, responsible and successful innovator."

André Lamprecht

3. FINANCIAL INFORMATION [7E3, 7E10]

3.1 Historical financial information for the financial years ended 30 September 2005, 30 September 2006 and 30 September 2007 is set out in Annexure 1 to this pre-listing statement.

3.2 The independent reporting accountants' report on the historical financial information of Freeworld Coatings is set out in Annexure 2 to this pre-listing statement.

3.3 Unaudited *pro forma* financial information for the year ended 30 September 2007 is set out in Annexure 3 to this pre-listing statement.

3.4 The independent reporting accountants' report on the unaudited *pro forma* financial information of Freeworld Coatings is set out in Annexure 4 to this pre-listing statement.

3.5 Up to the last practicable date, there has been no material change in the financial or trading position of Freeworld Coatings since the financial year ended 30 September 2007.

3.6 Loans

3.6.1 Borrowing powers [7.A.12 and 7.A.13]

Extracts from the articles reflecting the borrowing powers of Freeworld Coatings exercisable by the directors and the manner in which such borrowing powers may be varied are set out in Annexure 5 to this pre-listing statement. The borrowing powers of directors of subsidiaries are restricted only by the limits, if any, imposed by Freeworld Holdco.

The borrowing powers of the Group have not been exceeded during the three years preceding the date of this pre-listing statement. There are no restrictions on the borrowing powers of Freeworld Coatings and its subsidiaries other than as contained in the articles as set out in Annexure 5 and the funding agreements mentioned in paragraph 3.6.3. The Company has not applied for foreign funding and borrowings have therefore not been restricted in terms of Exchange Control Regulations. [7.A.13]

3.6.2 *Borrowings*

There are no third party loans to Freeworld Coatings which are outstanding and no member of the Group has any conversion or redemption rights. Neither Freeworld Coatings nor its subsidiaries have any debts that are repayable within the next 12 months [7.A.15(g)]. There is currently no loan capital outstanding [7.A.19].

3.6.3 Material loans

The listing and unbundling of Freeworld Coatings required an alteration to its capital structure and subsequent payment of R900 million to Barloworld. In consequence and to fund its ongoing working capital and other funding requirements, the following material loans have been entered into.

a. Senior term loan – Facility A

Borrower	Freeworld Coatings
Lenders	Nedbank

Amount	R150 million
Purpose	Funding of Freeworld Coatings and settlement of debt owing to Barloworld
Term	7 years from drawdown date
Interest rate	6 month JIBAR plus 160 basis points
Payment profile	Capital moratorium of 1 year Thereafter an amortising profile of semi-annual equal total instalments, payable in arrears over the remaining term, comprising capital and interest
Guarantee	Not applicable
Funding of repayments	Internally generated cash flows

b. Senior term loan – Facility B

Borrower	Freeworld Coatings
Lenders	Nedbank
Amount	R150 million
Purpose	Funding of Freeworld Coatings and settlement of debt owing to Barloworld
Term	7 years from drawdown date
Interest rate	6 month JIBAR plus 180 basis points
Payment profile	Capital moratorium of 2 years Thereafter an amortising profile of semi-annual equal total instalments, payable in arrears over the remaining term, comprising capital and interest
Guarantee	Not applicable
Funding of repayments	Internally generated cash flows

c. Senior term loan – Facility C

Borrower	Freeworld Coatings
Lenders	Nedbank
Amount	R300 million
Purpose	Funding of Freeworld Coatings and settlement of debt owing to Barloworld
Term	7 years from drawdown date
Interest rate	6 month JIBAR plus 195 basis points
Payment profile	Capital is repayable by way of a single bullet payment at the end of the term
Guarantee	Not applicable
Funding of repayments	Internally generated cash flows

d. Working capital facility

Borrower	Freeworld Coatings
Lenders	Nedbank
Amount	R400 million
Purpose	Funding of Freeworld Coatings and settlement of debt owing to Barloworld
Term	General banking facility repayable on demand and subject to annual review
Interest rate	One month JIBAR plus 120 basis points
Payment profile	No fixed payment terms
Guarantee	Not applicable
Funding of repayments	Internally generated cash flows

The funds will be advanced to Freeworld Coatings in terms of these facilities prior to the listing date in order to:

- repay the existing Barloworld term loan of approximately R900 million; and
- provide for Freeworld Coatings ongoing funding requirements including ongoing capital expenditure.

The borrowings set out above are unsecured.

3.6.4 Material inter-company finance and other transactions [7D7]

Material inter-company finance as at 30 September 2007	R'000
Barloworld Plascon	
- Loan balance owing to Freeworld Coatings Investments at 30 September 2007	34,285
Plascon Property	
- Loan balance owing to Freeworld Coatings Investments at 30 September 2007	23,492

The loans are unsecured, have no fixed terms of repayment and are interest free.

3.6.5 Loans receivable [7.A.20 & 7.A.22]

No material loans were made by Freeworld Coatings and/or any of its subsidiaries as at the last practicable date.

3.7 Material commitments, lease payments and contingent liabilities [7.A.17]

3.7.1 Capital expenditure commitments

Capital expenditure commitments as at 30 September 2007	R'000
Contracted	18,395
Approved but not contracted	10,193
	28,588

The above capital expenditure commitments are in relation to property, plant and equipment. The Group has no material expenditure commitments regarding intangible assets. Capital expenditure will be funded by a combination of external borrowings and cash flow from operations.

3.7.2 Lease commitments

Lease commitments as at 30 September 2007	R'000
- External	
Land and buildings	4,344
Motor vehicles	564
Other	284
	5,192

External lease payments relate to operating lease obligations of Freeworld Coatings and its subsidiaries in relation to committed minimum lease payments for the financial year ended 30 September 2008.

3.7.3 Contingent liabilities

The Company has provided a guarantee at 30 September 2007 for R4.0 million on behalf of Valspar SA (Proprietary) Limited and R0.5 million on behalf of Paint Junction (Proprietary) Limited in respect of overdraft facilities with Nedbank and Standard Bank respectively.

Other than as disclosed above, there are no other material commitments, lease payments and contingent liabilities.

3.8 Intangible assets

The excess of the purchase price over the net assets of the Group, just prior to the corporatisation, of R2,7 billion has been allocated as follows:

	R'000
Property revaluations	212,652
Intellectual capital and brands	686,100
Goodwill	1,807,079

Goodwill is created on any acquisition or business combination where the purchase price exceeds the fair value of all tangible and identifiable intangible assets and liabilities including the fair value of any *contingent liability* brought on balance sheet.

3.9 Working capital statement **[7E7]**

The directors are satisfied, having considered the effects of the unbundling and the separate listing of Freeworld Coatings, that:

- the Company and the Group will be able, in the ordinary course of business, to pay its debts for a period of 12 months from the date of this pre-listing statement;
- the assets of the Company and the Group will be in excess of the liabilities of the Company and the Group, for a period of 12 months after the date of this pre-listing

statement, measured in accordance with the accounting policies used in the audited annual financial statements for the year ended 30 September 2007;

- the ordinary share capital and reserves of the Company and the Group will be adequate for a period of 12 months from the date of this pre-listing statement; and
- the working capital of the Company and the Group will be adequate for a period of 12 months from the date of this pre-listing statement.

4. DIRECTORS AND SENIOR MANAGEMENT

4.1 Details of the directors and senior management [7.B.1, 7.B.2, 7.B.3 and 7.F.6(e) & 4.8]

The names, ages, business addresses, functions, qualifications, occupations, nationalities and brief CVs of the directors and senior management are set out in Annexure 6 [7B1, 7B2, 7B5, 7F6, 7B12].

None of the directors have declared:

- any bankruptcies, insolvencies, or individual voluntary compromise arrangements; [7.2.7 (f)]
- any receiverships, compulsory liquidations, creditors voluntary liquidations, administrations, company voluntary arrangements or any compromise or arrangement with creditors generally or any class of creditors of any company where the director is or was a director with an executive function of such company at the time of or within the twelve months preceding any such event(s);
- any compulsory liquidations, administrations or partnership voluntary arrangements of any partnership where the director is or was a partner at the time of or within the twelve months preceding such event(s); [7.B.2(h)]
- any receiverships of any asset(s) of the director or of a partnership of which the person is or was a partner at the time of or within the twelve months proceeding such event(s); [7.B.2 (i)]
- any details of any public criticism of the director by statutory or regulatory authorities, including recognised professional bodies, and whether the director has ever been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of any company; [7.B.2 (j)] and
- any offence involving dishonesty. [7.B.2(k)]

All of the existing directors have submitted or will submit to the JSE duly completed director's declarations in compliance with Schedule 21 of the JSE Listings Requirements, while newly appointed directors will submit to the JSE duly completed declarations in compliance with Schedule 21 of the JSE Listings Requirements. [7.B.3]

4.2 Terms of office of directors [7B5]

Executive directors have no fixed-term service contracts and conditions of employment are governed by engagement letters. [7.F.3] Executive directors retire between the ages of 55 and 65 [7.B.11 (d)]. Pension and provident fund payouts are based on period of service and no provision is made for restraint of trade contract payments for executives [7.B.5] [7.F.3]. No person has any right to appoint any director other than in the terms of the articles.

4.3 Directors powers [7A12, 7B6]

The relevant provisions of the articles of association of Freeworld Coatings governing the qualification, remuneration and borrowing powers of directors are set out in Annexure 6 to this pre-listing statement.

The borrowing powers of Freeworld Coatings and its subsidiaries have not been exceeded in the past three years.

4.4 Directors' interests in securities [7B20]

The interests of the directors in Barloworld shares as at the last practicable date and as they are expected to be in Freeworld Coatings immediately following the listing are disclosed below:

	Beneficial		Non-beneficial		
Executive directors	**Direct**	**Indirect**	**Direct**	**Indirect**	**Total**
A.J. Lamprecht	3,000	-	-	-	3,000
D.A. Thomas	5,000	-	-	-	5,000
	8,000	-	-	-	8,000

4.5 Directors' interests in transactions

No director has or had any interest, whether direct or indirect, in any transaction which is or was unusual in its nature or conditions or significant to the business of the Group taken as a whole and which was effected by the Company during the current or immediately preceding financial year, or during any earlier financial year and which remains in any respect outstanding or unperformed. [7.B.21]

No director has been paid any monies to induce them to become a director in the three years preceding the date of this pre-listing statement. [7.B.19]

The articles of Freeworld Holdco provide that any director who has an interest in a contract or arrangement with the Company is obliged to declare that interest in terms of the Companies Act and shall not be entitled to vote in a resolution relating thereto.

4.6 Remuneration of directors

The remuneration received by the directors is in respect of their directorships in the Group. Relevant extracts detailing directors' remuneration are set out under directors emoluments in Annexure 5 to this pre-listing statement. **[7B7]**

Executive directors may be eligible for incentive-based bonus payments at the discretion of the Remuneration Committee. It is not anticipated that the listing of Freeworld Coatings on the JSE will result in any changes to the remuneration of the directors, other than set out in Annexure 6. **[7B9]**

Other than the amounts due to the Barloworld share trust as indicated in the table below, no loans have been made or security furnished by Freeworld Coatings and or any of its subsidiaries to or for the benefit of any director. **[7.A.21]**

Director	Number of shares	Company	Date	Amount due
D.A. Thomas	5,000	Barloworld Limited	31 August 2007	R118 575.60
D.A. Thomas	5,000	Pretoria Portland Cement Company Limited	31 August 2007	R118 575.60

During the year ended 30 September 2007, there are no fees paid or accrued to a third party in lieu of directors fees, and no management function is expected to be outsourced in the foreseeable future. [7B8, 7B10]

There are no service contracts, existing or proposed, between any director and the Company or any subsidiary and any member of the administrative/management or supervisory bodies which provides for benefits on termination of employment other than payments in lieu of salary and benefits and any expenses owed. No provision is made for retrenchment packages or restraint of trade payments.

5. SHARE CAPITAL AND SHARE PREMIUM **[4.28(a),4.28(b),7A4]**

5.1 Authorised and issued share capital

The authorised and issued share capital of the Company, at the last practicable is set out below. Freeworld Coatings has no treasury shares or debentures. **[7.A.6(a), 7.C.2(g)]**

	R'000
Authorised share capital	
300,000,000 ordinary shares of 1 cent each	**3,000**
Total authorised share capital	**3,000**
Issued share capital	
203,843,388 ordinary shares of 1 cent each	**2,038**
Share premium	
On 203,843,388 ordinary shares of 1 cent each	**2,597,962**
Total issued share capital and share premium	**2,600,000**

At the date of listing, the authorised share capital of Freeworld Coatings will comprise 300,000,000 ordinary shares with a par value of 1 cent each. The exact number of Freeworld Coatings ordinary shares to be listed will be determined immediately prior to the listing and is dependant on the number of Barloworld share options that will be exercised between the last practicable date and the date of the listing and will be equal to the number of Barloworld shares then in issue. Up to 2,027,382 Barloworld ordinary shares can still be issued under the existing share incentive schemes of Barloworld. There have been no consolidations or sub divisions of Freeworld Coatings shares in the last 3 years [7A9]. The ordinary shares are the only class of security in issue. There are no other classes of securities listed on any other exchange [7.A.11].

5.2 Alterations to share capital **[7.A.8, 7.A.9 & 7.D.1 (c)]**

To prepare the Company for listing, Barloworld embarked on a corporate restructuring just prior to the financial year end which resulted in the consolidation of the Group which in turn acquired the various Group businesses from Barloworld for R3.5 billion with R2.6 billion thereof settled through the issue of 203,843,388 shares of 1 cent each and the balance of R900 million being paid to Barloworld prior to the listing. Other than as set out above, there have been no alterations to the Freeworld Coatings share capital or any of its subsidiaries in the 3 years preceding the last practicable date.

5.3 Freeworld Coatings share incentive schemes **[7A23, 7A24]**

Prior to the listing and unbundling of Freeworld Coatings, certain employees of Freeworld Coatings participated in Barloworld share option schemes. The interest of these employees in the Barloworld share option schemes will remain unchanged. Freeworld Coatings has adopted new schemes. The settlement principles and provisions that will apply to the newly adopted Freeworld Coatings share incentive plans are set out in Annexure 7.

5.4 Dividends and dividend policy **[7C11, 7C12, 7C13]**

The Freeworld Coatings directors intend to declare an annual dividend. The dividend policy will be reviewed by the Freeworld Coatings directors from time to time in light of the then prevailing circumstances and cash requirements of Freeworld Coatings. Dividends will be declared in November each year.

Any dividend remaining unclaimed for a period of three years from its declaration may, provided that notice of the declaration has been given to the person entitled thereto by prepaid letter sent to his last registered address, be forfeited by resolution of the directors for the benefit of the Company. There no arrangements under which future dividends are waived or agreed to be waived **[7.C.13]**.

5.5 Control of share capital **[7A10]**

The unissued authorised shares of the Company, are under the control of the directors in terms of the provisions of sections 221 and 222 of the Companies Act and any issue thereof is subject to the JSE Listings Requirements.

5.6 Rights attaching to Freeworld Coatings shares **[7A6, 7A7, 7.A.23, 7.A.24]]**

All Freeworld Coatings shares, at the date of listing, will be of the same class and rank *pari passu* in every respect. There are no preferential conversion or exchange rights of any kind attached to Freeworld Coatings shares [7.A.23]. Subscribing for shares will include acquiring them from a person to whom they were allotted or were agreed to be allotted with a view to selling them [7.A.24]. All shares will be entitled to have equal rights to participate in capital, dividend or profit distributions by Freeworld Coatings. Any variation in the rights attaching to Freeworld Coatings shares will require a special resolution of Freeworld Coatings shareholders in general meeting in accordance with the articles.

In accordance with the articles, at any general meeting of Freeworld Coatings shareholders, every Freeworld Coatings shareholder present in person or by authorised representative shall have one vote on a show of hands, provided that a proxy shall, irrespective of the number of Freeworld Coatings shareholders that proxy represents, have only one vote. On a poll, every Freeworld Coatings shareholder present in person or by proxy shall have one vote for each ordinary share held by him/it.

6. INFORMATION ON SHAREHOLDERS

6.1 Major shareholders [7A25, 7A26, 7A27, 7.D.8]

Coatings has been a wholly owned by Barloworld for the five years prior to the last practicable date [7.D.8]. Following the unbundling, Barloworld shareholders will hold Freeworld Coatings ordinary shares in proportion to their shareholdings in Barloworld. Consequently, Freeworld Coatings shareholders, directly or indirectly, beneficially holding 5% or more of the ordinary issued share capital of Freeworld Coatings, after the unbundling, based on their Barloworld shareholdings at the last practicable date, excluding Freeworld Coatings directors, will be as follows:

Name	Number of ordinary shares immediately following the listing and unbundling (million)	% of issued ordinary share capital immediately following the listing and unbundling
Public Investment Corporation	33.7	16.50
Sanlam Investment Management	22.3	10.97

Save as indicated above, the directors are not aware of the existence of any shareholder who beneficially owns 5% or more of the issued share capital of Barloworld, and will hence own 5% or more of Freeworld Coatings, based on the shareholdings in Barloworld at the last practicable date. Subsequent to the unbundling, as far as the directors are aware, there will be no controlling shareholders of Freeworld Coatings **[7.D.8]**.

7. ACQUISITIONS AND DISPOSALS

7.1 Business and property acquisitions [7D9 & (7E4 – 7E6)]

The material business and property acquisitions made during the three years preceding the last practicable date are set out in Annexure 13. There are currently no proposed acquisitions by Freeworld Coatings or any of its subsidiaries of any securities, the business undertakings of any other companies or any immovable property or fixed assets or any options to acquire such property or fixed assets.

7.2 Disposals [7D10]

There has been no material property disposed of during the three years preceding the last practicable date, other than the disposal of Australian assets, as more fully described in clause 2.4.7.2, or proposed to be disposed of by Freeworld Coatings or any of its subsidiaries.

7.3 Principal immovable property and leasehold properties [7D6]

Details of the principle immovable properties owned by Freeworld Coatings and its subsidiaries and those leased by Freeworld Coatings and its subsidiaries are set out in Annexure 8.

7.4 Valuations

External valuations in respect of the properties held by Plascon Property and Freeworld Coatings Australia, as per Annexure 8, were performed during the financial year ended 30 September 2007. Copies of these valuation reports are available for inspection.

8. GENERAL [7D9, 7D10]

8.1 Corporate governance [7.F.5 and 7.F.6]

Freeworld Coatings has adopted the corporate governance principles of Barloworld which has long espoused high standards of ethical behaviour and corporate governance. Freeworld Coatings is committed to the principles of openness, integrity and accountability in its dealings with all stakeholders and supports the code of corporate practices and conduct as recommended by the King II report on corporate governance. Extracts of the corporate governance policies adopted by Freeworld Coatings are set out in Annexure 9.

8.2 Litigation statement [7D11]

The Group is not, and has not in the 12 months preceding the date of signature of this pre-listing statement, been involved in any material legal or arbitration proceedings which may have or have had a material effect on the financial position of the Group, nor is the Group aware of any such proceedings that are pending or threatened.

8.3 Material contracts [7.F.1 - 7.F.4]

There are no material contracts that have been entered into by the Company or a member of the Group within the two years immediately preceding the last practicable date or are, or may be, material to Freeworld Coatings or its subsidiaries at the last practicable date otherwise than in the ordinary course of business.

No contracts entered into at any time contain an obligation or settlement that is material to Freeworld Coatings or its subsidiaries at the last practicable date.

8.4 Material changes [7.E.10]

Other than the new funding facilities detailed in paragraph 3.6.3, there have been no material changes in the financial or trading position of Freeworld Coatings and its subsidiaries that has occurred between 30 September 2007 and the last practicable date.

8.5 Management contracts [7B10]

There are no management contracts currently outsourced or expected to be outsourced.

9. ADVISORS CONSENT AND INTERESTS [7F7 AND 8.5.6]

Each of the merchant bank and sponsor, legal adviser, auditor, reporting accountant and transfer secretaries have consented in writing to act in the capacities stated and to their names being included in this pre-listing statement and have not withdrawn their consent prior to the publication of this pre-listing statement.

None of the advisers of the Company had an interest in the issued share capital of the Company at the last practicable date.

The reporting accountants and auditors have given, and have not withdrawn, their consents to the issue of this circular with their reports included herein in the form and context in which they appear.

10. EXPENSES RELATING TO THE LISTING [7B17]

The cash expenses of the listing, as detailed below, are estimated to be R8.50 million. All the fees payable to the parties below are exclusive of VAT.

	R'000
Merchant bank and sponsor*	2 800
Attorneys*	750
Reporting accountants and auditors*	350
Design and implementation of share incentive scheme – KPMG	1 000
Printing and publication costs – Ince	600
Design and launch of new corporate identity – Magna Carta	1 700
Trade name search	300
JSE listing and documentation fees	1 000
Total	**8 500**

Note:

* Details of the advisors are set out in the "Corporate Information and Advisors" section of the pre-listing statement.

These costs will be borne by Freeworld Coatings.

No amounts were paid, or have accrued as payable, within three years preceding the last practicable date, or are proposed to be paid to any promoter.

No promoter had any material *beneficial interest*, direct, or indirect, in the promotion of Freeworld Coatings or in any property acquired or proposed to be acquired by Freeworld Coatings out of the proceeds of the issue or during the three years preceding the last practicable date [7.B.14, 7.B.18].

There have been no commissions paid or payable in respect of underwriting. There have been no commissions, discounts, brokerages or other special terms granted during the three years preceding the last practicable date in connection with the issue or sale of any securities, stock or debentures in the capital of Freeworld Coatings, where this has not been disclosed in any audited annual financial statements [7.B.15, 7.B.16].

11. DIRECTORS' RESPONSIBILITY STATEMENT [7B22]

The directors of Freeworld Coatings, whose names are set out herein, collectively and individually accept full responsibility for the accuracy of the information given and certify that, to the best of their knowledge and belief, there are no facts that have been omitted which would make any statement false or misleading, and that all reasonable enquiries to ascertain such facts have been made and that this pre-listing statement contains all information required by law and the Listings Requirements.

12. DOCUMENTS AVAILABLE FOR INSPECTION [7G1]

Copies of the following documents will be available for inspection at the South African registered office of Freeworld Coatings during normal business hours (excluding Saturdays, Sundays and public holidays) from the date of issue of this pre-listing statement up to and including 3 December 2007.

- the Memorandum and Articles of Association of Freeworld Coatings and its major subsidiaries;
- the annual financial statements of Freeworld Coatings for the three financial years ended 30 September 2007;
- the signed independent reporting accountants report on the historical information of Freeworld Coatings;
- the latest sworn appraisals or valuations relative to movable and immovable property and items of a similar nature;
- written consents of the merchant bank and sponsor, investment bank and transaction sponsor to Barloworld, attorneys, reporting accountants and auditors and transfer secretaries to the inclusion of their names in this document in the context and form in which they appear;
- the staff incentive plans to be implemented by the Freeworld Coatings;
- a copy of the Barloworld circular; and
- a signed copy of this pre-listing statement (available in English only).

There are no trust deeds or agreements affecting the governance of Freeworld Coatings or the interests of Freeworld Coatings shareholders.

SIGNED IN JOHANNESBURG ON BEHALF OF THE BOARD OF DIRECTORS OF FREEWORLD COATINGS. [7B23]

A.J. Lamprecht

CEO

26 October 2007

Johannesburg

REPORT OF HISTORICAL FINANCIAL INFORMATION

[8,2(a) 8.3-8.14)]

1. INTRODUCTION

The Group was initially incorporated as Herbert Evans & Co, an unlimited company in October 1922. It then converted first to a private limited liability company in October 1940 and then to a public company, Herbert Evans & Company Limited in March 1945. The Group changed its name to Plascon Evans Paints Limited in July 1971, whereafter it was purchased by the then Barlow Rand Group Limited and was converted back to Plascon Evans Paints (Proprietary) Limited, becoming a wholly owned subsidiary of Barlow Rand Limited. Subsequently, the Group underwent a number of name changes, to Plascon (Proprietary) Limited in April 1991 and then to Barloworld Coatings (Proprietary) Limited in 2001.

Various acquisitions took place during the period 2004-2006, with ICC acquired in April 2004, Hamilton Brush purchased in October 2004, Prostart Investments purchased in February 2006 and Midas Earthcote purchased in May 2006.

In July 2007 Freeworld Coatings sold a large portion of the Australian business to PPG , retaining a strategic presence in Australia where manufacture product is currently tolled.

As part of the corporatisation process to allow Barloworld to list and unbundle the Group separately on the JSE, a new holding company for the Group was incorporated in August 2007, namely Freeworld Coatings. On the 28th September 2007, as part of this corporatisation process, assets were sold across to their new entities within the corporatised Group at market value. This resulted in a R212 million revaluation of property, the inclusion of the Plascon intellectual property at R686 million and a goodwill figure of R1,807 million.

The financial information of Freeworld Coatings for the three years ended 30 September 2005, 30 September 2006 and 30 September 2007 is set out below.

The report on this historical financial information is the responsibility of the directors of Freeworld Coatings **[8.1]**.

Other than the restructuring and the *pro forma* effects which are set out in Annexure 3, no material fact or circumstance has occurred between the latest financial year end of Freeworld Coatings and the date of the prelisting statement.

2. BASIS OF PREPARATION

The financial statements are prepared in accordance with the accounting policies of the Company [8.5].

The financial statements represent the combined financial statements of Barloworld Coatings (Proprietary) Limited, Barloworld Plascon Namibia (Proprietary) Limited, Barloworld Plascon Botswana (Proprietary) Limited, Blajohn Properties (Proprietary) Limited, Foresston (Hong Kong) (Proprietary) Limited and Barloworld Coatings Australia (Proprietary) Limited which previously operated as separate entities within Barloworld. As indicated above, on the 28th September 2007 the Group was corporatised into a consolidated group of companies through a transaction under common control and the restructuring rules under the Income Tax Act, which is outside the scope of IFRS 3, Business Combinations.

As there is no guidance in IFRS on corporatisation, management has elected to present the results for these operations as though the transaction had occurred at 1 October 2004. The effects of any inter-company transactions have been eliminated in determining the results of the corporatised entities for the period. Similarly, the consolidated balance sheets with related notes have been presented as though the assets and liabilities of the combined entities had been transferred at 1 October 2004.

3. COMMENTARY

2007

Revenue increased by 16% to R2,357 million buoyed by continued volume growth, particularly in the Decorative segment and coupled with the results of our automotive refinish distributor, Prostart Investments and the niche specialist coatings manufacturer, Midas Earthcote which were acquired during 2006, being recorded for a full year

Operating profit rose by 13% to R371 million with the operating margin declining slightly to 15,7%, due to increases in raw material costs (2006:16,3%)

Decorative Coatings performed strongly, recording a 13% increase in revenues and increased operating profit to R255 million. The Plascon flagship brands of *inter alia* Double Velvet, Wall & All, Velvaglo, Cashmere and Micatex all showed good growth, benefiting from continued media and brand investment.

Performance Coatings overall posted a solid result with operating profit increasing by 7% to R116million. However, individual performances were mixed with Colourants recording strong growth both domestically as well as into export markets, whilst turnover in Automotive Coatings was adversely affected by a reduction in the volume of vehicles manufactured and sold.

The new warehouse facility for Archtectural/Decorative Coatings and Automotive Coatings in Port Elizabeth was completed, which will allow rationalisation of Freeworld Coatings logistical network in the Eastern Cape. The Mobeni Site upgrade included in the capex plans over the period 2006-2009 has continued through the year with improvements to workflow and the consolidation of sister companies on the site.

2006

Revenue increased by 23% to R2,025million, of which R259million, or 13% is attributable to the acquisition of an automotive distributor (Prostart Investments) in February 2006 and a niche specialist coatings manufacturer (Midas/Earthcote) in May 2006, with both the Decorative Coatings and Performance Coatings segments recording solid growth in their existing businesses.

Operating profit increased, in line with the revenue increase of 23%, to R329 million. Although gross margins came under pressure towards the end of the year, improved utilisation of our embedded capacity enabled us to maintain the operating margin at 16%

Barloworld Plascon increased turnover by 10%, on the back of another good year for the market and overall economic performance. The retail sector grew by 12% reflecting the continued investment by consumers in their homes. Trade sales showed growth of 14% driven by commercial development and refurbishment as the building industry continued to expand. The industrial business also picked up with strong sales into the roadmarking and protective coatings segments. The other African operations posted a strong performance with turnover up 20% over the prior year.

The year under review was also a successful one for the automotive grouping of business units. The wholly owned automotive refinish business experienced an excellent year, capitalising on the growth in the vehicle population following buoyant vehicle sales over the last few years, and the introduction of water borne technology. The acquisition of Prostart, a national distributor of automotive refinish coatings and ancillary products, was concluded and has more than met expectations. The joint venture with DuPont, which supplies the automotive manufacturing plants, has again performed satisfactorily and continues to maintain its position.

The colourant business had a good year achieving an annual volume growth of 19%. Export volumes increased substantially over the year and now contribute more than 42% of sales volumes.

Hamilton Brush posted a solid result for the year. Although sales were up 13% on last year, the planned increase in operational costs and capex aimed at achieving longer term efficiencies combined with a weakening rand impacted negatively on margins and resulted in operating profit being marginally down.

The Midas business, which was acquired on 1 May 2006, has two main lines of business; its high-end Earthcote range of wall coatings business with its 34 franchised concept stores located in premium retail locations around South Africa and the Midas branded paint range focused on the contractor market. Operating profit for the five months to September was in line with our expectations.

2005

Overall revenue increased by 11% to R1,639 million, with operating profit increasing by a creditable 34% to R267 million as a result of an improved sales mix, improved procurement and increased operating efficiencies.

The Decorative Coatings segment had a good year with retail sales up 10% on the back of investment by consumers in their homes, and a 12% increase in Trade sales as the building industry continues to experience good growth. Industrial sales were steady as the strong rand continues to hamper importers. The other African operations with revenue of R129 million posted a satisfactory overall performance notwithstanding lower than anticipated construction activity in these territories.

Revenue in the Performance Coatings Segment increased by 23,9% to R347 million, with operating profit at R83 million increasing by a pleasing 56%.

The Automotive Coatings businesses again performed well with a revenue increase of 6,3% in the wholly owned refinish business translating into a particularly pleasing 31,2% operating profit increase. The joint venture with Du Pont in the original equipment manufacturing sector of the automotive coatings market posted a satisfactory result despite difficulties in the market place.

The Colourant businesses also had a successful year, strengthening their position in South Africa and the neighbouring territories and growing in export markets. We acquired the remaining 50% of the shares on 1 April 2004 and consequently the results of Colourant business for the first half were accounted for as income from associates, with the second half's results being fully consolidated. This was reflected in the Revenue growth of R31 million. The Colourant manufacturing site in Midrand saw significant capital investment to upgrade and increase capacity.

Hamilton Brush, which was acquired on 1 October 2004, was successfully integrated into the Group and delivered results in line with expectations.

REPORT OF HISTORICAL FINANCIAL INFORMATION

CONSOLIDATED BALANCE SHEET

at 30 September

	Notes	2007 R'000	2006 R'000	2005 R'000
ASSETS				
Non-current assets		3 198 212	450 347	321 708
Property, plant and equipment	2	506 503	234 804	169 403
Goodwill	3	1 838 060	30 981	21 044
Intangible assets	4	756 805	72 106	17 176
Investment in associates and joint ventures	5	65 850	82 809	87 464
Finance lease receivables	6	565	746	–
Long-term financial assets	7	5 512	6 884	–
Deferred taxation assets	8	24 917	22 017	26 621
Current assets		813 132	805 964	608 648
Inventories	9	348 505	344 666	257 575
Trade and other receivables	10	455 671	436 408	331 451
Taxation		–	2 572	5 438
Cash and cash equivalents	11	8 956	22 318	14 184
Total assets		4 011 344	1 256 311	930 356
EQUITY AND LIABILITIES				
Capital and reserves				
Share capital and premium	12	2 600 000	12 751	12 751
Other reserves	13	–	6 732	857
Retained income	13	–	353 942	298 193
Interest of shareholders of Coatings Limited		2 600 000	373 425	311 801
Minority interest	13	18 826	15 781	1 125
Shareholder loans	14	–	300 369	188 963
Interest of all shareholders		2 618 826	689 575	501 889
Non-current liabilities		34 430	26 210	57 569
Interest-bearing	15	–	6 094	–
Deferred taxation liabilities	8	11 508	11 233	13 396
Provisions	16	22 922	8 883	44 173
Current liabilities		1 358 088	540 526	370 898

Trade and other payables	17	435 228	401 256	321 850
Provisions	16	11 981	17 494	2 615
Taxation		10 879	10 566	5 519
Amounts due to bankers and short-term loans	18	900 000	111 210	40 914
Total equity and liabilities		4 011 344	1 256 311	930 356

CONSOLIDATED INCOME STATEMENT

for the year ended 30 September

	Notes	2007 R'000	2006 R'000	2005 R'000
CONTINUING OPERATIONS				
Revenue	19	2 356 864	2 025 167	1 638 964
Operating profit before goodwill amortisation	20	370 877	329 528	267 489
Goodwill amortisation	3	–	–	–
Operating profit		370 877	329 528	267 489
Fair value adjustments on financial instruments	21	(6 309)	8 853	(297)
Finance costs	22	(18 143)	(14 080)	(11 899)
Income from investments	23	5 962	8 436	7 884
Profit before exceptional items		352 387	332 737	263 177
Exceptional items	24	–	(1 819)	10 244
Profit before taxation		352 387	330 918	273 421
Taxation	25	(105 847)	(95 387)	(82 693)
Profit after taxation		246 540	235 531	190 728
Income from associates and joint ventures	5	15 701	18 076	19 906
Net profit		262 241	253 607	210 634
Attributable to:				
Minority shareholders		4 139	3 547	234
Coatings shareholders	27	258 102	250 060	210 400
		262 241	253 607	210 634
Ordinary Shares('000)				
-Issued		**203 843**	**203 843**	**203 843**
Earnings Per Share (cents)		**127**	**123**	**103**
Headline Earnings Per Share (cents)		**127**	**123**	**98**

CONSOLIDATED CASH FLOW STATEMENT

for the year ended 30 September

	Notes	2007 R'000	2006 R'000	2005 R'000
CASH FLOWS FROM OPERATING ACTIVITIES				
Cash receipts from customers		2 337 601	1 920 210	1 584 880
Cash paid to employees and suppliers		(1 916 330)	(1 603 109)	(1 371 840)
Cash generated from operations	A	421 271	317 101	213 040
Finance costs		(18 143)	(14 080)	(11 899)
Realised fair value adjustments on financial instruments		(6 309)	8 853	(297)
Dividends received from associates		11 417	23 459	9 923
Interest received		5 962	8 436	7 884
Taxation paid	B	(97 780)	(92 649)	(112 465)
Cash flow from operations		316 418	251 120	106 186
Dividends paid (including minority shareholders)		(179 392)	(198 396)	(305 794)
Cash inflow/(outflow) from operating activities		137 026	52 724	(199 608)
CASH FLOWS FROM INVESTING ACTIVITIES				
Acquistion of subsidiaries, investments and intangibles	C	(2 493 179)	(116 722)	(17 935)
Proceeds on disposal of subsidiaries, investments				
and intangibles	D	21 554	3 887	3 663
Acquisition of other property, plant and equipment		(103 309)	(94 521)	(47 460)
Proceeds on disposal of property, plant and equipment		12 607	9 102	3 787
Net cash used in investing activities		(2 562 326)	(198 254)	(57 945)
Net cash inflow/(outflow) before financing activities		(2 425 300)	(145 530)	(257 553)
CASH FLOWS FROM FINANCING ACTIVITIES				
Additional Equity funding		1 629 241	–	–
(Repayment)/Proceeds of long-term borrowings		593 906	97 181	32 781
Increase/(decrease) in short-term interest-bearing liabilities		188 791	56 483	25 578
Net cash from financing activities		2 411 938	153 664	58 359
Net increase/(decrease) in cash and cash equivalents		(13 362)	8 134	(199 194)
Cash and cash equivalents at beginning of year		22 318	14 184	213 378
Cash and cash equivalents at end of year		8 956	22 318	14 184

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

for the year ended 30 September

	2007 R'000	2006 R'000	2005 R'000
A. Cash generated from operations is calculated as follows:			
Profit before taxation – continuing operations	352 387	330 918	273 421
Adjustments for:			
Depreciation	38 123	35 660	31 664
Amortisation of goodwill	0	0	0
Amortisation of intangible assets	1 401	4 042	2 230
(Profit)/Loss on disposal of plant and equipment including rental assets	–	(525)	25
Loss on disposal of intangible assets	–	27	–
Interest received	(5 962)	(8 436)	(7 884)
Finance costs	18 143	14 080	11 899
Fair value adjustments on financial instruments	6 309	(8 853)	297
Impairment losses	–	–	–
Other non-cash flow items	–	(3 173)	(1 013)
Operating cash flows before movements in working capital	410 401	363 740	310 639
Movement in working capital	10 870	(46 639)	(97 599)
Increase in inventories	(3 839)	(34 630)	(38 924)
(Increase)/Decrease in receivables	(19 263)	(49 735)	(40 754)
Increase/(Decrease) in payables	33 972	37 726	(17 921)
Cash generated from operations	421 271	317 101	213 040
B. Taxation paid is reconciled to the amounts disclosed in the income statement as follows:			
Amounts unpaid less overpaid at beginning of year	(7 994)	(81)	(37 712)
Per the income statement (excluding deferred taxation)	(100 665)	(92 136)	(73 307)
Adjustment in respect of subsidiaries acquired and sold			
including translation adjustments	–	(8 426)	(1 527)
Amounts unpaid less overpaid at end of year	10 879	7 994	81
Cash amounts paid	(97 780)	(92 649)	(112 465)

	2007 R'000	2006 R'000	2005 R'000
C. **Acquisition of subsidiaries, investments and intangibles:**			
Inventories acquired	–	52 462	4 657
Receivables acquired	–	65 062	16 990
Payables, taxation and deferred taxation acquired	–	(50 210)	(9 962)
Borrowings net of cash	–	(33 213)	(13 736)
Property, plant and equipment, non-current assets goodwill and minority shareholders,	–	80 840	16 732
Total net assets acquired	–	114 941	14 681
Goodwill arising on acquisitions	1 807 079	–	–
Net cash cost of subsidiaries acquired	1 807 079	114 941	14 681
Investments and intangible assets acquired	686 100	1 781	3 254
Cash amounts paid to acquire subsidiaries, investments and intangibles	2 493 179	116 722	17 935
Bank balances and cash in subsidiaries acquired	–	8 057	317
D. **Proceeds on disposal of subsidiaries, investments and intangibles:**			
Proceeds on disposal of investments and intangibles	21 554	3 887	3 663
Cash proceeds on disposal of subsidiaries,			
investments and intangibles	21 554	3 887	3 663

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

for the year ended 30 September

	2007 R'000	2006 R'000	2005 R'000
Exchange gains/(losses) on translation of foreign operations	(429)	2 978	25
Shareholders loans	–	111 406	66 489
Deferred taxation on cash flow hedges	–	–	–
Gain on revaluation of available for sale investments	–	–	–
Deferred tax on revaluation of available for sale investments	–	–	–
Other reserve movements – (losses)/gains	(1 664)	4 085	(1 783)
Net actuarial gains on post-retirement benefit obligations	–	805	–
Actuarial gains/(losses) on post-retirement benefit obligations	–	1 134	–
Taxation effect of net actuarial losses	–	(329)	–
Net income/(loss) recognised directly in equity	(2 093)	119 274	64 731
Profit for the period	262 241	253 607	210 634
Total recognised income and expense for the year	260 148	372 881	275 365
Attributable to:			
Minority			
Minority shareholders	3 045	3 547	234
Coatings shareholders	257 103	369 334	275 131
	260 148	372 881	275 365

SEGMENTAL ANALYSIS

For the year ended 30 September

R'000	2007	2006	2005
BUSINESS SEGMENTS			
Sales Revenue			
Decorative Coatings	1 645 037	1 457 262	1 294 893
Performance Coatings	711 827	567 905	344 071
Operating Profit			
Decorative Coatings	254 572	221 176	210 085
Performance Coatings	116 305	108 352	57 404

R'000	2007	2006	2005
Total Assets			
Decorative Coatings	2 818 510	696 151	608 736
Performance Coatings	1 192 834	560 160	321 620
Net Assets			
Decorative Coatings	1 624 030	415 829	326 609
Performance Coatings	1 029 226	299 956	232 849

1. **ACCOUNTING POLICIES**

BASIS OF PREPARATION

1. **Accounting framework**

The financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) using the historical cost convention except for certain financial instruments that are stated at fair value.

2. **Underlying concepts**

The financial statements are prepared on the going concern basis using accrual accounting.

Assets and liabilities and income and expenses are not offset unless specifically permitted by an accounting standard.

Financial assets and financial liabilities are offset and the net amount reported only when a legally enforceable right to set off the amounts exists and the intention is either to settle on a net basis or to realise the asset and settle the liability simultaneously.

Changes in accounting policies are accounted for in accordance with the transitional provisions in the standards. If no such guidance is given, they are applied retrospectively, unless it is impracticable to do so, in which case they are applied prospectively.

Changes in accounting estimates are recognised in profit or loss.

Prior period errors are retrospectively restated unless it is impracticable to do so, in which case they are applied prospectively.

3. **Recognition of assets and liabilities**

Assets are only recognised if they meet the definition of an asset, it is probable that future economic benefits associated with the asset will flow to the group and the cost or fair value can be measured reliably.

Liabilities are only recognised if they meet the definition of a liability, it is probable that future economic benefits associated with the liability will flow from the entity and the cost or fair value can be measured reliably.

Financial instruments are recognised when the entity becomes a party to the contractual provisions of the instrument. Financial assets and liabilities as a result of firm commitments are only recognised when one of the parties has performed under the contract.

Regular way purchases and sales are recognised using trade date accounting.

4. **Derecognition of assets and liabilities**

Financial assets are derecognised when the contractual rights to receive cash flows have been transferred or have expired or when substantially all the risks and rewards of ownership have passed.

All other assets are derecognised on disposal or when no future economic benefits are expected from their use.

Financial liabilities are derecognised when the relevant obligation has either been discharged or cancelled or has expired.

5. **Foreign currencies**

The functional currency of each entity within the group is determined based on the currency of the primary economic environment in which that entity operates. Transactions in currencies other than the entity's functional currency are recognised at the rates of exchange ruling on the date of the transaction. Monetary assets and liabilities denominated in such currencies are translated at the rates ruling at the balance sheet date.

Gains and losses arising on exchange differences are recognised in profit or loss.

The financial statements of entities within the group whose functional currencies are different to the group's presentation currency, which is South African rand, are translated as follows:

- Assets, including goodwill, and liabilities at exchange rates ruling on the balance sheet date.
- Income items, expense items and cash flows at the average exchange rates for the period.
- Equity items at the exchange rate ruling when they arose.

Resulting exchange differences are classified as a foreign currency translation reserve and recognised directly in equity.

6. **Post-balance sheet events**

Recognised amounts in the financial statements are adjusted to reflect events arising after the balance sheet date that provide evidence of conditions that existed at the balance sheet date. Events after the balance sheet that are indicative of conditions that arose after the balance sheet date are dealt with by way of a note.

7. **Comparative figures**

Comparative figures are restated in the event of a change in accounting policy or prior period error.

8. **Interests in subsidiaries**

The consolidated financial statements incorporate the assets, liabilities, income, expenses and cash flows of the company and all entities controlled by the company as if they are a single economic entity.

Control is achieved where the company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the period are included in the consolidated income statement from the date of acquisition or up to the date of disposal.

Inter-company transactions and balances between group entities are eliminated on consolidation.

Minority interests in the net assets of consolidated subsidiaries are shown separately from the group equity therein. It consists of the amount of those interests at acquisition plus the minorities' subsequent share of changes in equity of the subsidiary. On acquisition the minorities' interest is measured at the proportion of the pre-acquisition fair values of the identifiable assets and liabilities acquired.

9. **Interests in associates**

The consolidated financial statements incorporate the assets, liabilities, income and expenses of associates using the equity method of accounting, applying the group's accounting policies, from the acquisition date to the disposal date (except when the investment is classified as held for sale, in which case it is accounted for as Non-current Assets Held For Sale (see accounting policy note 20 below)).

The most recent audited annual financial statements of associates are used, which are all within three months of the year-end of the group. Adjustments are made to the associates' financial results for material transactions and events in the intervening period. Losses of associates in excess of the group's interest are not recognised unless there is a binding obligation to contribute to the losses.

Goodwill arising on the acquisition of associates is accounted for in accordance with the accounting policy for goodwill as set out in 18 below and is included in the carrying amount of the associate.

Where a group entity transacts with an associate of the group, unrealised profits and losses are eliminated to the extent of the group's interest in the relevant associate.

10. **Interests in joint ventures**

The consolidated financial statements incorporate the assets, liabilities, income and expenses of joint ventures using the equity method, applying the group's accounting policies (except when the investment is classified as held for sale, in which case it is accounted for as Non-current Assets Held For Sale (see accounting policy note 20 below)).

The most recent audited annual financial statements of joint ventures are used, which are all within three months of the year-end of the group. Adjustments are made to the joint venture's financial results for material transactions and events in the intervening period. Losses of joint ventures in excess of the group's interest are not recognised unless there is a binding obligation to contribute to the losses.

Goodwill arising on the acquisition of the group's interest in jointly controlled entities is accounted for in accordance with the accounting policy for goodwill as set out in 18 below and is included in the carrying amount of the joint venture.

Where a group entity transacts with a jointly controlled entity of the group, unrealised profits and losses are eliminated to the extent of the group's interest in the jointly controlled entity.

11. **Property, plant and equipment**

Property, plant and equipment represents tangible items that are held for use in the production or supply of goods or services, or for administrative purposes and are expected to be used during more than one period.

Items of property, plant and equipment are stated at cost less accumulated depreciation and impairment losses. Cost includes the estimated cost of dismantling and removing the assets.

Owner occupied properties and investment properties in the course of construction are carried at cost, less any impairment loss where the recoverable amount of the asset is estimated to be lower than its carrying value. Cost includes professional fees and, for qualifying assets, borrowings costs capitalised in accordance with the group's accounting policy. Depreciation commences, on the same basis as other property assets, when the assets are ready for their intended use.

Depreciation is charged so as to write off the depreciable amount of the assets, other than land, over their estimated useful lives to estimated residual values, using a method that reflects the pattern in which the asset's future economic benefits are expected to be consumed by the entity.

Where significant parts of an item have different useful lives to the item itself, these parts are depreciated over their estimated useful lives.

The methods of depreciation, useful lives and residual values are reviewed annually.

The following methods and rates were used during the year to depreciate property, plant and equipment to estimated residual values:

- Buildings straight line 20 to 50 years
- Plant straight line 5 to 17 years
- Vehicles straight line 4 to 5 years
- Equipment straight line 5 to 10 years
- Furniture straight line 3 to 6 years

Assets held under finance leases are depreciated over their expected useful lives or the term of the relevant lease, where shorter.

The gain or loss arising on the disposal or scrapping of property, plant, and equipment is recognised in profit or loss.

12. **Investment property**

An investment property is either land or a building or part of a building held by the owner or by the lessee under a finance lease to earn rentals or for capital appreciation or both.

The cost model is applied in accounting for investment property, i.e. the investment property is recorded at cost less any accumulated depreciation and impairment losses.

13. **Intangible assets**

An intangible asset is an identifiable non-monetary asset without physical substance. It includes patents, trademarks, capitalised development cost and certain costs of purchase and installation of major information systems (including packaged software).

Intangible assets are initially recognised at cost if acquired separately or internally generated or at fair value if acquired as part of a business combination. If assessed as having an indefinite useful life, the intangible asset is not amortised but tested for impairment annually and impaired if necessary. If assessed as having a finite useful life, it is amortised over their useful lives (generally three to seven years) using a straight-line basis and tested for impairment if there is an indication that they may be impaired.

Research costs are recognised in profit or loss when incurred.

Development costs are capitalised only when and if it results in an asset that can be identified, it is probable that the asset will generate future economic benefits and the development cost can be reliably measured. Otherwise it is recognised in profit or loss.

Patents and trademarks are measured initially at cost and amortised on a straight-line basis over their estimated useful lives, which is on average 10 years.

14. **Goodwill**

Goodwill represents the future economic benefits arising from assets that are not capable of being individually identified and separately recognised in a business combination and is determined as the excess of the cost of acquisition over the group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the subsidiary, associate or joint venture recognised at the date of acquisition.

Goodwill is recognised as an asset, is stated at cost less impairment losses and is not amortised.

Goodwill acquired in a business combination for which the agreement date was before 31 March 2004 was previously amortised on a systematic basis over its estimated useful life. The accumulated amortisation previously raised has been netted against the cost on 1 October 2004.

If, on a business combination, the fair value of the group's interest in the identifiable assets, liabilities and contingent liabilities exceeds the cost of acquisition, this excess is recognised in profit or loss immediately. For business combinations for which the agreement date was before 31 March 2004, this was called negative goodwill and presented as a negative asset.

15. **Deferred tax assets and liabilities**

Deferred tax is recognised using the balance sheet liability method for all temporary differences, unless specifically exempt, at the tax rates that have been enacted or substantially enacted at the balance sheet date.

A deferred tax asset represents the amount of income taxes recoverable in future periods in respect of deductible temporary differences, the carry forward of unused tax losses and the carry forward of unused tax credits (including unused credits for Secondary taxation on companies).

Deferred tax assets are only recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised.

A deferred tax liability represents the amount of income taxes payable in future periods in respect of taxable temporary differences. Deferred tax liabilities are recognised for taxable temporary differences, unless specifically exempt.

Deferred tax assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither taxable income nor accounting profit.

Deferred tax arising on investments in subsidiaries, associates and joint ventures is recognised except where the group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and it is the intention to settle these on a net basis.

16. **Non-current assets held for sale**

Non-current assets (or disposal groups) are classified as held for sale if the carrying amount will be recovered principally through sale rather than through continuing use. This condition is regarded as met only when the sale is highly probable, the assets (or disposal groups) are available for immediate sale in its present condition and management is committed to the sale which should be expected to qualify for recognition as a completed sale within one year from the date of the classification.

Immediately prior to being classified as held for sale the carrying amount of assets and liabilities are measured in accordance with the applicable standard. After classification as held for sale it is measured at the lower of the carrying amount and fair value less costs to sell. An impairment loss is recognised in profit or loss for any initial and subsequent write-down of the asset and disposal group to fair value less costs to sell. A gain for any subsequent increase in fair value less costs to sell is recognised in profit or loss to the extent that it is not in excess of the cumulative impairment loss previously recognised.

Non-current assets or disposal groups that are classified as held for sale are not depreciated.

17. **Inventories**

Inventories are assets held for sale in the ordinary course of business, in the process of production for such sale or in the form of materials or supplies to be consumed in the production process or in the rendering of services.

Inventories are stated at the lower of cost and net realisable value. Cost includes all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition, net of discount and rebates received.

Net realisable value is the estimated selling price in the ordinary course of business, less the estimated cost of completion, distribution and selling.

The specific identification basis is used to arrive at the cost of items that are not interchangeable.

Otherwise the first-in-first-out method or weighted average method for certain classes of inventory is used to arrive at the cost of items that are interchangeable.

18. **Financial assets**

A financial asset is an asset that is cash, an equity instrument of another entity, a contractual right to receive cash or another financial asset from another entity, or to exchange financial assets or financial liabilities with another entity under conditions that are potentially favourable to the entity.

Financial assets are initially measured at fair value plus transaction costs. However, transaction costs in respect of financial assets classified as at fair Investments classified as held-to-maturity financial assets are measured at amortised cost less any impairment losses recognised to reflect irrecoverable amounts.

Held for trading investments are classified as financial assets at fair value through profit or loss and are carried at fair value with any gains or losses being recognised in profit or loss. Fair value, for this purpose, is market value if listed or a value arrived at by using appropriate valuation models if unlisted.

Trade and other receivables are classified as loans and receivables and are measured at amortised cost less provision for doubtful debts, which is determined as set out under Impairment of assets below. Items with extended terms are initially recorded at the present value of future cash flows and interest received is accounted for over the term until payment is received. Write-downs of these assets are expensed in profit or loss.

Other investments are classified as available-for-sale financial assets. These investments are carried at fair value with any gains or losses being recognised directly in equity. Fair value, for this purpose, is market value if listed or a value arrived at by using appropriate valuation models if unlisted.

Derivatives that are assets are measured at fair value, with changes in fair value being included in profit or loss other than derivatives designated as cash flow hedges.

Cash and cash equivalents are measured at fair value, with changes in fair value being included in profit or loss.

Derivatives embedded in other financial instruments or other non-financial host contracts are treated as separate derivatives when their risk and characteristics are not closely related to those of the host contract and the host contract is not classified as at fair value through profit or loss.

19. **Financial liabilities**

A financial liability is a liability that is a contractual obligation to deliver cash or another financial asset to another entity or to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavourable to the entity.

Financial liabilities are initially measured at fair value plus transaction costs. However, transaction costs in respect of financial liabilities classified as at fair value through profit or loss are expensed.

Non-derivative financial liabilities that are not designated on initial recognition as financial liabilities at fair value through profit or loss (including interest-bearing loans and bank overdrafts) are measured at amortised cost. Items with extended terms are initially recorded at the present value of future cash flows. Any difference between the proceeds (net of transaction costs) and the settlement or redemption of borrowings is recognised over the term of the borrowings in accordance with the accounting policy for borrowing costs

Non-derivative financial liabilities that are classified on initial recognition as financial liabilities at fair value through profit or loss are measured at fair value, with changes in fair value being included in net profit or loss.

20. **Post-employment benefit obligations**

Payments to defined contribution plans are recognised as an expense as they fall due. Payments made to industry-managed retirement benefit schemes are dealt with as defined contribution plans where the group's obligations under the schemes are equivalent to those arising in a defined contribution retirement benefit plan.

The cost of providing defined benefits is determined using the projected unit credit method. Valuations are conducted every three years and interim adjustments to those valuations are made annually.

Actuarial gains and losses are recognised immediately in the statement of recognised income and expense.

Any asset is limited to the unrecognised actuarial losses, plus the present value of available refunds and reductions in future contributions to the plan.

To the extent that there is uncertainty as to the entitlement to the surplus, no asset is recognised.

21. **Provisions**

Provisions represent liabilities of uncertain timing or amount.

Provisions are recognised when the group has a present legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will be required to settle the obligation, and a reliable estimate can be made for the amount of the obligation.

Provisions are measured at the expenditure required to settle the present obligation. Where the effect of discounting is material, provisions are measured at their present value using a pre-tax discount rate that reflects the current market assessment of the time value of money and the risks for which future cash flow estimates have not been adjusted.

22. **Revenue**

Revenue represents the gross inflow of economic benefits during the period arising in the course of the ordinary activities when those inflows result in increases in equity, other than increases relating to contributions from equity participants. Included in revenue are net invoiced sales to customers for goods and services, rentals from leasing fixed and movable property, commission, hire purchase and finance lease income.

Revenue is measured at the amount received or receivable. Cash and settlement discounts, rebates, VAT and other indirect taxes are excluded from revenue. Where extended terms are granted, interest received is accounted for over the term until payment is received.

Revenue from the sale of goods is recognised when the significant risks and rewards of ownership have been transferred, when delivery has been made and title has passed, when the amount of the revenue and the related costs can be reliably measured.

23. **Cost of sales**

When inventories are sold, the carrying amount is recognised as part of cost of sales. Any write-down of inventories to net realisable value and all losses of inventories or reversals of previous write-downs or losses are recognised in cost of sales in the period the write-down, loss or reversal occurs.

24. **Employee benefit costs**

The cost of providing employee benefits is accounted for in the period in which the benefits are earned by employees.

The cost of short-term employee benefits is recognised in the period in which the service is rendered and is not discounted. The expected cost of short-term accumulating compensated absences is recognised as an expense as the employees render service that increases their entitlement or, in the case of non-accumulating absences, when the absences occur.

The expected cost of profit-sharing and bonus payments is recognised as an expense when there is a legal or constructive obligation to make such payments as a result of past performance.

25. **Income from investments**

Interest income is accrued on a time basis by reference to the principal outstanding and at the interest rate applicable.

Dividend income from investments is recognised when the shareholders' right to receive payment has been established.

26. **Borrowing costs**

Borrowing costs (net of investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets) directly attributable to the acquisition, construction or production of assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. All other borrowing costs are expensed in the period in which they are incurred.

27. **Exceptional items**

Exceptional items cover those amounts, which are not considered to be of an operating nature, and generally include profit and loss on disposal of property, investments and businesses, other non-current assets, and impairments of capital items and goodwill.

28. **Taxation**

The charge for current tax is based on the results for the year as adjusted for income that is exempt and expenses that are not deductible using tax rates that are applicable to the taxable income.

Secondary taxation on companies (STC) is recognised as part of the current taxation charge when the related dividend is declared. Deferred tax is recognised if dividends received in the current year can be offset against future dividend payments to the extent of the reduction of future STC.

Deferred tax is recognised in profit or loss except when it relates to items credited or charged directly to equity, in which case it is also recognised in equity.

29. **Leasing**

Classification

Leases are classified as finance leases or operating leases at the inception of the lease.

In the capacity of a lessor

Amounts due from a lessee under a finance lease are recognised as receivables at the amount of the net investment in the lease, which includes initial direct costs. Where assets are leased by a manufacturer or dealer, the initial direct costs are expensed. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on the net investment outstanding in respect of the leases.

Rental income from operating leases is recognised on a straight-line basis over the term of the relevant lease or another basis if more representative of the time pattern of the user's benefit. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying value of the leased asset and recognised on a straight-line basis over the term of the lease.

In the capacity of a lessee

Finance leases are recognised as assets and liabilities at the lower of the fair value of the asset and the present value of the minimum lease payments at the date of acquisition. Finance costs represent the difference between the total leasing commitments and the fair value of the assets acquired. Finance costs are charged to profit or loss over the term of the lease and at interest rates applicable to the lease on the remaining balance of the obligations.

Rentals payable under operating leases are charged to income on a straight-line basis over the term of the relevant lease or another basis if more representative of the time pattern of the user's benefit. Benefits received and receivable as an incentive to enter into an operating lease are also spread on a straight-line basis over the term of the lease.

30. **Share-based payments**

Executive directors and senior executives have been granted equity settled share options in terms of the Barloworld Share Option Scheme. After the date on which the options are exercisable and before the expiry date:

- they can be exercised to purchase shares for cash or through a loan from the Barloworld Share Purchase Trust in which event the shares issued are accounted for in share capital and share premium at the amount of the exercise price, or
- they can be ceded to an approved financial institution in which event there is no increase in share capital or share premium until the option is exercised by the financial institution, at which time they are accounted for at the amount of the option price.

Share-based payments are measured at fair value (excluding the effect of non market-based vesting conditions) at the date of grant and are expensed on a straight-line basis over the vesting period, based on the estimated number of shares that will eventually vest and adjusted for the effect of non market-based vesting conditions. Fair value is measured using a binomial pricing model.

31. **Judgements made by management**

Preparing financial statements in conformity with IFRS requires estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from these estimates.

Certain accounting policies have been identified as involving particularly complex or subjective judgements or assessments, as follows:

- *Asset lives and residual values*

  Property, plant and equipment is depreciated over its useful life taking into account residual values, where appropriate. The actual lives of the assets and residual values are assessed annually and may vary depending on a number of factors.

  In re-assessing asset lives, factors such as technological innovation, product life cycles and maintenance programmes are taken into account.

  Residual value assessments consider issues such as future market conditions, the remaining life of the asset and projected disposal values.

- *Deferred taxation assets*

  Deferred tax assets are recognised to the extent it is probable that taxable income will be available in future against which they can be utilised. Five year business plans are prepared annually and approved by the boards of the company and its major operating subsidiaries. These plans include estimates and assumptions regarding economic growth, interest rates, inflation and competitive forces. The plans contain profit forecasts and cash flows and these are utilised in the assessment of the recoverability of deferred tax assets. Deferred tax assets are also recognised on STC credits to the extent it is probable that future dividends will utilise these credits.

  Management also exercises judgement in assessing the likelihood that business plans will be achieved and that the deferred tax assets are recoverable.

- *Post-employment benefit obligations*

  Post-retirement defined benefits are provided for certain existing and former employees.

  Actuarial valuations are based on assumptions which include employee turnover, mortality rates, the discount rate, the expected long-term rate of return of retirement plan assets, healthcare inflation cost and rates of increase in compensation costs.

  Judgement is exercised by management, assisted by advisors, in adjusting mortality rates to take account of actual mortality rates within the schemes.

- *Warranty claims*

  Warranties are provided on certain products, supplied to customers.

  Management exercises judgement in establishing provisions required on the basis of claims notified and past experience.

- *Impairment of assets*

  Goodwill is considered for impairment at least annually. Property, plant and equipment and intangible assets are considered for impairment if there is a reason to believe that an impairment may be necessary. Factors taken into consideration in reaching such a decision include the economic viability of the asset itself and where it is a component of a larger economic unit, the viability of that unit itself.

  Future cash flows expected to be generated by the assets or cash-generating units are projected, taking into account market conditions and the expected useful lives of the assets. The present value of these cash flows, determined using an appropriate discount rate, is compared to the current net asset value and, if lower, the assets are impaired to the present value. The impairment loss is first allocated to goodwill and then to the other assets of a cash-generating unit.

  Cash flows which are utilised in these assessments are extracted from formal five year business plans which are updated annually. The company utilises the CFROI® valuation model to determine asset and cash-generating unit values supplemented, where appropriate, by discounted cash flow and other valuation techniques.

32. **Sources of estimation uncertainty**

There are no significant assumptions made concerning the future or other sources of estimation uncertainty that has been identified as giving rise to a significant risk of causing a material adjustment to the carrying amount of assets and liabilities within the next financial year.

33. **Impairment of assets**

At each reporting date the carrying amount of the tangible and intangible assets are assessed to determine whether there is any indication that those assets may have suffered an impairment loss.

If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. Where it is not possible to estimate the recoverable amount of an individual asset, the recoverable amount of the cash-generating unit to which the asset belongs is estimated. Value in use, included in the calculation of the recoverable amount, is estimated taking into account future cash flows, forecast market conditions and the expected lives of the assets.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, its carrying amount is reduced to the higher of its recoverable amount and zero. The impairment loss is first allocated to reduce the carrying amount of goodwill and then to the other assets of the cash generating unit. Subsequent to the recognition of an impairment loss, the depreciation or amortisation charge for the asset is adjusted to allocate its remaining carrying value, less any residual value, over its remaining useful life.

Impairment losses on held-to-maturity financial assets as well as trade and other receivables are determined based on specific and objective evidence that assets are impaired and is measured as the difference between the carrying amount of assets and the present value of the estimated future cash flows discounted at the effective interest rate computed at initial recognition.

Impairment losses are recognised in profit or loss. If an impairment loss subsequently reverses, the carrying amount of the asset (or cash generating unit) is increased to the revised estimate of its recoverable amount but limited to the carrying amount that would have been determined had no impairment loss been recognised in prior years. A reversal of an impairment loss is recognised in profit or loss.

Goodwill and intangible assets with indefinite useful lives or not available for use and the cash generating units to which these assets have been allocated are tested for impairment even if there is no indication of impairment. For the purpose of impairment testing goodwill is allocated to each of the cash generating units expected to benefit from the synergies of the combination at inception of the combination. No goodwill impairment losses are subsequently reversed. The attributable amount of goodwill is included in the profit or loss on disposal when the associated business is sdd.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS

for the year ended 30 September

1. CORPORATISATION

To prepare the Company for listing, Barloworld embarked on a corporate restructuring just prior to the financial year-end which resulted in the formation Coatings Holdings which in turn acquired the various Coatings business from Barloworld for R3.5 billion with R2.6 million thereof being settled through the issue of 203 843 388 shares of 1 cent each and the balance of R900 million being paid prior to listing. The excess of the purchase price over the net assets just prior to corporatisation of R2 705 831, has been allocated as follows:

	R'000
Property revaluations	212 652
Goodwill	1 807 079
Intellectual capital and brands	686 100
	2 705 831

2. PROPERTY, PLANT AND EQUIPMENT

	2007			2006			2005		
		Accumulated depreciation and cost impariments	Net book value		Accumulated depreciation and cost impariments	Net book value		Accumulated depreciation and cost impariments	Net book value
	R'000	R'000	R'000	R'000	R'000	R'000	R'000	R'000	R'000
Freehold land and buildings	428 160	101 437	326 722	120 676	29 527	91 149	88 860	27 568	61 292
Investment property	249	117	132	171	66	105	98	45	53
Plant, equipment and furniture	251 912	118 572	133 340	289 122	182 576	106 546	238 709	155 613	83 096
Vehicles	85 679	40 328	45 351	64 766	28 528	36 238	48 420	23 458	24 962
Capitalised leased plant and equipment vehicles and furniture.	1 811	853	959	1 244	478	766	–	–	–
	767 810	261 307	506 503	475 979	241 175	234 804	376 087	206 684	169 403

The registers of land and buildings are open for inspection at the registered offices of the Company.

Movement of property, plant and equipment	Freehold and leasehold land and buildings R'000	Investment property R'000	Plant equipment and furniture R'000	Vehicles and aircraft R'000	Capitalised leased assets R'000	Net book value equipment R'000
2007						
Net balance at 1 October 2006	**91 149**	**105**	**106 546**	**36 238**	**766**	**234 804**
Subsidiaries acquired	–	–	–	–	–	–
Additions	**40 104**	**46**	**46 878**	**15 944**	**337**	**103 309**
Revaluations	**212 652**	–	–	–	–	**212 652**
Impairment of assets	–	–	–	–	–	–
Translation differences (net) #	–	–	–	–	–	–
	343 904	**151**	**153 424**	**52 182**	**1 103**	**550 764**
Disposals	**(2 383)**	**(3)**	**(2 785)**	**(947)**	**(20)**	**(6 137)**
Depreciation	**(14 799)**	**(17)**	**(17 299)**	**(5 884)**	**(124)**	**(38 123)**
Amounts classified as held for sale	–	–	–	–	–	–
Net balance at 30 September 2007	**326 722**	**131**	**133 340**	**45 351**	**959**	**506 503**
2006						
Net balance at 1 October 2005	61 292	53	83 096	24 962	–	169 403
Subsidiaries acquired	2 594	–	3 208	8 134	775	14 711
Additions	36 534	70	44 265	13 538	114	94 521
Impairment of assets	–	–	(36)	–	–	(36)
Translation differences (net) #	–	2	160	280	–	442
	100 420	125	130 693	46 914	889	279 041
Disposals	(5 344)	(20)	203	(3 313)	(103)	(8 577)
Depreciation	(3 927)	–	(24 350)	(7 363)	(20)	(35 660)
Amounts classified as held for sale	–	–	–	–	–	–
Net balance at 30 September 2006	91 149	105	106 546	36 238	766	234 804
2005						
Net balance at 1 October 2004	49 100	60	86 140	20 627	176	156 103
Subsidiaries acquired	–	–	908	729	–	1 637
Additions	15 872	–	20 616	10 972	–	47 460
Impairment of assets	–	–	(70)	70	–	–
Translation differences (net) #	–	–	(312)	(9)	–	(321)
	64 972	60	107 282	32 389	176	204 879
Disposals	(167)	–	(938)	(2 531)	(176)	(3 812)
Depreciation	(3 513)	(7)	(23 248)	(4 896)	–	(31 664)
Net balance at 30 September 2005	61 292	53	83 096	24 962	–	169 403

	2007 R'000	2006 R'000	2005 R'000	2004 R'000
# Translation difference:				
The translation differences are made up as follows:				
Cost	–	1 067	(800)	(1 163)
Accumulated depreciation	–	(625)	479	917

	–	442	(321)	(246)
Assets with a Net Book Value have been encumbered	0	3228	0	0
as detailed in Note 14				

	2007	2006	2005
	R'000	R'000	R'000
3. **GOODWILL 2006 COST**			
At 1 October	30 981	25 374	25 452
Accumulated amortisation netted against cost per IFRS 3	–	(4 330)	–
Additions	–	9 940	
Goodwill created at corporatisation	1 807 079	–	–
Disposals	–	(3)	(78)
At 30 September	1 838 060	30 981	25 374
ACCUMULATED IMPAIRMENT LOSSES			
At 1 October	–	4 330	4 330
Accumulated amortisation netted against cost per IFRS 3	–	(4 330)	–
Charge for the year	–	–	–
Additions	–	–	–
At 30 September	–	–	4 330
CARRYING AMOUNT			
At 30 September	1 838 060	30 981	21 044

Goodwill is allocated to groups of cash-generating units based on group business segments

The group has not recognised any significant intangible assets with indefinite useful lives.

During the current year, all significant recoverable amounts were based on value in use. A discounted cash flow valuation model is applied using three year strategic plans as approved by management. The financial plans are the quantification of strategies derived from the use of a common strategic planning process followed across the group. The process ensures that all significant risks and sensitivities are appropriately considered and factored into strategic plans. Key assumptions are based on industry specific performance levels as well as economic indicators approved by the executive. These assumptions are generally consistent with external sources of information.

Cash flows for the terminal value beyond the explicit forecast period of three years is estimated by using economic returns (CFROI)®, asset base, growth rate and fade principles. Growth rates are aligned to the long term sustainable level of growth in the economic region in which cash-generating units operate.

Discount rates applied to cash flow projections are based on a country or region specific real cost of capital, dependent upon the location of cash-generating segment operations. The cost of capital is adjusted for size and leverage and other known risks.

The cost of capital rates applied as at September 2007 are as follows:

Country	Discount rate
South Africa	6.7%

4. INTANGIBLE ASSETS

	2007			2006			2005		
	Capitalised software	Patents, trademarks and developme nt costs	Total intangible assets	Capitalised software	Patents, trademarks and developme nt costs	Total intangible assets	Capitalised software	Patents, trademarks and developme nt costs	Total intangible assets
	R'000	R'000	R'000	R'000	R'000	R'000	R'000	R'000	R'000
COST									
At 1 October	13 971	73 068	87 039	13 070	14 999	28 069	10 136	–	10 136
Subsidiaries acquired	–	–	–	–	58 069	58 069	564	14 999	15 563
Other additions	3 178	686 100	689 278	930	–	930	2 432	–	2 432
Other disposals	–	(1 506)	(1 506)	(29)	–	(29)	(73)	–	(73)
Other reclassification	–	–	–	–	–	–	11	–	11
At 30 September	17 148	757 662	774 810	13 971	73 068	87 039	13 070	14 999	28 069
ACCUMULATED AMORTISATION AND IMPAIRMENT									
At 1 October	12 274	2 659	14 933	10 519	374	10 893	8 338	–	8 338
Charge for the year (note 20)	801	2 285	3 086	1 757	2 285	4 042	1 856	374	2 230
Subsidiaries acquired	–	–	–	–	–	–	390	–	390
Other disposals	(14)	–	(14)	(2)	–	(2)	(70)	–	(70)
Other reclassification	–	–	–	–	–	–	5	–	5
At 30 September	13 061	4 944	18 005	12 274	2 659	14 933	10 519	374	10 893
CARRYING AMOUNT									
At 30 September	4 087	752 718	756 805	1 697	70 409	72 106	2 551	14 625	17 176

	2007 R'000	2006 R'000	2005 R'000
5. **INVESTMENT IN ASSOCIATES AND JOINT VENTURES***			
INCOME			
Associates	15 701	18 076	19 906
INVESTMENT			
Cost of investment	42 958	42 958	42 959
Share of associates and joint ventures' reserves	22 892	39 851	43 604
Beginning of year	53 164	65 790	47 910
Increase in retained earnings for the year:			
Normal and exceptional profit for the year	15 701	18 076	19 906
Dividends received	(11 417)	(23 459)	(9 923)
Disposals and other reserve movements	(34 556)	(20 556)	(14 289)
Carrying value excluding amounts owing	65 850	82 809	86 563
Loans and advances to/(from) associates and joint ventures	–	–	901
Carrying value including amounts owing	65 850	82 809	87 464
Carrying value by category			
Unlisted associates and joint ventures – shares at carrying value	65 850	82 809	87 464
Valuation of shares			
Directors' valuation of unlisted associate companies and joint ventures	147 993	169 003	212 348
Aggregate of group associate companies and joint ventures' net assets, revenue and profit			
Property, plant and equipment and other non-current assets	17 235	21 202	18 030
Current assets	110 987	171 498	101 323
Long-term liabilities	494	813	272
Current liabilities	44 382	71 008	39 533
Revenue	257 598	245 782	227 583
Profit after taxation	15 701	18 076	19 906

* Refer note 33 for a detailed list of associate and joint venture companies. In 2005 Valspar SA Corporation and International Paints were reclassified from joint ventures to associates. Comparative numbers have been restated on a similar basis.

		2007	2006	2005
		R'000	R'000	R'000
6.	**FINANCE LEASE RECEIVABLES**			
	Amounts receivable under finance leases:			
	Gross investment	892	1 180	–
	Less: Unearned finance income	(178)	(235)	–
	Present value of minimum lease payments receivable	714	945	–
	Receivable as follows:			
	Present value			
	Within one year (note 10)	150	199	–
	Non-current portion	564	746	–
	In the second to fifth year inclusive	565	746	–
	After five years	–	–	–
	Minimum lease payments			
	Within one year	219	290	–
	In the second to fifth year inclusive	673	890	–
	After five years	–	–	–
		892	1 180	–
	Less: Unearned finance income	(178)	(235)	–
		714	945	–
	Fair value of finance lease receivables	714	945	–

The interest rate charged in South Africa on the leases is 10.5% and is linked to the prime rate for the lease term.

		2007	2006	2005
7.	**LONG-TERM FINANCIAL ASSETS**			
	Other long-term financial assets	5 512	6 884	–
	Other receivables	2 062	6 033	–
	Barloworld Share Purchase Scheme*	3 450	851	–

*Barloworld Share Purchase Scheme.

Included are loans to executive directors for the purchase of shares amounting to R3,45 million (2006: R0,85 million). The loans are secured by pledge of the shares and are repayable within 10 years of granting of the option or within nine months of death or immediately on ceasing to be an employee, except in the case of retirement. Interest rates vary in accordance with the terms and provisions of the trust deed and range from 3,17% to 8,5%.

	2007 R'000	2006 R'000	2005 R'000
8. DEFERRED TAXATION			
Movement of deferred taxation			
Balance at beginning of year restated for change in accounting policy.			
– deferred taxation assets	22 017	26 621	29 399
– deferred taxation liabilities	(11 233)	(13 396)	(8 446)
Net asset at beginning of the year	10 784	13 225	20 953
Recognised in income statement this year	(1 071)	(3 251)	(8 776)
Rate change adjustment	–	–	(610)
Arising on acquisition and disposal of subsidiaries	–	(105)	–
Translation differences	(43)	(52)	(13)
Accounted for directly in equity	–	(216)	1 885
Other movements	3739	1 183	(214)
Net liability at end of the year	13 409	10 784	13 225
– deferred taxation assets	24 917	22 017	26 621
– deferred taxation liabilities	(11 508)	(11 233)	(13 396)
Analysis of deferred taxation by type of temporary difference			
Deferred taxation assets			
Capital allowances	81	72	59
Provisions and payables	11 784	10 412	10 069
Prepayments and other receivables	3 610	3 190	3 035
Effect of tax losses	3 654	3 229	–
Retirement benefit obligations	5 782	5 109	10 272
Other temporary differences	6	5	3 186
	24 917	22 017	26 621
Deferred taxation liabilities			
Capital allowances	(12 217)	(11 925)	(9 870)
Provisions and payables	496	484	(655)
Prepayments and other receivables	213	208	(587)
Effect of tax losses	–	–	(1 652)
Retirement benefit obligations	–	–	–
Other temporary differences	–	–	(632)
	(11 508)	(11 233)	(13 396)
Amount of deferred taxation (expense)/income recognised in the income statement			
Capital allowances	149	451	1 394
Provisions and payables	(875)	(2 654)	(3 561)
Prepayments and other receivables	101	306	(1 728)
Effect of tax losses	1 052	3 193	(1 652)
Retirement benefit obligations	(1 498)	(4 546)	(3 861)
Other temporary differences	–	–	22

	(1 071)	(3 250)	(9 386)

	2007 R'000	2006 R'000	2005 R'000
9. INVENTORIES			
Raw materials and components	118 687	117 380	85 475
Work in progress	19 394	19 180	21 921
Finished goods	180 768	178 777	149 966
Merchandise	48 574	48 039	–
Consumable stores	154	152	213
Other inventories	(19 072)	(18 862)	–
Total inventories	348 505	344 666	257 575
The value of inventories has been determined on the following bases:			
First-in, first-out and specific identification	267 750	264 800	252 371
Weighted average	80 756	79 866	5 204
	348 505	344 666	257 575
Inventory pledged as security for liabilities	1 317	1 302	994
The secured liabilities are included under trade and other payables (note 17)			
Amount of write down of inventory to net realisable value and losses of inventory	2 210	2 185	2 390
Amount of reversals of inventory previously written down	(456)	(451)	–
10. TRADE AND OTHER RECEIVABLES			
Trade receivables	359 848	344 636	276 092
Less: Provision for doubtful debts	(11 567)	(11 078)	(6 091)
Finance lease receivables (note 6)	150	199	–
Fair value of derivatives	11 907	11 404	–
Other receivables and prepayments	95 333	91 247	61 450
	455 671	436 408	331 451
11. CASH AND CASH EQUIVALENTS			
Cash on deposit	8 956	22 318	14 034
Other cash and cash equivalent balances	–	–	150
	8 956	22 318	14 184
Cash and cash equivalents are comprised as follows:			
South African rand	4 958	12 356	9 576
Foreign currencies	3 998	9 962	4 608
	8 956	22 318	14 184

	2007 R'000	2006 R'000	2005 R'000
12. SHARE CAPITAL AND PREMIUM			
Authorised share capital			
Ordinary			
21 972 950 ordinary shares of 10 cents each	–	2 197	2 197
300 000 000 ordinary shares of 1 cent each	3 000	–	–
5 277 050 "A" ordinary shares of 10 cents each	–	528	528
195 250 900 "B" ordinary shares of 1 cent each	–	1 952	1 952
Preference			
200 000 5.5% cumulative preference shares of R2 each	–	400	400
100 000 6% second cumulative preference shares of R2 each	–	200	200
	3 000	5 277	5 277
Issued share capital			
21 972 950 ordinary shares of 10 cents each	–	2 197	2 197
203 843 388 ordinary shares of 1 cent each	2 038	–	–
5 277 050 "A" ordinary shares of 10 cents each	–	528	528
195 250 900 "B" ordinary shares of 1 cent each	–	1 952	1 952
	2 038	4 677	4 677
Share premium:	2 597 962	8 074	8 074
Balance at beginning of year	8 074	8 074	8 074
Unbundling restructuring movement	(8 074)	–	–
Premium on new issue of shares	2 597 962	–	–
Total issued share capital and premium	2 600 000	12 751	12 751
Issued shares:			
Total number of shares in issue at beginning of year	222 501	222 501	222 501
Issued during the year:			
Unbundling restructuring issue of shares	203 843	–	–
Unbundling reduction in equity	(222 501)	–	–
Total number of shares in issue at end of year	203 843	222 501	222 501

Notes:

1. The directors do not have authority over unissued shares in terms of section 221 of the Companies Act.

Share-based payment expense per the income statement			
Expense arising from share-based payment transactions	1 817	2 092	2 319
Expense arising from share option plan	–	–	–
Total share-based payment expense	1 817	2 092	2 319

13. CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Notes	Share capital and premium	Foreign currency translation reserves	Net actuarial gains (losses) on post-retirement benefits	Legal and other reserves	Equity compensation reserves	Total other reserves	Total retained income	Attributable to Coatings Limited share holders	Minority interest	Share-Holder loans	Interest of all share holders
		R'000	R'000	R'000	R'000	R'000	R'000	R'000	R'000	R'000	R'000	R'000
Balance at 30 September 2004	–	12 751	(3 980)	–	600	1 893	(1 487)	395 370	406 634	891	122 474	529 999
Changes in equity recognised during 2005												
Movement on foreign currency												
translation reserve	–	–	25	–	–	–	25	–	25	–	–	25
Movement in shareholder loans	–	–	–	–	–	–	–	–	–	–	66 489	66 489
Deferred tax charge directly to equity	–	–	–	–	–	–	–	1 884	1 884	–	–	1 884
Other reserve movements	–	–	–	–	–	–	–	(3 667)	(3 667)	–	–	(3 667)
Net income/(loss) recognised directly in equity	–	–	25	–	–	–	25	(1 783)	(1 758)	–	66 489	64 731
Profit for the year	–	–	–	–	–	–	–	210 400	210 400	234	–	210 634
Total recognised income and expense for the year	–	–	25	–	–	–	25	208 617	208 642	234	66 489	275 365
Dividends on ordinary shares	26	–	–	–	–	–	–	(305 794)	(305 794)	–	–	(305 794)
Share options in current year	12	–	–	–	–	2 319	2 319	–	2 319	–	–	2 319
Balance at 30 September 2005	–	12 751	(3 955)	–	600	4 212	857	298 193	311 801	1 125	188 963	501 889
Changes in equity recognised during 2006												
Movement on foreign currency												
Translation reserve	–	–	2 978	–	–	–	2 978	–	2 978	–	–	2 978
Movement in shareholder loans	–	–	–	–	–	–	–	–	–	–	111 406	111 406
Other reserve movements	–	–	–	805	–	–	805	4 085	4 890	–		4 890
Net income/(loss) recognised directly in equity	–	–	2 978	805	–	–	3 783	4 085	7 868		111 406	119 274
Profit for the year	–	–	–	–	–	–	–	250 060	250 060	3 547		253 607
Total recognised income and expense for the year	–	–	2 978	805	–	–	3 783	254 145	257 928	3 547	111 406	372 881
Purchase of minority shareholding in subsidiaries	–	–	–	–	–	–	–	–	–	11 109	–	11 109
Dividends on ordinary shares	26	–	–	–	–	–	–	(198 396)	(198 396)	–	–	(198 396)
Share options in current year	12	–	–	–	–	2 092	2 092	–	2 092	–	–	2 092
Balance at 30 September 2006	–	12 751	(977)	805	600	6 304	6 732	353 942	373 425	15 781	300 369	689 575
Changes in equity recognised during 2007												
Movement on foreign currency												
Translation reserve	–	–	(429)	–	–	–	(429)	–	(429)	–	–	(429)
Partnership transfers	–	–	–	–	–	–	–	–	–	–	–	0
Movement in shareholder loans	–	–	–	–	–	–	–	–	–	–	–	0
Prior year adjustment	–	–	–	–	–	–	–	–	–	–	–	0
Other reserve movements	–	–	–	–	4 215	–	4 215	(4 785)	(570)	(1 094)	–	(1 664)
Net income/(loss) recognised directly in equity	–	–	(429)	–	4 215	–	3 786	(4 785)	(999)	(1 094)	–	(2 093)
Profit for the year	–	–	–	–	–	–	–	258 102	258 102	4 139	–	262 241
Total recognised income and expense for the year	–	–	(429)	–	4 215	–	3 786	253 317	257 103	3 045	–	260 148
Purchase of minority shareholding in Subsidiaries	–	–	–	–	–	–	–	–	–	–	–	0
Other reserve movements	–	–	–	–	–	–	–	–	–	–	–	0
Dividends on ordinary shares	–	–	–	–	–	–	–	(179 392)	(179 392)	–	–	(179 392)

Unbundling reduction in equity	–	(12 751)	–	–	–	–	(12 335)	(427 867)	(452 953)	–	(300 359)	(753 322)
Unbundling restructuring issue of shares	–	2 600 000	–	–	–	–	–	–	2 600 000	–	–	2 600 000
Share options in current year	–	–	–	–	–	1 817	1 817	–	1 817	–	–	1 817
Balance at 30 September 2007	–	2 600 000	(1 406)	805	4 815	8 121	–	–	2 600 000	18 826	–	2 618 826

	2007 R'000	2006 R'000	2005 R'000
14. SHAREHOLDER LOANS			
Non-interest-bearing shareholders loans	–	300 369	188 963
Total non-interest-bearing liabilities	–	300 369	188 963

The shareholder loans are unsecured, interest free and have no fixed terms of repayment. These are however regarded as having a long term nature

15. INTEREST-BEARING LIABILITIES

	2007	2006	2005
Total South African Rand and foreign currency long-term borrowings	–	8 312	–
Less: Current portion redeemable and repayable within one year (note 18)	–	(2 218)	–
Interest-bearing liabilities	–	6 094	–

	Total owing	**Repayable during the year ending 30 September**					**Total owing**	**Total owing**
	2007	**2008**	**2009**	**2010**	**2011**	**2012 and onward**	**2006**	**2005**
Summary of Group borrowings by currency and by year of redemption or repayment								
R million								
Total SA Rand	–	–	–	–	–	–	5 535	–
Other	–	–	–	–	–	–	–	–
Total SA rand and foreign currency liabilities	–	–	–	–	–	–	5 535	–

Included above are secured liabilities as follows:

	Liabilities secured			Net book value of assets encumbered		
	2007	**2006**	**2005**	**2007**	**2006**	**2005**
	R'000	**R'000**	**R'000**	**R'000**	**R'000**	**R'000**
Secured liabilities						
Secured loans						
South African Rand	–	3 579	–	–	3 078	–
Foreign currencies	–	–	–	–	–	–
Liabilities under capitalised finance leases (note 28)						
South African rand	–	1 186	–	–	150	–
Foreign currencies	–	–	–	–	–	–
Total secured liabilities	–	4 765	–	–	3 228	–
Assets encumbered are made up as follows:						
Property, plant and equipment (note 2)	–	–	–	–	3 228	–
Finance lease receivables (note 6)	–	–	–	–	–	–
	–	–	–	–	3 228	–

	2007 R'000	2006 R'000	2005 R'000
16. **PROVISIONS**			
Non-current	22 922	8 883	44 173
Current	11 981	17 494	2 615
	34 903	26 377	46 788

Movement of provisions	**Total 2007 R'000**	**Drum Deposits R'000**	**IAS 17 Leases R'000**	**Onerous contracts R'000**	**Post - retirement benefits R'000**	**Warranty claims R'000**
Balance at beginning of year	26 377	173	317	2 864	21 043	1 980
Amounts added	10575	56	102	926	6 802	2 689
Amounts used	(1882)	–	–	–	–	(1 882)
Amounts reversed unused	(167)	–	–	–	–	(167)
Unwinding of discount on present valued amounts						
Balance at end of year	34 903	229	419	3 790	27 845	2 620
To be incurred						
Within one year	22922	229	403	1 245	18 425	2 620
Between two to five years	11 981	–	16	2 545	9 420	–
More than five years	–	–	–	–	–	–
	34 903	229	419	3 790	27 845	2 620

Onerous contracts

The provisions consist of net future rental costs on leased properties. The provision is calculated based on the value of contractual rental costs less estimated future receipts

Post-retirement benefits

The provisions comprise mainly post-retirement benefits for existing and former employees. Actuarial valuations were used to determine the value of the provisions where necessary. The actuarial valuations are based on assumptions which include employee turnover, mortality rates, discount rates, the expected long-term rate of return of retirement plan assets, healthcare inflation cost and rates of increase in compensation costs.

Warranty claims

The provisions relate principally to warranty claims on paint sales. The estimate is based on claims notified and past experience.

RETIREMENT BENEFIT INFORMATION

It is the policy of the group to encourage, facilitate and contribute to the provision of retirement benefits for all permanent employees. To this end the group's permanent employees are usually required to be members of either a pension or provident fund, depending on their preference and local legal requirements.

All employees belong to a defined contribution retirement fund in which group employment is a prerequisite for membership. Only a minority of the funds are located outside of South Africa and accordingly are not subject to the provisions of the Pension Funds Act of 1956.

Defined contribution plans

The total cost charged to profit or loss of R20 146 thousand (2005: R14 804 thousand; 2004: R12 023 thousand) represents contributions payable to these schemes by the group at rates specified in the rules of the schemes.

The group changed its accounting policy in the current year whereby actuarial gains and losses are now recognised in full in the period in which they occur, outside profit or loss, in the Statement of Recognised Income and Expense.

Historically, qualifying employees were granted certain post-retirement medical benefits. The obligation for the employer to pay medical aid contributions after retirement is not part of the conditions of employment for new employees. A number of pensioners and employees in the group remain entitled to this benefit, the cost of which has been fully provided (note 15).

	2007 R'000	2006 R'000	2005 R'000
17. **TRADE AND OTHER PAYABLES**			
Trade and other payables	435 153	401 187	321 850
Fair value of derivatives	75	69	–
	435 228	401 256	321 850

	2007	2006	2005
	R'000	R'000	R'000
18. **AMOUNTS DUE TO BANKERS AND SHORT-TERM LOANS**			
Bank overdrafts and acceptances	–	108 991	40 914
Short-term loans	900 000	1	–
Current portion of long-term borrowings (note 14)	–	2 218	–
	900 000	111 210	40 914
Amounts due to bankers and short-term loans are comprised as follows:			
South African Rand	900 000	110 236	40 395
Foreign currencies	–	974	519
	900 000	111 210	40 914
19. **REVENUE**			
Sale of goods	2 356 864	2 025 167	1 633 671
Rentals received	–	–	5 293
	2 356 864	2 025 167	1 638 964

	2007 R'000	2006 R'000	2005 R'000
20. **OPERATING PROFIT**			
Operating profit is arrived at as follows:			
Revenue	2 356 864	2 025 167	1 638 964
Less: Net expenses	1 985 987	1 695 639	1 371 475
Cost of sales	1 303 144	1 135 171	911 863
Distribution costs	483 639	390 388	293 525
Administrative costs	195 083	166 561	139 577
Other operating costs	41 433	35 375	52 406
Other operating income	(37 311)	(31 856)	(25 896)
Operating profit before goodwill amortisation	370 877	329 528	267 489
Expenses include the following:			
Depreciation	38 123	35 660	31 664
Continuing operations	38 123	35 660	31 664
Goodwill amortisation (note 3)			
Amortisation of intangibles excluding goodwill (note 4)	1401	4 042	2 230
Continuing operations	1401	4 042	2 230
Operating lease charges:*	27 158	33 936	30 765
Land and buildings	21 855	28 837	26 561
Plant, vehicles and equipment	5 303	5 099	4 204
Research and development costs	5 719	10 728	10 640
Administration, management and technical fees paid	26 367	22 512	20 532
Auditors' remuneration:	3 683	3 145	3 143
Audit fees	3 581	3 058	2 979
Fees for other services	102	87	151
Expenses	–	–	13
Directors' emoluments paid by holding company and			
subsidiaries:			
Total directors' emoluments	42 269	36 089	22 896

Salaries and benefits	42 269	36 089	22 896
Staff costs (excluding directors' emoluments)	410 963	350 881	279 343
Loss/(profit) on disposal of other plant and equipment	–	(525)	25
Loss on disposal of intangible assets	–	27	–
Amounts recognised in respect of retirement benefit			
plans (note 15):			
Defined contribution funds	23 595	20 146	14 804

	2007 R'000	2006 R'000	2005 R'000
21. FAIR VALUE ADJUSTMENTS ON FINANCIAL INSTRUMENTS			
(Losses)/Gains on conversion of foreign currency monetary items	(6 309)	8 853	(297)
Gains/(Losses) on other financial instruments	–	–	–
Total fair value adjustments on financial instruments	(6 309)	8 853	(297)
22. FINANCE COSTS			
Interest paid:			
Other long-term borrowings	(870)	(271)	(7)
Bank and other short-term borrowings	(17 273)	(13 746)	(11 892)
Capitalised finance leases	–	(63)	–
Total group	(18 143)	(14 080)	(11 899)
23. INCOME FROM INVESTMENTS			
Interest received	5 962	8 436	7 884
Total group	5 962	8 436	7 884
24. EXCEPTIONAL ITEMS			
Profit on disposal of properties, investments and subsidiaries	–	(1 738)	643
Write back of supplementary medical aid pension fund provision	–	–	9 601
Impairment of goodwill	–	–	–
Other	–	(81)	–
	–	(1 819)	10 244
Attributable exceptional items of associates (impairment losses)	–	–	–
Gross exceptional profits from continuing operations	–	(1 819)	10 244
Taxation	–	–	(2 784)
	–	(1 819)	7 460
Total Group	–	(1 819)	7 460

	2007 R'000	2006 R'000	2005 R'000
25. TAXATION			
South African normal taxation			
Current year	(97 965)	(89 447)	(74 165)
Prior year	(2 299)	(2 099)	(588)
	(100 264)	(91 546)	(74 753)
Foreign and withholding taxation			
Current year	(401)	(365)	1 447
Prior year	–	–	–
	(401)	(365)	1 447
Deferred taxation			
Current year	(1 785)	(5 421)	(9 335)
Prior year	714	2 170	559
Attributable to a change in the rate of income tax	–	–	(610)
	(1 071)	(3 251)	(9 386)
Secondary taxation on companies			
Current year	(4 111)	(225)	(1)
Deferred	–	–	–
	(4 111)	(225)	(1)
Total group	(105 847)	(95 387)	(82 693)

Reconciliation of rate of taxation:	2007	2006	2005
	%	%	%
South Africa normal taxation rate	29.0	29.0	29.0
Reduction in rate of taxation	0.3	(4.1)	0.3
Exempt income	0.1	0.3	0.0
Unprovided temporary differences	0.2	(0.7)	0.3
Tax losses of prior periods	0.0	(3.7)	0.0
Prior year taxation	0.0	(0.0)	0.0
Increase in rate of taxation	0.7	3.9	0.8
Disallowable charges	0.5	0.7	0.6
Unprovided temporary differences	0.0	0.7	0.0
Foreign tax differential	(0.2)	0.1	(0.5)
Rate change adjustment	0.1	0.0	0.2
Current year tax losses not utilised	0.0	2.3	0.0
Secondary taxation on companies	0.3	0.1	0.5
Taxation as a percentage of profit before taxation	30.0	28.8	30.1
Taxation (excluding prior year taxation, exceptional taxation and secondary taxation on companies) as a percentage of profit before taxation (excluding exceptional items and goodwill amortisation)	30.8	28.6	30.3

	2007	2006	2005
	R'000	R'000	R'000

25. **TAXATION (continued)**

Group tax losses and STC credits at the end of the year:			
South African – taxation losses	(31 894)	(41 479)	–
South African – unutilised STC credits	–	–	–
Foreign – taxation losses	–	–	–
	(31 894)	(41 479)	–
Utilised to reduce deferred taxation liabilities or create deferred taxation assets	–	11 134	–
Losses on which no deferred taxation assets raised due to uncertainty regarding utilisation	(31 894)	(30 345)	–

	2007 R'000	2006 R'000	2005 R'000
26. DIVIDENDS			
Ordinary shares			
Final dividend	179 392	198 396	305 794
Paid to Barloworld Coatings (Pty) Limited shareholders	179 392	198 396	305 794
Paid to minorities (Barloworld Coatings is a wholly-owned subsidiary of Barloworld Limited)	–	–	–
	179 392	198 396	305 794
27. COATINGS SHAREHOLDERS ATTRIBUTABLE INTEREST IN SUBSIDIARIES			
Holding company	490	27 907	23 961
Less: Dividends received from subsidiaries	(11 417)	(28 347)	(11 694)
	(10 927)	(440)	12 267
Attributable interest in the aggregate amount of profits and losses of subsidiaries, after taxation, including associate companies:			
Profits	258 102	250 500	198 133
Losses	–	–	–
Barloworld Coatings shareholders' interest	258 102	250 060	210 400
28. COMMITMENTS			
Capital expenditure commitments to be incurred:			
Contracted	99 295	90 268	45 487
Approved but not yet contracted	4 374	3 976	65 844
	103 669	94 244	111 331

Commitments will be spent substantially in 2007 and 2008. Capital expenditure will be financed by funds generated by the business, existing cash resources and borrowing facilities available to the group.

Lease commitments:

2007 Financial year	Long term	Medium term	Short term	2007	2006
	> 5 years	2 – 5 years	<1 year	Total	Total
	R'000	R'000	R'000	R'000	R'000
Operating lease commitments					
Land and buildings	8 484	19 145	94	27 723	27 723
Motor vehicles	–	1 316	105	1 421	1 421
Other	–	4 950	40	4 990	4 990
	8 484	25 411	239	34 134	34 134

Land and building commitments include the following items:

- Commitments for the operating and administrative facilities used by the majority of business segments. The average lease term is five years. Many lease contracts contain renewal options at fair market rates.
- Properties used for office accommodation. Rentals escalate at rates which are in line with the historical inflation rates applicable to the southern African environment. Lease periods do not exceed five years.

Finance lease commitments

2007 Financial year	Long term	Medium term	Short term	2007	2006
	> 5 years	2 – 5 years	<1 year	Total	Total
	R'000	R'000	R'000	R'000	R'000
Present value of minimum					
lease payments					
Motor vehicles	–	174	–	174	218
Other	–	775	–	775	968
	–	949	–	949	1 186
Minimum lease payments					
Motor vehicles	–	178	–	178	222
Other	–	987	–	987	1 233
Total including future finance charges	–	1 165	–	1 165	1 455
Future finance charges	–	–	–	(215)	(269)
Present value of lease commitments (note 15)	–	–	–	949	1 186

Finance lease commitments

2006 Financial year	Long term	Medium term	Short term	2006	2005
	> 5 years	2 – 5 years	<1 year	Total	Total
	R'000	R'000	R'000	R'000	R'000
Present value of minimum lease payments					
Motor vehicles	–	218	–	218	–
Other	–	968	–	968	–
	–	1 186	–	1 186	–
Minimum lease payments					
Motor vehicles	–	222	–	222	–
Other	–	1 233	–	1 233	–
Total including future finance charges	–	1 455	–	1 455	–
Future finance charges	–	–	–	(269)	–
Present value of lease commitments (note 14)	–	–	–	1 186	–

	2007	2006	2005
	R'000	R'000	R'000
29. CONTINGENT LIABILITIES			
Bills, lease and hire-purchase agreements discounted with recourse, other guarantees and claims	53 350	53 350	29 730

Litigation, current or pending, is not considered likely to have a material adverse effect on the group.

There are no material contingent liabilities in joint venture companies.

30. CHANGES IN ACCOUNTING POLICY AND DISCLOSURES

30.1 The annual financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) on a basis consistent with the prior year except for the adoption of the following new or revised standards and interpretations:

IAS 19 (Revised) Employee Benefits

The IASB issued an amendment to IAS 19 in December 2004 to allow the option of recognising actuarial gains and losses in full in the period in which they occur, outside profit or loss, in the Statement of Recognised Income and Expense. The group changed its accounting policy in the current year by adopting this option, which mainly impacts on the treatment of the two defined benefit pension funds in the United Kingdom. In terms of this the entire actuarial deficit on defined benefit funds are now carried on balance sheet. Refer to note 17 for more details and the impact on the current year's financial statements.

IFRS 2 Share-based Payment

This Standard is effective for the group from the year ended 30 September 2006. In terms of the Standard, all share-based payment transactions must be recognised in the financial statements using a fair value measurement basis. An expense is recognised when the goods or services received are consumed. It requires the fair value of all equity instruments granted to be based on market prices, if available, and to take into account the terms and conditions upon which those instruments were granted.

IFRIC Interpretation 8 Scope of IFRS 2

This Interpretation is effective for the group from the year ending 30 September 2007. The interpretation clarifies that IFRS 2 applies to arrangements where an entity makes share-based payments for apparently nil or inadequate consideration. It explains that, if the identifiable consideration given appears to be less than the fair value of the equity instruments granted or liability incurred, this situation typically indicates that other consideration has been or will be received and IFRS 2 therefore applies. The Interpretation was early adopted in the current year together with IFRS 2.

The South African Institute of Chartered Accountants' Circular 9/2006 – Transactions giving rise to adjustments to Revenue/Purchases

The Circular was issued in the current year in order to clarify the IFRS requirements in terms of the treatment of cash discount, settlement discount, rebates and extended credit terms. The requirements mainly impact the group in terms of the treatment of settlement discount and rebates, which have been amended and restated as set out below. The impact on the current financial year was not significant

IFRIC Interpretation 10 Interim Financial Reporting and Impairment

This Interpretation is effective for the group from the year ending 30 September 2008 and clarifies that an entity shall not reverse an impairment loss recognised in a previous interim period in respect of goodwill or an investment in either an equity instrument or a financial asset carried at cost. The requirements do not have a significant impact on the group and the Interpretation was early adopted in the current year.

IAS 21 (Revised) The effects of Changes in Foreign Exchange Rates

A limited amendment to IAS 21 was issued in December 2005 regarding the treatment in consolidated financial statements of monetary items that form part of an entity's investment in a foreign operation. The amendment does not have a significant impact on the group and was adopted during the year.

30.2 The following Standards and Interpretations are not yet effective and will be adopted in future years:

IFRS 7 Financial Instruments: Disclosures; IAS 1 (Revised) Presentation of Financial Statements

These Standards are effective for the group from the year ending 30 September 2008. The Standards add certain new disclosures about financial instruments to those currently required by IAS 32 Financial Instruments: Disclosure and Presentation and also replaces the disclosures currently required by IAS 30 Disclosures in the Financial Statements of Banks and Similar Financial Institutions. In addition to this, in terms of an amendment to IAS1, disclosures are also required of the group's objectives, policies and processes for managing capital, quantitative data about what is regarded as capital, whether the group has complied with its capital requirements and if it has not complied, the consequences of such non-compliance. The group is in the process of gathering the required disclosable information.

IFRIC Interpretation 4 Determining Whether an *Arrangement* Contains a Lease

This Interpretation is effective for the group from the year ending 30 September 2007 and prescribes the circumstances where the entity enters into an arrangement that depends on the use of a specific asset and conveys the right to control this specific asset, this arrangement should be treated as a lease under IAS 17 Leases. Arrangements that are in substance leases, should be assessed against the criteria included in IAS 17 Leases to determine if the arrangements should be accounted for as finance leases or operating leases. The transitional provisions require the group to assess all existing arrangements at the beginning of the comparative period of the first period in which the Interpretation is adopted. The group is in the process of evaluating the effects of the Interpretation.

31. FINANCIAL RISK MANAGEMENT

The group's financial instruments consist mainly of deposits with banks, local money market instruments, short-term investments, accounts receivable and payable, loans to and from subsidiaries, leases. Details of the amounts discounted with recourse are included in note 28 to the annual financial statements.

Derivative instruments are used by the group for hedging purposes. Such instruments include forward exchange contracts. The group does not speculate in the trading of derivative instruments.

31.1 Treasury risk management

A finance committee consisting of senior executives of the group meets on a regular basis to analyse currency and interest rate

exposure and to re-evaluate treasury management strategies in the context of most recent economic conditions and forecasts.

31.2 Foreign currency management

Trade commitments

The group's currency exposure management policy for the southern African operations is to hedge all material trade commitments as soon as they arise.

All forward exchange contracts and currency options are valued at fair value with the resultant profit or loss included in income.

Net currency exposure

The following table represents the extent to which the group has monetary assets and liabilities in currencies other than the group companies' local currency.

The information is shown inclusive of the impact of forward contracts and options in place to hedge the foreign currency exposures.

Based on the net exposure below it is estimated that a simultaneous 10% change in all foreign currency exchange rates against divisional functional currency will impact the fair value of the net monetary assets/liabilities of the group to the extent of R3,972 thousand (2006: R3,972 thousand; 2005: R1,391 thousand; 2004: R98 thousand).

Net foreign currency monetary assets/(liabilities)

CURRENCY OF ASSETS/(LIABILITIES)

	SA rand	Euro	British sterling	US dollar	Australian dollar	Japanese yen	Other African currencies	Other currencies	TOTAL
	R'000	R'000	R'000	R'000	R'000	R'000	R'000	R'000	R'000
Functional currency of group operation:									
SA Rand	n/a	(13 621)	(840)	(19 538)	2 552	(1 118)	–	–	(32 565)
Euro	–	n/a	–	–	–	–	–	–	–
British sterling	–	–	n/a	–	–	–	–	–	–
US dollar	–	–	–	n/a	–	–	–	–	–
Japanese yen	–	–	–	–	–	n/a	–	–	–
Other African currencies	(7 159)			–	–	–	n/a	–	(7 159)
Other currencies	–	–	–	–	–	–	–	n/a	–
At 30 September 2007	(7 159)	(13 621)	(840)	(19 538)	2 552	(1 118)	–	–	(39 724)
SA Rand	n/a	(13 621)	(840)	(19 538)	2 552	(1 118)	–	–	(32 565)
Euro	–	n/a	–	–	–	–	–	–	–
British sterling	–	–	n/a	–	–	–	–	–	–
US dollar	–	–		n/a			–		–
Japanese yen	–	–	–	–	–	n/a	–	–	–
Other African currencies	(7 159)			–	–		n/a		(7 159)
Other currencies	–	–	–	–	–	–	–	n/a	–
At 30 September 2006	(7 159)	(13 621)	(840)	(19 538)	2 552	(1 118)	–	–	(39 724)
SA Rand	n/a	(3 626)	–	(6 818)	1 977	–	–	–	(8 467)
Euro	–	n/a	–	–	–	–	–	–	–
British sterling	–	–	n/a	–	–	–	–	–	–
US dollar	–	–	–	n/a			–	–	–
Japanese yen	–	–	–	–	–	n/a	–	–	–
Other African currencies	(5 451)	–	–	–	–	–	n/a	–	(5 451)
Other currencies	–	–	–	–	–	–	–	n/a	–
At 30 September 2005	(5 451)	(3 626)	–	(6 818)	1 977	–	–	–	(13 918)

31.3 **Interest rate management**

As part of the process of managing the group's fixed and floating rate borrowings mix, the interest rate characteristics of new borrowings and the refinancing of existing borrowings are structured according to expected movements in interest rates. The interest rate profile of total borrowings is as follows:

	Currency	Year of redemption/ repayment	Interest rate (%)	2007 R'000	2006 R'000	2005 R'000
Liabilities in foreign currencies						
Unsecured loans	MKW	2010	28.0	2 083	2 777	–
Total foreign currency liabilities		–	–	–	2 777	–
***Liabilities in* South African Rand**						
Secured loans		2009	9.5	–	3 579	–
Unsecured loans		2010–2014	11.8–12.7	900 000	770	–
Liabilities under capitalised finance leases		2008–2011	10.5–11.5	–	1 186	–
Total South African Rand liabilities		–	–	900 000	5 535	–
Total South African rand and foreign currency liabilities (note 13)		–	–	900 000	8 312	–
Interest rates						
Loans at fixed rates of interest		–	–	–	–	–
Loans linked to variable rates		–	–	900 000	8 312	–
Loans linked to Offshore money markets		–	–	–	–	–
		–	–	900 000	8 312	–

31.4 **Maturity profile of financial instruments**

The maturity profile of the financial instruments is summarised as follows:

2007	<1 year R'000	2-4 years R'000	>4 years R'000	2007 Total R'000
Financial assets				
Cash and cash equivalents	8 956	–	–	8 956
Trade and other receivables	455 671	6 076	–	461 747
Assets classified as held for sale	–	–	–	–
Financial liabilities				
Interest-bearing liabilities	900 000	–	–	900 000
Trade and other payables	435 228	–	–	435 228

Liabilities directly associated with			
assets classified as held for sale	–	–	–

31.5 Fair value of financial assets and liabilities

All financial instruments are carried at fair value or amounts that approximate fair value, except for the non-current portion of fixed rate receivables, payables and interest-bearing borrowings, which are carried at amortised cost.

The carrying amounts for investments, cash, cash equivalents as well as the current portion of receivables, payables and interest-bearing borrowings approximate fair value due to the short-term nature of these instruments.

The fair values have been determined using available market information and appropriate valuation methodologies.

31.6 Credit risk management

Potential areas of credit risk consist of trade receivables and short-term cash investments.

Trade receivables consist mainly of a large and widespread customer base. Group companies monitor the financial position of their customers on an ongoing basis.

Where considered appropriate, use is made of credit guarantee insurance. The granting of credit is controlled by application and account limits.

Provision is made for bad debts and at the year end management did not consider there to be any material credit risk exposure that was not already covered by credit guarantee insurance or a bad debt provision.

It is group policy to deposit short-term cash investments with major banks and financial institutions with strong credit ratings.

31.7 Liquidity risk management

The group manages liquidity risk by monitoring forecast cash flows and ensuring that adequate unutilised borrowing facilities are maintained.

32. PRINCIPAL SUBSIDIARY COMPANIES

			Issued capital Local currency	Effective percentage holdings			Interest of holding company Cost			Indebtedness			Amounts owing to subsidiaries		
				2007	2006	2005	2007	2006	2005	2007	2006	2005	2007	2006	2005
	Type	Currency	amount	%	%	%	R'000	R'000	R'000	R'000	R'000	R'000	R'000	R'000	R'000
Barloworld Plascon Cape (Pty) Limited	O	ZAR	9 312	100	100	100	337	337	337	–					
Barloworld Plascon Automotive (Pty) Limited	O	ZAR	40 000	100	100	100	27	27	27	–	–	–	6 181	6 181	6 181
Barloworld Plascon Coastal (Pty) Limited	O	ZAR	10 000	100	100	100	257	257	257	–	–	–	18 581	18 581	18 581
Barloworld Plascon South Africa (Pty) Limited	O	ZAR	42 000	100	100	100	2 525	2 525	2 525	5 935	–	1 487	76 108	78 504	76 108
Prostart Investments 93 (Pty) Limited	H	ZAR	100	100	100	100	84 673	84 673	–	–	3 233	–	–	–	–
Midas Paints (Pty) Limited	O	ZAR	4 000	100	100	100	38 324	38 324	–	–	–	–	–	–	–
Longridge Colourants (Pty) Limited	H	ZAR	100	100	100	100	–	–	–	–	–	–	–	–	–
Plascon Property Holdings (Pty) Limited	O	ZAR	36 000	100	100	100	121	121	121	–	–	–	–	–	–
Blajohn Properties Limited	O	ZAR	100 000	100	100	100	1 023	1 023	–	–	–	–	–	–	–
Barloworld Plascon Namibia (Pty) Limited 4	O	NAD	100	100	100	100	1 650	1 650	–	–	–	–	–	–	–
Barloworld Plascon Botswana (Pty) Limited 3	O	BWP	100 000	100	100	100	1 175	1 175	–	–	–	–	–	–	–
Barloworld Plascon Swaziland (Pty) Limited 1	O	SZL	2	100	100	100	–	–	–	–	–	–	–	–	–
Barloworld Plascon Zambia Limited 2	O	ZMK	1747 553 000	100	100	100	5 000	5 000	5 000	–	–	–	–	–	–
Barloworld Plascon Malawi Limited 5	O	MWK	100 000	51	51	51	510	510	510	–	–	–	–	–	–
			–	–	–	–	135 622	135 622	8 777	–	3 233	1 487	100 870	103 266	100 870

All companies are incorporated in (or operate principally in) the Republic of South Africa except where otherwise indicated as follows:

1. Swaziland

2. Zambia

3. Botswana

4. Namibia

5. Malawi

Keys to type of subsidiary:

H – Holding companies

O – Operating companies

Any material changes which have taken place during the year are dealt with in the appropriate operational reviews.

* A full list of subsidiaries and a list of the special resolutions of those companies are available to the shareholders, on request, from the registered office of the company.

33. **INVESTMENT IN ASSOCIATE COMPANIES**

Investor company/associate	Principal products or activities	Issued share capital R'000	Percentage held by investors 2007	2006	2005
Du Pont Barloworld (Proprietary) Limited	Automotive coatings	21	49	49	49
International Paints (Proprietary) Limited	Industrial coatings	20	49	49	49
Jatran Logistics (Pty) Limited	Transport		25	25	
Sizwe Paints (Proprietary) Limited	Decorative paint distributor	1	30	30	30
Valspar (SA) (Proprietary) Limited	Can coatings manufacturer	17	20	20	20

All companies are incorporated in (or operate principally in) the Republic of South Africa.

34. RELATED PARTY TRANSACTIONS

Various transactions are entered into by the company and its subsidiaries during the year with related parties. Unless specifically disclosed these transactions occurred under terms that are no less favourable than those entered into with third parties. Intra-group transactions are eliminated on consolidation.

The following is a summary of other transactions with related parties during the year and balances due at year end:

R'000	Joint control or significant influence holders in the group	Associates of the group	Joint ventures in which the group is a venturer
2007			
Goods and services sold to			
Du Pont Barloworld (Pty) Limited (Herberts)	–	83 190	–
International Paints (Pty) Limited	–	33 684	–
Sizwe Paints (Pty) Limited	–	19 498	–
	–	136 372	–
Goods and services purchased from			
International Paints (Pty) Limited	–	1 024	–
	–	1 024	–
Other transactions			
Management fees received from associates	–	9 077	–
	–	9 077	–
Amounts due (to)/from related parties as at end of year*			
Du Pont Barloworld (Pty) Limited (Herberts)	–	12 296	–
International Paints (Pty) Limited	–	20 154	–
Sizwe Paints (Pty) Limited	–	3 623	–
	–	36 073	–

RELATED PARTY TRANSACTIONS (continued)

R'000	Joint control or significant influence holders in the group	Associates of the group	Joint ventures in which the group is a venturer
2006			
Goods and services sold to			
Du Pont Barloworld (Pty) Limited (Herberts)	–	75 627	–
International Paints (Pty) Limited	–	30 622	–
Sizwe Paints (Pty) Limited	–	17 726	–
	–	123 975	–
Goods and services purchased from			
International Paints (Pty) Limited	–	931	–
	–	931	–
Other transactions			
Management fees received from associates	–	8 252	–
	–	8 252	–
Amounts due (to)/from related parties as at end of year*			
Du Pont Barloworld (Pty) Limited (Herberts)	–	11 178	–
International Paints (Pty) Limited	–	18 322	–
Sizwe Paints (Pty) Limited	–	3 294	–
	–	32 794	–
2005			
Goods and services sold to			
Du Pont Barloworld (Pty) Limited	–	77 161	–
International Paints (Pty) Limited	–	19 882	–
	–	97 043	–
Goods and services purchased from			
International Paints (Pty) Limited	–	6 151	–
	–	6 151	–
Other transactions			
Management fees received from associates	–	11 218	–

	–	11 218	–
Amounts due (to)/from related parties as at end of year*			
Loans and other trade related amounts due from related parties	–	19 343	–
	–	19 343	–

Terms on outstanding balances

Unless otherwise noted, all outstanding balances are payable within 30 days, unsecured and not guaranteed.

34. **RELATED PARTY TRANSACTIONS (continued)**

Associates and joint ventures

Details of investments in associates and joint ventures are disclosed in notes 5 and 33.

Income from associates and joint ventures is disclosed in note 5.

Subsidiaries

Details of investments in subsidiaries are disclosed in note 32.

Directors

Details regarding directors' remuneration and interests are disclosed in note 20, and share options are disclosed in note 13.

Transactions with key management and other related parties (excluding directors)

There were no material transactions with key management or close family members of related parties.

Shareholders

The principal shareholder of the company is Barloworld Ltd.

* There are no doubtful debt provisions raised in respect of amounts due to/from related parties and no bad debts incurred during the year on these balances.

INDEPENDENT REPORTING ACCOUNTANTS' REPORT ON THE HISTORICAL FINANCIAL INFORMATION

The Directors

Freeworld Coatings Limited

P O Box 74

Pietermaritzburg

3200

Dear Sirs

Independent Reporting Accountants' report on the Historical Financial Information of Freeworld Coatings Limited ("Freeworld Coatings")

Freeworld Coatings business was historically conducted within Barloworld Coatings (Proprietary) Limited and Forreston Limited under the control of the same parties. The Group have merged their interests in the Coatings Business with effect from 30 September 2007 into New Coatings Holdings (Pty) Limited. In addition, the company was converted to a public company with effect from 1 October 2007 and has changed its name from New Coatings Holdings (Pty) Limited to Coatings Limited. The board of directors of Freeworld Coatings has resolved to apply for a listing of Freeworld Coatings ordinary shares on the main board of the JSE Limited ("JSE").

We have audited the financial information of Freeworld Coatings presented in Annexure 1 of the pre-listing statement of Freeworld Coatings to be dated on or about 1 November 2007 ("the pre-listing statement"), which comprise the balance sheets as at 30 September 2007, 2006, 2005 and the income statements, statements of recognised income and expenditure and cash flow statements for the three years then ended, and a summary of significant accounting policies and other explanatory notes.

At your request and for purposes of the pre-listing statement, we present our report on the financial information of Freeworld Coatings presented in Annexure 1 to the pre-listing statement in compliance with the JSE Listings Requirements.

Directors' responsibility for the historical financial *information* **[8.1]**

The directors of Freeworld Coatings are responsible for the preparation of the pre-listing statement and all the information contained therein, including the preparation and fair presentation of the financial information to which this reporting accountants report relates in accordance with International Financial Reporting Standards and in the manner required by the JSE Listings Requirements. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Reporting accountants' responsibility

Our responsibility is to express an opinion on the financial information presented in the Report of Historical Financial Information, included as Annexure 1 to the pre-listing statement based on our audit. We conducted our work in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial information is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of the expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management as well as evaluating the overall presentation of the financial information.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion **[8.48 (a)(i)]**

In our opinion, the financial information of Freeworld Coatings presented in Annexure 1 of the pre-listing statement, presents fairly, in all material respects, the financial position of Freeworld Coatings as of 30 September 2007, 2006 and 2005, and of its financial performance and its cash flows for the three years then ended in accordance with International Financial Reporting Standards and the JSE Listings Requirements.

Consent **[8.54, 8.55, 8.56]**

We hereby consent to the inclusion of this report, and any references thereto, in the pre-listing statement in the form and context in which it appears therein. Furthermore, we confirm that we will not withdraw our consent prior to the issue of the pre-listing statement.

Deloitte & Touche
Per L Taljaard
Partner

Registered Auditor
Building1
Deloitte Place
The Woodlands
Woodlands Drive
Woodmead, Sandton

1 November 2007

UNAUDITED *PRO FORMA* FINANCIAL INFORMATION

The unaudited pro forma financial information is the responsibility of the directors of Freeworld Coatings and is prepared for illustrative purposes only. Due to their nature the unaudited pro forma financial effects may not fairly represent Freeworld Coatings financial position or results of operations. [8.16, 8.18]

This unaudited pro forma financial information is presented to reflect the corporate activity pursuant to Freeworld Coatings listing and subsequent unbundling from Barloworld, being the revised funding, the current share incentive scheme and the write off of the costs of listing to share premium. The unaudited pro forma financial information for the year ended 30 September 2007 is set out below. [8.18]

Pro Forma Balance Sheet
as at 30 September 2007

The *pro forma* balance sheet has been prepared on the assumption that the corporate activity as defined above had been implemented on 30 September 2007.

	Unadjusted Forecast	Revised Funding	Current Share Incentive Scheme	Listing Costs	Adjusted Pro Forma Group
	2007				2007
	R'000	R'000	R'000	R'000	R'000
Notes	1	2	3	4	5
ASSETS					
Non-current assets	**3 198 212**	**0**		**0**	**3 198 212**
Property, plant and equipment	506 503				505 503
Goodwill	1 838 061				1 838 061
Intangible assets	756 805				756 805
Investments in associates and joint ventures	65 850				65 850
Finance lease receivables	564				564
Long term financial assets	5 512				5 512
Deferred taxation assets	24 917				24 917
Current assets	**813 132**	**27 103**	**0**	**0**	**840 235**
Inventories	348 505				348 505
Trade and other receivables	455 671				455 671
Taxation	0	27 103			27 103
Cash and cash equivalents	8 956				8 956

	Notes	Unadjusted Forecast	Revised Funding	Current Share Incentive Scheme	Listing Costs	Adjusted *Pro Forma* Group
Total assets		**4 011 344**	**27 103**		**0**	**4 038 447**

		Unadjusted Forecast	Revised Funding	Current Share Incentive Scheme	Listing Costs	Adjusted *Pro Forma* Group
		2007				2007
		R'000	R'000	R'000	R'000	R'000
	Notes	1	2	3	4	5
EQUITY AND LIABILITIES						
Capital and reserves						0
Share premium a nd premium		2 600 000			(8 500)	2 592 500
Other services		0				0
Retained income		0	(66 354)	(41 427)		(107 781)
Interest of shareholders of Barloworld Limited		**2 600 000**	**(66 354)**	**(41 427)**	**(8 500)**	**2 484 719**
Minority interest		18 826				18 826
Interest of all shareholders		**2 618 826**	(66 354)	**(41 427)**	**(8 500)**	**2 503 545**
Non-current liabilities		**34 430**	**600 000**	**0**	**0**	**634 430**
Interest-bearing		0	600 000			600 000
Deferred taxation liabilities		11 508				11 508
Provisions		22 922				22 922
Other non-interest-bearing		0	0			0
Current liabilities		**1 358 088**	**(506 543)**	**41 427**	**8 500**	**900 472**
Trade and other payable		453 228				435 228
Provisions		11 981				11 981
Taxation		10 879				10 879
Amounts due to bankers and short-term loans		900 000	(506 543)	41 427	8 500	442 384
Total equity and liabilities		**4 011 344**	**27 103**	**0**	**0**	**4 038 447**
Net asset value per share (cents)	6	1 302	262	(20)	(4)	1 540
Net tangible asset value per share (cents)	6	29	262	(20)	(4)	267

Pro Forma Consolidated Income Statement
for the year ended 30 September 2007

The *pro forma* income statement has been prepared on the assumption that the corporate activity as defined above had been implemented on 1 October 2006.

	Notes	Unadjusted Forecast	Revised Funding	Current Share Incentive Scheme	Listing Costs	Adjusted *Pro Forma* Group
		2007				2007
		R'000	R'000	R'000	R'000	R'000
	Notes	1	2	3	4	5
CONTINUING OPERATIONS						
Revenue		**2 356 864**				**2 356 864**
Operating profit before goodwill amortisation		370 877				370 877
Goodwill amortisation		0				0
Operating profit		370 877				370 877
Fair value adjustments on financial statements		(6 309)				(6 309)
Finance costs		(18 143)	(93 457)			(111 600)
Income from investments		5 962				5 962
Profit before exceptional items		352 387	(93 457)			258 930
Exceptional items		0				0
Profit before taxation		352 387	(93 457)			258 930
Taxation	7	(105 847)	27 103			(78 744)
Profit after taxation		246 540	(66 354)			180 186
Income from associates and joint ventures		15 701				15 701
Net profit from continuing operations		262 241	(66 354)			195 887
Discontinued operations		0				0
(Loss) / profit from discounted operation		0				0
Net profit		262 241	(66 354)			195 887
Attributable to:		0				0
Minority shareholders		4 139				4 139
Freeworld Coatings shareholders		258 102	(66 354)			191 748
		262 241	(66 354)			195 887
Ordinary shares ('000)						
- Issued	8	203 843	203 843			203 843
Basic earnings per share (cents)		127	(33)			94
Headline earnings per share (cents)		127	(33)			94

Notes: [8.31]

1. Extracted from the audited Freeworld Coatings Group financials for the year ended 30 September 2007.

2. In terms of the previous Group structure, only minimal working capital funding was controlled by Freeworld Coatings, with Barloworld maintaining the group treasury function. In terms of the Freeworld Coatings corporatisation, assets were sold within the Group at market value, resulting in R600 million owing to Barloworld, which will be settled by Freeworld Coatings using alternative and additional funding facilities from Nedbank. The interest on this restructured debt of R93,5 million is directly related to the corporatisation and unbundling and consequently has been adjusted with a continuing effect.

   These new funding arrangements will result in a change in the mix between short term and long term borrowings and this anticipated change in mix is reflected in the figures.

3. A charge of R41,4 million will be levied by Barloworld due to Freeworld Coatings employees being permitted to retain their existing Barloworld share options and rights, PPC share options and share purchase trust loans after the unbundling on the current Barloworld Share Option Scheme and Barloworld Share Appreciation Scheme. These unvested options/rights have been fair valued using the binomial option model. Refer to annexure 9 for more details on the Freeworld Coatings share incentive scheme.

4. The costs associated with the listing totalling R8.5 million, as detailed in this pre listing statement, will be written off to share premium on listing as allowed in terms of Section 76 of the Companies Act.

5. Represents the Freeworld Coatings pro forma balance sheet and income statement for the year ended 30 September 2007.

6. The net asset value per share calculation is based on total assets less current liabilities as reflected on the balance sheet, divided by the total number of shares in issue. The value calculated therefore represents the net asset value attributable to ordinary shareholders.

7. A tax rate of 29% has been assumed.

8. Although the Staff Share Plan has been approved, the quantum of option issues has not yet been agreed to, and will only be done post unbundling/listing. We have therefore not included any pro forma effect on the Staff Share Plan.

Annexure 4 [7E1,8.45,8.51]

INDEPENDENT REPORTING ACCOUNTANTS' REPORT ON THE UNAUDITED *PRO FORMA* FINANCIAL INFORMATION

The Directors
Freeworld Coatings Limited
P O Box 74
Pietermaritzburg
3200

Dear Sirs

Independent Reporting Accountants' report on the Unaudited *Pro forma* Financial Information of Freeworld Coatings Limited ("Freeworld Coatings")

The Coatings Business was historically conducted within Barloworld Coatings (Pty) Limited and Forreston Limited under the control of the same parties. The owners of the Coatings Business have merged their interests in the Coatings Business with effect from 30 September 2007 into New Coatings Holdings (Pty) Limited. In addition, the company was converted to a public company with effect from 1 October 2007 and has changed its name from New Coatings Holdings (Pty) Limited to Freeworld Coatings Limited. The board of directors of Freeworld Coatings has resolved to apply for a listing of Freeworld Coatings ordinary shares on the main board of the JSE Limited ("JSE").

We have performed our limited assurance engagement in respect of the unaudited *pro forma* financial information of Freeworld Coatings presented in Annexure 3 of the pre-listing statement of Freeworld Coatings to be dated on or about 1 November 2007. The unaudited *pro forma* financial information has been prepared in accordance with the JSE Listings Requirements, for illustrative purposes only, to provide information about the gearing adjustments would have impacted on the financial results and financial position of the Group. Because of its nature, the unaudited *pro forma* financial information may not give a fair reflection of the Group's financial position after the gearing adjustments.

At your request and for purposes of the pre-listing statement, we present our report on the unaudited *pro forma* financial information of Freeworld Coatings presented in Annexure 1 to the pre-listing statement in compliance with the JSE Listings Requirements.

Directors' responsibility for the historical financial information **[8.16]**

The directors of Freeworld Coatings are responsible for the preparation of the pre-listing statement and all the information contained therein, including the preparation and fair presentation of the unaudited *pro forma* financial information to which this reporting accountants report relates in accordance with International Financial Reporting Standards and in the manner required by the JSE Listings Requirements. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Reporting accountants' responsibility

Our responsibility is to express our limited assurance conclusion on the unaudited *pro forma* financial information presented in the Report of Unaudited *Pro forma* Financial Information, included as Annexure 3 to the pre-listing statement. We conducted our assurance engagement in accordance with International Standards on Assurance Engagements applicable to Assurance Engagements Other Than Audits or Reviews of Historical Financial Information and the Guide on *Pro Forma* Financial Information issued by SAICA.

This standard requires us to obtain sufficient appropriate evidence on which to base our conclusion.

We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the unaudited *pro forma* financial information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Sources of information and work performed

Our procedures consisted primarily of comparing the unadjusted financial information of Freeworld Coatings with the source documents, considering the *pro forma* adjustments in light of the accounting policies of Freeworld Coatings, considering the evidence supporting the unaudited *pro forma* adjustments and discussing the adjusted unaudited *pro forma* financial information with the directors of the company in respect of the corporate actions that are the subject of this pre-listing statement.

In arriving at our conclusion, we have relied upon financial information prepared by the directors of Freeworld Coatings and other information from various public, financial and industry sources.

While our work performed has involved an analysis of the historical audited financial information and other information provided to us, our assurance engagement does not constitute an audit or review of any of the underlying financial information conducted in accordance with International Standards on Auditing or International Standards on Review Engagements and accordingly, we do not express an audit or review opinion.

In a limited assurance engagement, the evidence-gathering procedures are more limited than for a reasonable assurance engagement and therefore less assurance is obtained than in a reasonable assurance engagement. We believe our evidence obtained is sufficient and appropriate to provide a basis for our conclusion.

Conclusion

Based on our examination of the evidence obtained, nothing has come to our attention, which causes us to believe that, in terms of the section 8.17 and 8.30 of the JSE Listings Requirements:

- the unaudited *pro forma* financial information has not been properly compiled on the basis stated,
- such basis is inconsistent with the accounting policies of Freeworld Coatings, and
- the adjustments are not appropriate for the purposes of the unaudited *pro forma* financial information as disclosed pursuant to section 8:30 of the JSE Listings Requirements.

Consent **[8.54,8.55,8.56]**

We hereby consent to the inclusion of this report, and any references thereto, in the pre-listing statement in the form and context in which it appears therein. Furthermore, we confirm that we will not withdraw our consent prior to the issue of the pre-listing statement.

Deloitte & Touche
Per L Taljaard
Partner

Registered Auditor
Building1
Deloitte Place
The Woodlands
Woodlands Drive
Woodmead, Sandton

1 November 2007

EXTRACTS FROM THE MEMORANDUM AND ARTICLES OF ASSOCIATION

[7A6, 7A7, 7A10, 7A12, 7B6, 7B11, 7C11, 7C12, 7C13, 7F6]

2. SHARES

2.1 Subject to what may be authorised by the Act or the company in general meeting, any new shares which may be issued shall first be offered to existing members in proportion to their shareholdings unless they are issued for the acquisition of assets.

2.2 Where the company in general meeting has granted a general authority to the directors, the directors may in their discretion allot, grant options over or otherwise deal with or dispose of any unissued shares to such persons at such times and on such terms and conditions and for such consideration, whether payable in cash or otherwise, as the directors may think fit. Such authority shall be subject to the Act and the JSE rules and regulations.

2.4 The company may direct that shares may be issued by the directors on such terms and conditions, and with such rights, privileges or restrictions attached thereto as the directors may determine, subject to the Act and the JSE rules and regulations.

13. VARIATION OF RIGHTS

13.1 If at any time the share capital is divided into different classes of shares, all or any of the special rights or privileges attached to any class of shares may –

13.1.1 only be varied or cancelled by special resolution and with –

13.1.1.1 the prior written consent of three-quarters of the holders of the issued shares of that class; or

13.1.1.2 the prior sanction of a resolution passed mutatis mutandis as a special resolution at a separate general meeting of the holders of the shares of such class;

13.1.2 be varied or cancelled as provided for in 13.1.1, whether or not the company is being wound up or a winding up is contemplated.

16. PROCEEDINGS AT GENERAL MEETINGS

16.13 At a general meeting a resolution put to the vote of the general meeting shall be decided on a show of hands unless a poll is demanded before or immediately after the declaration of the result of the show of hands

16.13.1 by the chairman of the general meeting; or

16.13.2 by not less than 5 (five) members present in person or by proxy or represented and having the right to vote at the general meeting; or

16.13.3 by a member or members present in person or by proxy representing not less than one tenth of the total voting rights of all the members having the right to vote at the general meeting; or

16.13.4 by a member or members entitled to vote at the general meeting and holding in the aggregate not less than at least one tenth of the issued share capital of the company.

16.14 Unless a poll be demanded and the demand be not withdrawn a declaration by the chairman of the general meeting that

16.14.1 a resolution has been passed unanimously on a show of hands or by a particular majority; or

16.14.2 a resolution has not been passed by a particular majority, or rejected,

(and an entry to that effect in the minute book) shall be conclusive evidence of that fact without proof of the number or proportion of the votes recorded for or against such resolution.

16.15 A poll shall be taken in such manner (including the use of ballots or voting papers or tickets) as the chairman of the meeting may direct, and the result of a poll shall be deemed to be the resolution of the general meeting at which the poll was held.

16.16 In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the general meeting shall have a second or casting vote.

16.17 No poll may be demanded on the election of the chairman of the general meeting or on any question of adjournment.

16.18 Subject to 16.17, a poll demanded in respect of any other matter shall be taken at such time and place and in such manner as the chairman of the general meeting directs (but not later than 14 (fourteen) days after the poll has been demanded).

16.19 Until such time as the poll is held, the general meeting may proceed with any business, other than that upon which a poll has been demanded.

16.20 The chairman of a general meeting may

16.20.1 appoint any firm or persons to act as scrutineers for the purpose of checking the powers of attorney received and for counting the votes at the general meeting;

16.20.2 act on a certificate given by any such scrutineers without requiring production at the general meeting of the forms of proxy or himself counting the votes.

16.21 If any votes were counted which ought not to have been counted or if any votes were not counted which ought to have been counted, the error shall not vitiate the resolution unless

16.21.1 it be brought to the attention of the chairman at the general meeting; and

16.21.2 in the opinion of the chairman of the general meeting, it be of sufficient magnitude to vitiate the resolution.

16.22 Any objection to the admissibility of any vote (whether on a show of hands or on a poll) shall be raised

16.22.1 at the general meeting or adjourned general meeting at which the vote objected to was recorded; or

16.22.2 at the general meeting or adjourned general meeting at which the result of the poll was announced,

and every vote not then disallowed shall be valid for all purposes. Any objection made timeously shall be referred to the chairman of the general meeting, whose decision shall be final and conclusive.

16.23 Even if he is not a member

16.23.1 any director; or

16.23.2 the company's attorney and auditor (or where the company's attorneys or auditors are a firm, any partner thereof),

may attend and speak at any general meeting, but may not vote unless he is a member or the proxy or representative of a member.

17. VOTES OF MEMBERS

17.1 Subject to section 195 of the Act and to the provisions of the articles and to any special terms as to voting rights upon which any share may be issued or which may from time to time attach to a share, every member shall, on a poll, have 1 (one) vote for every share held by him.

17.2 Notwithstanding the provisions of 17.1, a member of the company present in person or, if the member is a body corporate, represented, at any general meeting of the company shall on a show of hands have only 1 (one) vote, irrespective of the number of shares he holds or represents.

17.3 Any corporate body holding shares conferring the right to vote may, by resolution of its directors or other governing body, appoint a person to act as its representative at any general meeting of the company or at any general meeting of holders of any class of shares of the company.

17.4 The representative referred to in 17.3 shall be entitled to exercise the same rights on behalf of the corporate body which he represents as that corporate body could exercise if it were an individual who was a member of the company.

17.5 The directors may, but shall not be obliged to require proof to their satisfaction of the appointment or authority of the representative referred to in 17.3 and 17.4.

17.6 A person who is entitled to more than 1 (one) vote need not cast all his votes, nor cast them in the same manner.

17.7 Where 2 (two) or more persons are registered as joint holders of a share, any 1 (one) of them, whether in person or by proxy, may vote as if he is the sole holder thereof.

17.8 If more than 1 (one) of such joint holders are present at a general meeting in person or by proxy, only that holder who is present whose name appears first in the register in respect of the share may vote.

17.9 Where several persons are entitled to a share by transmission, they shall be deemed to be joint holders of the share.

17.10 The parent or guardian of a minor, and the curator bonis of a lunatic member, and also any person entitled under the transmission clause to transfer any shares, may vote at any general meeting in respect thereof in the same manner as if he were the registered holder of those shares, provided that at least 48 (forty eight) hours before the time of holding the general meeting at which he proposes to vote, he shall satisfy the directors that he is such parent, guardian or curator or that he is entitled under the transmission clause to transfer those shares, or that the directors have previously admitted his right to vote in respect of those shares.

17.11 Co executors of a deceased member in whose name shares stand in the register shall, for the purposes of this 17, be deemed to be joint holders of those shares.

19. DIRECTORS

19.1 Unless otherwise determined by the company in general meeting, the number of the directors shall not be less than 4 (four) and, other than directors appointed to any position or executive office in terms of 25, shall not be more than 30 (thirty).

19.2 The company in general meeting or the directors may appoint any person as a director either to fill a casual vacancy or as an additional director, but the total number of directors shall not at any time exceed the maximum number fixed by or in accordance with the articles. [Sch 10.23]

19.3 If the number of directors falls below the minimum required in terms of 19.1 the remaining directors shall only be permitted to act for the purpose of filling vacancies or calling general meetings of shareholders for that purpose. [Sch 10.25]

19.4 The appointment of a director in terms of 19.2 or 19.3 shall be confirmed at the next annual general meeting. [Sch 10.24]

19.5 A person appointed by the directors as a director in terms of 19.2 or 19.3 –

19.5.1 shall retire at the following annual general meeting;

19.5.2 shall not be considered in determining the directors to retire by rotation;

19.5.3 shall be eligible for re-election.

In the event that such director is not re-elected at the annual general meeting, any acts performed by such director shall not be invalidated merely due to such non re-election.

19.6 If the company in general meeting increases or reduces the number of directors, it may also determine in what rotation such increased or reduced number is to retire.

19.7 The shareholding qualification for directors and alternate directors may be fixed and from time to time varied by the company in general meeting and unless and until so fixed, directors and alternate directors need not hold any qualification shares.

19.8 The directors shall be entitled to such remuneration as the company in general meeting may from time to time determine.

19.9 Any director who –

19.9.1 serves on any executive or other committee; or [Sch 10.27]

19.9.2 devotes special attention to the business of the company; or [Sch 10.27]

19.9.3 goes or resides outside South Africa for the purpose of the company; or [Sch 10.27]

19.9.4 otherwise performs or binds himself to perform services which, in the opinion of the directors, are outside the scope of the ordinary duties of a director, [Sch 10.27]

may be paid such extra remuneration or allowances in addition to or in substitution of the remuneration to which he may be entitled as a director, as a disinterested quorum of the directors may from time to time determine. [Sch 10.27]

19.10 The directors shall also be paid all their travelling and other expenses necessarily expended by them in connection with – [Sch 10.27]

19.10.1 the business of the company; and

19.10.2 attending general meetings of the directors or of committees of the directors of the company.

19.11 Without prejudice to the provisions, if any, in respect of retirement of directors by rotation or otherwise hereinafter determined, the office of a director shall be vacated in any of the following events –

19.11.1 if his estate is sequestrated (whether provisionally or finally) or he surrenders his estate or enters into a general compromise with his creditors;

19.11.2 if he is found to be or becomes of unsound mind;

19.11.3 if a majority of his co-directors sign and deposit at the registered office a written notice wherein he is requested to vacate his office (which shall become operative on deposit at the registered office) but without prejudice to any claim for damages;

19.11.4 if he be removed by a resolution of the company of which proper notice has been given in terms of the Act (but without prejudice to any claim for damages);

19.11.5 if he is, pursuant to the provisions of the Act or the JSE rules and regulations or any order made thereunder, prohibited from acting as a director;

19.11.6 if he resigns his office by notice in writing to the company;

19.11.7 if –

19.11.7.1 he is absent from meetings of the directors for 6 (six) consecutive months without leave of the directors otherwise than on the business of the company; and

19.11.7.2 he is not represented at any such general meetings during such 6 (six) consecutive months by an alternate director; and

19.11.7.3 the directors resolve that his office be, by reason of such absence, vacated,

provided that the directors shall have power to grant to any director leave of absence for a definite or indefinite period.

19.12 A director may hold any other office or place of profit under the company (except that of auditor) or any subsidiary of the company in conjunction with his office of director, for such period and on such terms as to remuneration (in addition to the remuneration to which he may be entitled as a director) and otherwise as a disinterested quorum of the directors may determine. [Sch 10.26]

19.13 A director of the company may be or become a director or other officer of, or otherwise interested in, any company promoted by the company or in which the company may be interested as member or otherwise and (except insofar as otherwise decided by the directors) he shall not be accountable for any remuneration or other benefits received by him as a director or officer of or from his interest in such other company, provided that this does not detract from any obligation of such director in terms of the Act of the JSE rules and regulations to disclose such remuneration or benefits.

19.14 Any director may act by himself or through his firm in a professional capacity for the company (otherwise than as auditor) and he or his firm shall be entitled to remuneration for professional services as if he were not a director.

19.15 A director who is in any way, whether directly or indirectly, interested in a contract or arrangement or proposed contract or arrangement with the company, shall declare the nature of his interest in accordance with the Act.

19.16 No director or intending director shall be disqualified by his office from contracting with the company with regard to –

19.16.1 his tenure of any other office or place of profit under the company or in any company promoted by the company or in which the company is interested;

19.16.2 professional services rendered or to be rendered by such director;

19.16.3 any sale or other transaction.

19.17 No such contract or arrangement entered into by or on behalf of the company in which any director is in any way interested is voidable.

19.18 No director so contracting or being so interested shall be liable to account to the company for any profit realised by any such appointment, contract or arrangement by reason of such director holding office or of the fiduciary relationship thereby established.

19.19 A director may not be counted in the quorum for a general meeting at which a resolution is proposed for his own appointment as a director to any other office or position of profit in the company or any of its subsidiaries or in respect of any contract or arrangement in which he is interested nor vote on any such resolution, but this prohibition shall not apply to –

19.19.1 any arrangement for giving to any director any security or indemnity in respect of money lent by him to or obligations undertaken by him for the benefit of the company; or

19.19.2 any arrangement for the giving by the company of any security to a third party in respect of a debt or obligation of the company which the director has himself guaranteed or secured; or

19.19.3 any contract by a director to subscribe for or underwrite shares or debentures of the company; or

19.19.4 any contract or arrangement with a corporation in which he is interested by reason only of being a director, officer, creditor or member of such corporation,

and these prohibitions may at any time be suspended or relaxed either generally, or in respect of any particular contract or arrangement, by the company in general meeting.

19.20 Any contract entered into contrary to the terms of 19.18 can be ratified by the company in general meeting.

19.21 The terms of 19.18 shall not prevent a director from voting as a member at a general meeting at which a resolution in which he has a personal interest is tabled.

19.22 The directors may exercise the voting powers conferred by the shares held or owned by the company in any other company in such manner in all respects as they think fit, including the exercise thereof in favour of any resolution appointing themselves or any of them to be directors or officers of such other company or for determining any payment of or remuneration to the directors or officers of such other company.

19.23 A director may vote in favour of a resolution referred to in 19.21 for the exercise of the voting rights in the manner described in 19.21 notwithstanding that he may be, or is about to become, a director or other officer of such other company and for that or any other reason may be interested in the exercise of such voting rights in the manner aforesaid.

21. RETIREMENT OF DIRECTORS IN ROTATION

21.1 Subject to 26.2, all the directors of the company shall retire at the first annual general meeting of the company. Thereafter, at every succeeding annual general meeting one-third of the directors for the time being or, if their number is not a multiple of 3 (three), then the number nearest to but not less than one-third shall retire from office. [Sch 10.28]

21.2 The directors so to retire shall be those who have been longest in office since their last election, but in the case of persons who became directors on the same day, those to retire shall (unless they otherwise agree among themselves) be determined by lot.

23. BORROWING POWERS

23.1 The directors may from time to time –

23.1.1 borrow for the purpose of the company such sums as they think fit; or

23.1.2 secure the payment or repayment of any such sums or any other sum, as they think fit, whether by the creation and issue of debentures, mortgage or charge upon all or any of the property or assets of the company;

23.1.3

23.1.4 create and issue secured or unsecured debentures and make such regulations regarding the transfer of debentures, the issue of certificates therefor (subject to the provisions of 7) and all such other matters incidental to debentures as the directors think fit.

23.2 If the company is a subsidiary of a listed company, then the total amount owing by the company in respect of monies so raised, borrowed or secured shall not exceed the amount authorised by its listed holding company.

23.3 No special rights as to –

23.3.1 allotment of shares in the company; or

23.3.2 the attending and voting at general meetings; or

23.3.3 the appointment of directors,

or otherwise, shall be given to the holders of debentures of the company save with the sanction of the company in general meeting.

26. EXECUTIVE DIRECTORS

26.4 The remuneration of a director appointed to any position or executive office in terms of 26.1 –

26.4.1 shall be determined by a disinterested quorum of the directors;

26.4.2 shall be in addition to or in substitution of any ordinary remuneration as a director of the company as the directors may determine;

26.4.3 may consist of a salary or a commission on profits or dividends or both, as the directors may direct.

INFORMATION ON DIRECTORS

Robert Godsell

Chairman

Date of joining Freeworld Coatings	26 October 2007
Age	55
Qualifications	BA, MA
Business address	14 Roxburghe Avenue
	Craighall Park
	Johannesburg
	2196
Nationality	South African

Robert obtained a Bachelor of Arts degree in Sociology and Philosophy from the University of Natal and a Master of Arts in Liberal Ethics from the University of Cape Town. He also spent a year pursuing postgraduate studies in Sociology and Philosophy at Leiden University in the Netherlands.

He joined Anglo American Corporation in 1974 in the office of the Employment Practices Consultant. This office was the forerunner of the Industrial Relations Department which he headed from 1980 until his appointment as Group Industrial Relations Consultant in 1986. In 1989 he became a director of Anglo American Corporation. Prior to his appointment as CEO of the Gold and Uranium Division in 1995, he was responsible for the Public Affairs Division which included Corporate Communications and Group Industrial Relations. When AngloGold was formed in June 1998 he became Chief Executive Officer. The company merged with Ashanti Goldfields in April 2004 to become AngloGold Ashanti.

Robert has been active in business organisations both nationally and internationally, serving inter alia two terms as President of the South African Chamber of Mines, and Chairman of the World Gold Council. Since 2002, Bobby has been co-chairman of the Millennium Labour Council with Zwelinzima Vavi, the general secretary of the Congress of South African Trade Unions (Cosatu). He is currently chairman of Business Unity South Africa, the country's leading business organisation. He is a member of presidential economic advisory bodies in South Africa, Mali and Tanzania. He is a regular contributor of articles to newspapers and journals on business and socio-political issues.

Babalwa Ngonyama

Non-executive director

Date of joining Freeworld Coatings	26 October 2007
Age	33
Qualifications	B. Com CA(SA), MBA, Higher Diploma in Banking Law
Business address	Nedbank Corporate Offices 133 Rivonia Road Sandton 2146
Nationality	South African

Babalwa Ngonyama is a dynamic and driven leader with proven management skills and highly regarded business acumen.

She is a chartered accountant and has been an audit partner in Deloitte's Financial Institutions Services Team since June 2003.

She is a graduate of the University of Transkei. She qualified as a Chartered Accountant in 1999 after serving her article of clerkship at PDB Pretorius Dondashe in Umtata from 1995 to 1998. Her academic qualifications also include an MBA from Bond University in 2002 and a Higher Diploma in Banking law at Rau University (2003).

Babalwa's career has included working for PDB Pretorius Dondashe in Umtata as well as at Nkonki Sizwe Ntsaluba, and a major chemical and fuel company, where she was responsible for the company's property finance division.

She was the manager at PDB Pretorius Dondashe from 1999 to 2000 While working in Umtata, Babalwa lectured in undergraduate accounting at the University of Transkei and was a board member and chairman of the audit and finance committee of the Eastern Cape Development Corporation from 1999 to 2000.

She was the founding chairman of the African Women Chartered Accountants (AWCA) an organization focusing on accelerating the development and advancement of women Chartered Accountants and currently is a member of its Advisory Board.

She is also a member of the Education and Academic Review Committees of the South African Institute of Chartered Accountants (SAICA) and the former chairman of the Technical Committee of Transnet auditors (APF) in the 2002/2003 financial year, and is also a member of the Directorate of Market Abuse, which monitors market abuse and inside trading.

Dr. Elias Links

Non-executive director

Date of joining Freeworld Coatings	26 October 2007
Age	61
Qualifications	B. Com, M.Com (Econ), MA(Econ), PhD (Economics)
Business address	46 Hofmeyr Street Welgemoed Belville 7530
Nationality	South African

From 1996 to 2000 Dr Links was the South African Ambassador to the European Union in Brussels. He was Chief Negotiator for South Africa in the completion of the negotiations on a Trade, Development and Co-operation Agreement , which seeks to establish a free trade agreement between South Africa and the EU. In his capacity as Ambassador, he was a prominent player in the African Caribbean and Pacific Group of Countries. In July 1998, the Government of South Africa appointed Dr Links as South Africa's Ambassador to Belgium and Luxembourg, thereby uniting the Ambassador's new bilateral duties with his existing European Union duties.

Dr Links holds and Ph.D in Economics from State University of New York (Binghamton) which he obtained in 1984. He is currently Director & Head of Investment Trade Policy Centre of the Univeristy of Pretoria.

Moss Ngoasheng

Non-executive director

Date of joining Freeworld Coatings	26 October 2007
Age	49
Qualifications	BA, Bachelor of Social Sciences, Master of Philosophy
Business address	11 Alice Lane 2nd Floor, West Wing Standard Bank Building Sandton South Africa 2196
Nationality	South African

Moss obtained degrees in Economics and Politics (from UNISA in 1984), Industrial Sociology Honours (University of Natal, 1988) and an M.Phil in Development Studies (University of Sussex, 1990). He was pivotal in the industrial policy development of the African National Congress (ANC) and was the economic advisor to President Thabo Mbeki from 1995 to 2000. He is also a co-founder of Safika and sits on the boards of Dimension Data Holdings plc, Coega Development Corporation (Proprietary) Limited and Industrial Development Corporation of South Africa Limited. He is a Safika appointed director.

Noluthando Orleyn

Non-executive director

Date of joining Freeworld Coatings	26 October 2007
Age	51
Qualifications	B JURIS (Fort Hare University), B-Proc (UNISA), LLB (UNISA), Hon. PHD
Business address	Block G, Metropolitan Office Park
	Rivonia
	2128
Nationality	South African

Thandi Orleyn is a director and shareholder of Peotona, an investment holding company owned and managed by women. She was previously a director of Routledge Modise Moss Morris. She is the former national director of the Commission for Conciliation Mediation and Arbitration ("CCMA") and was regional director of the Legal Resources Centre and National Director of the Independent Mediation Service of South Africa. Currently she is a mediator and arbitrator for the CCMA and Tokiso Dispute Settlement, an adjudicator for the Financial Sector Charter and a member of the Competition Tribunal.

Dumisa Ntsebeza

Non-executive director

Date of joining Freeworld Coatings	26 October 2007
Years with *Barloworld*	8
Age	58
Qualifications	LLB, BProc, BA, LLM (International Law)
Business address	718 Huguenot Chambers
	40 Queen Victoria Street
	Cape Town
	8001
Nationality	South African

Dumisa (58), completed his studies for a law degree while serving a long term for political activism in the mid-70s. He was admitted as an attorney in 1984. In 1995 he served as one of the commissioners on the Truth and Reconciliation commission. While still an attorney, he was appointed acting judge of the High Court of South Africa. In March 2000, he entered the Bar and has worked in private practice in Cape Town as an advocate since July2000. In 2004, he served as a commissioner on the UN International Commission of Inquiry which investigated violations of international human rights and humanitarian law in Darfur, Sudan. During 2005, Ntsebeza took silk, and on being appointed as Senior Counsel (SC) by the State President in November 2005, he became the first African advocate, in the entire history of the Cape Bar, to be conferred the status of silk.

Peter Surgey

Non-executive director

Date of joining Freeworld Coatings	26 October 2007
Years with Barloworld	24
Age	53
Qualifications	BA, LLB
Business address	Barloworld Corporate office
	180 Katherine Street
	Sandton
	2196
Nationality	South African

Peter (53) joined Barloworld from the legal profession in 1983 and worked in human resources and industrial relations until his appointment as managing director of Plascon Inks and Packaging in 1990. In 1992, he became managing director of Plascon and Coatings CEO in 1997. He is a past board and founding member of the Business Against Crime initiative in South Africaand a past president of the NOVA Paint Club, an alliance of international paint manufacturers. He is currently a director of the National Business Initiative and a trustee of the President's Trust and the Duke of Edinburgh Trust. His responsibilities include group risk and sustainability, legal services, Black Economic Empowerment, group pensions and medical aid, corporate social investment and group marketing.

André Lamprecht

Chief Executive Officer

Date of joining Freeworld Coatings as CEO	2003
Years with Barloworld	26 years
Age	55
Qualifications	BCom, LLB, PED-IMD
Business address	180 Katherine Street
	Sandton
	2196
Nationality	South African

André served in a number of student leadership positions in the 1970's *inter alia* as the President of the National Union of South African students in 1976. He practiced as an advocate of the High Court of South Africa prior to being invited to join Barloworld in 1981. From 1983 he played a leading role in steering Barloworld through a turbulent decade of political transition into a post-apartheid South Africa. He was appointed to the Barloworld Board and Subsidiary boards in 1993. In 2003, he was appointed CEO of Freeworld Coatings. He has served on behalf of Barloworld on numerous public bodies and is a past chairman of Business South Africa, a past president of the Afrikaanse Handelsinstituut and a former business convener of the Trade and Industry Chamber of Nedlac. the National Business Initiative Trustee of the Business Trust and a member of the Retirement Funds Advisory Committee of the Minister of Finance. He serves on the councils of Business Unity SA and CHAMSA and is a member of the Millennium Labour Council. He is also a former senior member of the Standards Committee of the International Labour Organisation. He is also a non-executive director of Pretoria Portland Cement Company Limited

Doug Thomas

Chief Financial Officer

Date of joining Freeworld Coatings	June 1988
Years with Barloworld	26 years
Age	49
Qualifications	BAcc, CA(SA)
Business address	180 Katherine Street
	Sandton
	2196
Nationality	Australian

Doug qualified as a Chartered Accountant in 1981, completing his articles with Pollard & Lewin. He joined Barloworld in 1981 working for MRT Bartons in Plant and Project Accounting roles and as Financial Director for Quadrisection and subsequently Aluminium Extrusion Company until May 1988. He joined Barloworld Plascon as Financial Director in June 1988 and was appointed Executive Director, Plascon Decorative Division, in 1996 and Group Development Director for Barloworld Plascon in October 1997. He worked as Group Financial Director for the Barloworld Equipment division from July 1998 to January 2000 when he returned to the Group as Financial Director, Freeworld Coatings Australia. He was appointed to the Freeworld Coatings board in his current role as Group Financial Director in December 2003, retaining his responsibility as Financial Director of Freeworld Coatings Australia. He also has responsibility for the Barloworld group finance function in Australia. Doug completed the Barloworld Executive Development Programme in 2003 and the International Company Directors Course run by the Australian Institute of Company Directors in 2007.

Executive Management of Freeworld Coatings

Garth Smart

Chief Operating Officer and Managing Director, Freeworld Coatings Australia

Date of joining Freeworld Coatings	January 1994
Years with Barloworld	20 years
Age	50
Qualifications	BA, LLB, MBA
Business address	180 Katherine Street
	Sandton
	2196
Nationality	South African

Garth practiced as an Advocate of the High Court of South Africa prior to joining Barloworld in 1987. He worked in an Industrial Relations Advisory capacity in a number of Barloworld Divisions and embarked on a study sabbatical for 18 months between 1991 and 1992 when he successfully completed an MBA with the University of Edinburgh. He joined Barloworld Plascon in 1994 as Human Resources Director and subsequently held the role of Managing Director, Barloworld Automotive Coatings, for four years before being appointed Managing Director of Freeworld Coatings Australia in 2000. Retaining the role of Managing Director of Freeworld Coatings Australia, Garth was appointed Chief Operating Officer of the Coatings Division in 2003. Garth is responsible as COO for the performance of all the Group's operations and as MD for the performance of the Coatings business in Australia and China. He is currently Vice President of the Australian Paint Manufacturer's Association.

Neil Davies

Finance Director, Freeworld Coatings Africa

Date of joining Freeworld Coatings	April 1991
Years with Barloworld	27 years
Age	52
Qualifications	BCom, CA(SA)
Business address	180 Katherine Street
	Sandton
	2196
Nationality	South African

Neil completed his accountancy articles with Alex Aiken & Carter in May 1980 and joined Barloworld in 1980 with Barlow's Appliance Company. He went on to work for Barloworld Manufacturing Company and Barloworld Equipment before joining Barloworld Plascon in 1991. Neil worked as Financial Director in a number of Freeworld Coatings operations between April 1991 and October 2005 when he was appointed into his current role as Financial Director, Freeworld Coatings Africa and to the board of Freeworld Coatings. He is a member of the South African Institute of Chartered Accountants and has served in a number of community support roles including that of Rotarian, Member of a School Governing Body and Financial Co-ordinator for the Panorama Residents Association. Neil completed the Barloworld Executive Development Programme in 2004.

Marius Minnie

Director, Strategy and Business Development and Divisional Synergies

Date of joining Freeworld Coatings	December 2003
Years with Barloworld	16 years
Age	41
Qualifications	B Compt (Hons), CA(SA)
Business address	180 Katherine Street
	Sandton
	2196
Nationality	South African

Marius qualified as a Chartered Accountant 1989, completing his articles with PricewaterhouseCoopers. He joined Barloworld in 1991, working in various financial positions for Barloworld Motor until March 1999. In April 1999 he was appointed General Manager, Barloworld Logistics and in April 2000 he joined the Barloworld Group Strategy function as Manager, Corporate Planning, working as a key member of the Group Strategy team supporting value based management and strategy development in the Barloworld Group. Marius joined Freeworld Coatings as Business Strategy and Development Executive in December 2003 and was appointed to the Freeworld Coatings board in 2005 in the role of director responsible for strategic business development and group synergies. Marius completed a Bachelor of Accountancy at Stellenbosch University in 1986 and his B.Compt Hons through Unisa in1988.

Ebrahim Mohamed

Managing Director, Complementary Products Businesses and Relationship Marketing Africa

Date of joining Freeworld Coatings	April 1982
Years with Barloworld	25 years
Age	53
Qualifications	BA, BCom
Business address	180 Katherine Street
	Sandton
	2196
Nationality	South African

Having qualified as a high school teacher at the University of the Western Cape, Ebrahim taught for four years before joining Barloworld Plascon in April 1982, where his roles included Human Resources Director, Production Director and subsequently General Manager. He was transferred to the Freeworld Coatings' African Operations and Exports Division in 1996 and served as Managing Director of this division of Freeworld Coatings from 1997 to 2006. In his current role as Managing Director, Complementary Products, he is responsible for Hamilton Brush and Midas Earthcote and for the Coatings Paint Academy, a broad-based black economic empowerment initiative launched in 2006.

Ebrahim has served his community and his country in a number of ways, including his secondment to the Independent Electoral Commission during the country's first independent elections in 1994 and in the role of Regional Director of the Monitoring Division in the Western Cape in the 1994 National Election and worked voluntarily for three months on an assignment with the Ministerial Committee in the Department of Health and Welfare to assist with the re-structuring of the De Novo facility. Ebrahim completed the Barloworld Executive Development programme in 2002.

Trudi Neill

Managing Director, ICC

Date of joining Freeworld Coatings	December 1989
Years with Barloworld	17 years
Age:	44
Qualifications	B Comm
Business address	180 Katherine Street
	Sandton
	2196
Nationality	South African

Prior to joining Barloworld Plascon in 1989, Trudi worked for Tiger Foods, Times Media and Colgate Palmolive in sales and marketing roles in progressively senior positions, ending her working period with Colgate Palmolive as Brand Category Manager. She joined Barloworld Plascon as Senior Brand Manager and following a period of regular promotion into increasingly senior positions, was appointed to the Barloworld Plascon board as Marketing Director in January 1995. She subsequently held the role of Strategy and Business Development Director, Barloworld Plascon, for 7 years. Trudi was appointed to her current role as Managing Director, ICC, in May 2004. In this role, she is responsible for the division's colourants business globally and is a Director of Freeworld Coatings. Trudi studied at the University of Witwatersrand, obtaining her B Comm degree in 1983 and completed the Barloworld Executive Development Programme in 2004.

Baron Schreuder

Managing Director, Barloworld Plascon South Africa,

Date of joining Freeworld Coatings	1991
Years in Barloworld	16 years
Age	39
Qualifications	BSc (Hons)
Business address	180 Katherine Street
	Sandton
	2196
Nationality	South African

Baron was selected as a Barloworld Plascon bursary student in 1987, completing his BSc (Hons) degree at the University of Natal in 1990. He joined Barloworld Plascon in 1991, working as a Process Engineer and as a Production Manager in the Plascon's Powder Coatings division and subsequently for International Paint South Africa, a joint venture company with Akzo Nobel. He was appointed General Manager, Powder Coatings, for International Paint SA in March 1996 and in 1999 was seconded to Akzo Nobel Powder Coatings in the UK as Business Development Manager, Industrial Coatings, retaining his role as General Manager, Powder Coatings, International Paint SA. In 2000, Baron transferred to the United States with Akzo Nobel International Coatings, USA, as Market Manager Industrial/Interpon Express. He returned to South Africa, in June 2002, joining Barloworld Plascon as Sales Director, Furniture, Industrial and Trade and in 2004 he acquired responsibility for the full Barloworld Plascon Sales function. In October 2006, Baron was appointed Managing Director of Barloworld Plascon and a member of the Freeworld Coatings board.

He is currently Chairman of SAPMA (South African Paintmakers Association). Baron completed the Barloworld Executive Development Programme in 2003.

Kendal Shand

Executive, HR Services

Date of joining Freeworld Coatings	November 1996
Years with Barloworld	22 years
Age	50
Qualifications	LLB
Business address	180 Katherine Street
	Sandton
	2196
Nationality	South African

Kendal joined the Barloworld group in 1985, working in the Tiger Brands and ICS divisions in HR Managerial roles until 1995. Following the ICS unbundling from the Barloworld group in 1994, she re-joined Barloworld in 1995 as Human Resources Executive for BarCep, transferring to Barloworld Plascon in 1996 as HR Executive. She worked as HR Director for Barloworld Plascon from 1998 to 2004 when she was appointed to her current role as Executive, HR Services, Freeworld Coatings, serving as part of the Freeworld Coatings Executive Committee. Kendal has a Teaching Diploma and an LLB.

Doug Swanson

Managing Director, Barloworld Automotive Coatings

Date of joining Freeworld Coatings	1993
Years with Barloworld	31 years
Age	55
Qualifications	BA, MBA
Business address	180 Katherine Street
	Sandton
	2196
Nationality	South African

Doug has worked for Barloworld for 31 years, holding a number of positions in the Human Resources field in the earlier part of his career with the group, culminating in his appointment as HR Director of the Earthmoving Equipment, Motor, Appliance and Reunert divisions in 1988. He joined the Coatings Division in 1993 when he was appointed General Manager for Courtaulds (later Akzo Nobel), a powder coatings joint venture with Barloworld Plascon. He was appointed Managing Director of Plascon Inks and Packaging Coatings in 1996 where he worked for four years before taking up his current role as Managing Director of Barloworld Automotive Coatings in 2000. Doug acquired his BA degree through the University of the Witwatersrand and his MBA through the University of Cape Town. Based in Port Elizabeth, Doug is responsible for the performance of Barloworld Automotive Coatings and Prostart Investments (Pty) Ltd and for the Barloworld interest in the DuPont Barloworld joint venture.

Rodney Tweed

Business Development Manager, Freeworld Coatings Australasia

Date of joining Freeworld Coatings	1997
Years with Barloworld	10 years
Age	37
Qualifications	BAdmin
Business address	180 Katherine Street
	Sandton
	2196
Nationality	South African

Prior to joining White Knight Paints, Australia as National Marketing Manager, in 1991, Rod worked for J I Case International, Australia as a Market Analyst. When Coatings purchased White Knight Paints in 1997, Rod continued to work as Marketing Manager for the White Knight brand until March 1998 when he was appointed National Retail Accounts Manager for Coatings Australia. Rod was subsequently appointed National Retail Business Manager, Australia, in October 1999 and in October 2003 he acquired responsibility for the implementation of the China Project in Shanghai. In December 2003, Rod was appointed Business Development Manager, Australia, responsible for investigating and evaluating new business opportunities for organic acquisition and growth for Freeworld Coatings Australia and for the development of the company's strategy in China. Rod serves as a member of the Freeworld Coatings Executive.

André Naude

Executive, marketing and general Projects

Date of joining Freeworld Coatings	August 2004
Years with Barloworld	4 years
Age	53
Qualifications	B Com, MBA
Business address	180 Katherine Street
	Sandton
	2196
Nationality	South African

Prior to joining Freeworld Coatings, André worked in increasingly senior positions in the marketing field for Reckitt and Colman, Ogilvy & Mather and Tiger Brands. Whilst with Tiger Brands he held a number of senior sales, marketing and general management positions including that of Group Marketing Director for the Tiger Brands group. André joined Barloworld Limited in 2002 as Group Human Resources Executive in which role he developed and launched, with the senior divisional Human Resources teams, the Barloworld Group's successful employee value creation model, globally. He joined Freeworld Coatings in 2004 where his responsibilities have included support of the Freeworld Coatings brand, development of the Coatings Paint Academy and the role of Sales Director, Retail Paint, Barloworld Plascon. André obtained both his B Com degree and his MBA from the University of Stellenbosch. André completed the Barloworld Executive Development Programme in 2002. He serves as a member of the Freeworld Coatings Executive Committee.

Directors emoluments

The remuneration and fees received by the directors during the 2007 financial year are set out below together with share options granted to, and gains made by, executive directors during the 2007 financial year:

Directors' emoluments to 30 September *2007*

	Services as directors of Freeworld Coatings and its subsidiaries (salary)	Cash portion of package	Bonus and pension incentives/ performance related payments[8]	Expense allow-ances	Other benefits	Pension contri-butions	*Otherwise* in connection with the affairs of Freeworld Coatings or its subsidiaries	Total remun-eration	Gains *on* exercise of share options	Total emolu-ments
	R '000	R '000	R '000	R '000	R '000	R '000	R '000	R '000	R '000	R '000
Executive directors										
A.J. Lamprecht		2,189	tba	0	49	381	0	2,619	tba	
D.A. Thomas		1,967	tba	0	0	220	0	2,187	nil	2187
Total		**4,156**			**49**	**601**		**4,806**		
Non-executive directors										
Total										
Total		**4.156**			**49**	**601**		**4,806**		

Notes:

Directors fees due to shareholder nominees on the Freeworld Coatings Board are paid to the employer organisation and not to the nominees.[7.B.8]

- Bonuses are reported to match the amount payable to the applicable financial year.
- No management, consultant, technical, or other fees are paid for services rendered to either executive or non-executive directors, directly or indirectly. [7.B.7 (b)]
- No sums are paid by way of an expense allowance to executive or non-executive directors [7.B.7 (e)]
- No other material benefits were received by executive or non-executive directors from the Company, other than disclosed in this Annexure [7.B.7(f)]
- No commission, gain or profit sharing arrangements are paid to executive and non-executive directors other than those disclosed in this Annexure [7.B.7 (h)]
- The directors emoluments disclosed in this Annexure are all emoluments paid by Freeworld Coatings and no Freeworld Coatings executive or non-*executive* directors emoluments were received from the following entities in respect of their duties as Freeworld Coatings directors:

(i) Freeworld Coatings' subsidiaries and fellow subsidiaries;

(ii) associates of (i) (ii) above;

(iii) joint ventures of Freeworld Coatings or of (i) to (iii) above; and

(iv) entities that provide management or advisory services to Freeworld Coatings or any of (i) to (iv) above [7.B.7 (k)]

DETAILS OF FREEWORLD COATINGS SHARE INCENTIVE SCHEME

The definitions commencing on page 4 of this pre-listing statement are not applicable to Annexure 9. Annexure 9 has its own glossary of terms.

"Barloworld"	Barloworld Limited (registration number 1918/000095/06) a public company incorporated in accordance with the laws of South Africa, the shares of which are listed on the JSE;
"Barloworld SAR"	the current Barloworld share appreciation rights scheme;
"Barloworld SOS"	the current Barloworld share option scheme;
"Barloworld SPT"	the current Barloworld share purchase trust;
"bonus shares"	the number of shares acquired by a participant with a portion of the after-tax component of the participant's annual bonus in terms of the DABP;
"Business Day"	any day on which trading takes place on the JSE;
"Committee"	the duly appointed remuneration committee of the board of directors of the Company;
"conditional award"	a conditional award of shares granted to a Freeworld Coatings employee in terms of the PSP;
"DABP"	Freeworld Coatings deferred annual bonus plan;
"date of grant"	the date with effect from which the directors of Freeworld Coatings resolve to grant a share appreciation right or conditional award to a Freeworld Coatings employee as is specified in the letter of grant;
"dividend equivalents"	a notional amount calculated in accordance with the dividend amount which would have accrued to the participants had he actually held the matching shares from the date on which the participants actually acquired bonus shares in terms of the DABP up to the vesting date of the matching shares;
"eligible employees"	executive directors and selected employees of Freeworld Coatings and its subsidiaries;
"ESOP"	the Freeworld Coatings employee share ownership scheme, in which employees that do not participate in the new incentive schemes will participate;
"exercise date"	the date on which a share appreciation right is exercised by a participant;
"exercise price" or "terminal price"	the market value of a share on the Business Day immediately preceding the share appreciation right exercise date,;
"existing share schemes"	the existing Barloworld share schemes, collectively the Barloworld SAR and the Barloworld SOS administered through the Barloworld SPT;
"Freeworld Coatings" or	Freeworld Coatings Limited (registration number 2007/021624/06), a

"Freeworld Holdco" or "the Company"	company duly registered and incorporated under the company laws of South Africa (previously Aletris Investment Holdings no 1 Limited), a newly incorporated holding company of the Group, all the shares of which are to be listed on the JSE, prior to the unbundling;
"IFRS2"	statement issued by the International Financial Reporting Standards governing the financial reporting standards for share-based payment transactions;
"initial price"	the initial price attributable to a share appreciation right on the date of grant, being an amount equal to the 30 day volume weighted average price JSE price per share preceding the date of grant;
"invitation date"	in respect of each invitation to an eligible employee to participate in any of the new incentive plans, the date on which such an employee is invited to so participate;
"JSE"	the JSE Limited (registration number 2005/022939/06), a public company duly registered and incorporated with limited liability in accordance with the company laws of South Africa, licensed as an exchange under the Securities Services Act, (Act 36 of 2004);
"letter of grant"	a document prepared by the directors of Freeworld Coatings which details the name of the eligible employee to whom the share appreciaton rights or conditional awards are granted, the number of shares in respect of which the awards are granted, the grant price, performance period and any applicable performance conditions, vesting date and any other applicable conditions pertaining hereto;
"market value"	the volume weighted average price of a share as on a particular day as quoted on the JSE;
"matching award"	an award of matching shares made to a participant under the DABP;
"matching shares"	shares forming the subject matter of a matching award, being equal in value to the market value of the bonus shares held on the vesting date;
"new incentive plans" or "new incentive schemes"	collectively, the SAR, PSP and DABP;
"participant"	a Freeworld Coatings employee to whom a grant/offer is made and who has accepted such grant/offer and includes the executor of his deceased estate or a family trust;
"performance condition"	the condition specified in the letter of grant, to which a share appreciation right of a conditional award is subject, which performance conditions are determined by the Committee;
"performance period"	the period in respect of which a performance condition is to be satisfied as specified in the letter of grant;
"PSP"	Freeworld Coatings performance share plan;
"retained shares"	bonus shares purchased by a participant in the DABP and retained by such participant, from time to time;
"retention period"	the period for which a DABP participant is required to hold retained shares to qualify for matching shares;

"SAR"	Freeworld Coatings share appreciation rights scheme;
"settlement"	delivery of the required number of shares to which a participant is entitled pursuant to the exercise of a share appreciation right, the vesting of a conditional award or the vesting of a matching award, or, at the discretion of the Company, an equivalent cash amount;
"settlement date"	the date on which setlement shall occur;
	share appreciation right allocated to a participant under the SAR;
"shares" or "share"	ordinary shares of 1 cent each or as adjusted, in the capital of the Company;
"terminal price"	the price attributable to a share appreciation right on the exercise date, being an amount equal to the 30 day volume weighted average price per share preceding the exercise date;
"trustees"	the trustees for the time being and from time to time of a trust to be constituted in accordance with the requirements of the new incentive plans;
"unbundling"	the unbundling by Barloworld of of all the shares held by it in of Freeworld Coatings by way of a distribution in specie which will occur immediately after the listing in terms of section 90 of the Companies Act and section 46 of the Income Tax Act, whereby Barloworld shareholders recorded in the register on Friday, 7 December 2007 will receive one Freeworld Coatings share for every one Barloworld share held;and
"vesting date"	the date on which a share appreciation right becomes exercisable or the date on which a participant becomes entitled to the conditional award under the PSP, or the date on which the participant becomes entitled to the matching shares in terms of the DABP.

1. INTRODUCTION

1.1 Existing share schemes

Barloworld currently operates two long term incentive schemes which will be impacted by the unbundling of Freeworld Coatings, namely the Barloworld SOS and the Barloworld SAR. The Barloworld SOS is a share-settled scheme which co-exists with the Barloworld SPT, which provides loans to employees to fund their acquisition of Barloworld shares in terms of the Barloworld SOS.

The Barloworld SAR is a cash-settled scheme which was introduced in 2006. Both the Barloworld SOS and Barloworld SARs are governed by the written rules which provide discretion for directors to vary the terms of options/rights in the event of an unbundling. Barloworld SARs have been awarded to certain Freeworld Coatings employees.

1.2 New incentive plans [14.1(a)]

Freeworld Coatings wishes to implement certain share-based incentives which are in line with global best practice, and emerging South African practice, and which serve to primarily recruit, retain and motivate key employees. The new incentive plans will be aimed at providing long and medium term incentivisation to amplify the already existing short term bonus incentive offered by the Company.

Under the new incentive plans executive directors and selected employees of Freeworld Coatings and its subsidiaries and associates will be awarded rights to receive shares in Freeworld Coatings based on the value of the awards as and when time and performance conditions have been met and, in the case of the share appreciation right, the rights have been exercised.

The new incentive plans are designed to ensure optimal positioning in terms of the tax, accounting and regulatory environments. In order to minimise volatility in earnings dilution due to IFRS2,,it is envisaged that awards will be settled in shares, which will be purchased in the market, although Freeworld Coatings will retain the right to issue new shares at its election.

The maximum number of shares, required for settlement in respect of all new incentive plans, is envisaged to be not more than 10% of Coatings currently issued ordinary share capital. Freeworld Coatings may also elect to settle obligations in cash rather than shares.

The performance conditions governing the vesting of the new incentive plans' instruments will be related to the Freeworld Coatings' business plans and will be challenging but achievable over a period of time (dependant on the type of scheme). New performance measures will be determined by the directors on an annual basis in respect of each new grant of share appreciation rights or performance shares. At the discretion of the Committee, awards may be granted without performance targets, provided that only in exceptional circumstances will executives be granted awards which are not conditional on the achievement of performance targets. This is with the exception of the DABP, which is a retention plan and therefore does not impose performance conditions on participants, but rather a service condition. Should the company later decide to impose performance conditions on DABP awards, it may consider revising the quantum of the matched award.

The existing share schemes in place for Freeworld Coatings senior and middle management will not be terminated and, consequently, the existing share scheme participants need not be transferred from the existing share schemes to the proposed new incentive plans. No new grants under the existing share schemes will be allocated.

It is intended that the first awards and allocations in terms of the new incentive plans will take place in December 2007. These awards and allocations will be determined by the Freeworld Coatings board of directors and approved by the Committee.

1.3 Employee share ownership scheme

It is the intention that Freeworld Coatings employees that do not participate in the new incentive plans will be invited to participate in the ESOP. The ESOP will be introduced subsequent to the listing as part of the implementation of a BEE equity shareholding in Freeworld Coatings. The proposed ESOP is not considered in this prelisting statement.

2. SALIENT FEATURES OF THE OBLIGATIONS ARISING FROM THE EXISTING SCHEMES

As at 9 October 2007, Freeworld Coatings employees held 507,299 Barloworld share options and 276,798 Pretoria Portland Cement share options. After careful consideration of a number of alternatives, it was agreed that all Barloworld option holders and holders of rights would receive re-priced Barloworld options following the unbundling of Freeworld Coatings, to facilitate that no option holder is worse off post the unbundling. Freeworld Coatings will compensate Barloworld for meeting the cost of unvested options retained by Freeworld Coatings employees post the unbundling.

3. SALIENT FEATURES OF THE NEW INCENTIVE SCHEMES

3.1 Introduction

The purpose of the new incentive schemes is to attract, retain, motivate and reward eligible employees, who are able to influence the performance of the Company,

Freeworld Coatings proposes three incentive schemes namely:

- the SAR;
- the PSP; and
- the DABP.

3.2 Salient features of the SAR, PSP and DABP

SAR

Eligible employees will receive annual conditional allocations of a maximum number of share appreciation rights, which are rights to receive shares calculated with reference to the value of the difference between the initial price (grant price) and the terminal price (exercise price) at the date of exercise in accordance with the formula below.

The ability to exercise the share appreciation rights will occur, subject to performance conditions, which will be specified in the letter of grant after three, four and five years.

Each participant will, on the exercise date, be entitled to so many shares as is determined by applying the following formula:

$$A = \frac{B(C-D)}{C}$$

Where:

"A" means the number of ordinary shares to which the participant is entitled;

"B" means the number of share appreciation rights exercised;

"C" means the terminal price; and

"D" means the initial price.

The directors in their discretion may settle share appreciation rights either:

- by means of the allotment and issue of new shares to the participant;
- by purchasing shares and delivering them to the participant;
- by way of a cash payment; or
- by way of a combination of the aforegoing methods.

At anytime after:

- three years from the invitation date, up to 33.33% of the share appreciation rights may be exercised by a participant; or
- four years from the invitation date, up to 66.67% of the share appreciation rights may be exercised by a participant; or
- five years from the invitation date, up to 100% of the share appreciation rights may be exercised by a participant; or

on such earlier date or dates as may be agreed to or determined by the directors in their discretion, provided that the share appreciation rights may not be exercised during a closed period or any other period during which dealings in securities of the Company are prohibited.

A share appreciation rights that has been allocated to an employee will lapse and accordingly may not be exercised after the 6th anniversary of the invitation date. In addition:

- if a participant, being an employee, retires or is retrenched or ceases to be an employee for any other reason (other than death) that the directors in their discretion consider valid before vesting has taken place, a portion of the share appreciation rights shall vest early, pro-rated according to the proportion of the performance period falling prior to the event and the extent to which performance conditions have been satisfied. The pro-rating of awards will be determined by the Committee. These participants will then be entitled to exercise the share appreciation rights that have vested early within 12 months of the early vesting date; and
- in the event of death prior to vesting, a portion of the share appreciation rights shall vest early, pro-rated according to the proportion of the performance period falling prior to the event and the extent to which performance conditions have been satisfied. The pro-rating of awards will be determined by the Committee. The participant's executor will have a 24-month period to exercise the participant's share appreciation rights that have vested early.

A participant will be entitled to sell shares which he has acquired pursuant to the exercise of a share appreciation right only after the vesting date, that is, after the implementation in full of the transaction arising from the exercise of the share appreciation rights.

In general, a participant's awards in terms of the share appreciation rights will be adjusted to recognise the impact of any capitalisation issues, sub-division or consolidation of ordinary shares, any reduction of the ordinary share capital of the Company or special dividends or distributions. Should such events arise, the Committee may request an independent party, to effect such adjustments as they shall consider fair and reasonable in the circumstances. The independent party shall act as experts and not as arbitrators and their decision shall be final and binding.

Upon the exercise of a share appreciation right, the shares allotted and issued to the participant concerned will rank *pari passu* in all respects with the existing issued shares in the capital of the Company. [14.6]

PSP

Eligible employees will receive annual conditional awards of a maximum number of performance shares.

The conditional award will vest after three years if, and to the extent that, performance conditions have been satisfied. Awards will vest on a sliding scale relative to performance. Maximum awards will only vest if upper quartile performance is achieved. No awards will vest for below median performance.

Upon vesting of the conditional award the company will procure the delivery of shares to settle the value of the vested portion of the award.

The Company will also have the option to settle in cash should it wish to do so. The conditional awards which do not vest at the end of the three year period will lapse.

If a participant, being an employee, retires or is retrenched or ceases to be an employee for any other reason (other than death) that the directors in their discretion consider valid before vesting has taken place, a portion of the conditional awards shall vest early, pro-rated according to the proportion of the performance period falling prior to the event and the extent to which performance conditions have been satisfied. The pro-rating of awards will be determined by the Committee.

In the event of death prior to vesting, a portion of the conditional awards shall vest early, pro-rated according to the proportion of the performance period falling prior to the event and the extent to which performance conditions have been satisfied. The pro-rating of awards will be determined by the Committee.

A participant will be entitled to sell shares which he has acquired pursuant to the vesting of a conditional award only after the vesting date.

In general, a participant's conditional awards will be adjusted to recognise the impact of any capitalisation issues, sub-division or consolidation of ordinary shares, any reduction of the ordinary share capital of the Company or special dividends or distributions. Should such events arise, the Committee may request an independent party to effect such adjustments to the conditional award as they shall consider fair and reasonable in the circumstances. The independent party shall act as experts and not as arbitrators and their decision shall be final and binding.

Upon the vesting of a conditional award, the shares allotted and issued to the participant concerned will rank *pari passu* in all respects with the existing issued shares in the capital of the Company. [14.6]

DABP

Eligible employees will be allowed or may be required to utilise all or a part of their after-tax annual bonus earned to purchase Company shares, which then have to be retained for the retention period. Should the participant retain the shares for the retention period, provided that the participant has remained in the employ of the Company for the retention period he/she will be entitled to a matching award. The retention period will be three years. Dividend equivalents may be payable in respect of matching awards.

During the retention period the participant remains the owner of the retained shares and enjoys all shareholder rights in respect of the retained shares. To the extent that retained shares are disposed of during the retention period, the participant forfeits the matching award.

The matching award will not be subject to performance conditions as the nature of the plan is mostly to ensure retention of key individuals. The quantum of the matching award will be based on remuneration guidelines and norms. Should the Committee later wish to increase the percentage of matched shares for any particular allocation, it may consider imposing appropriate performance conditions in line with generally accepted remuneration practice and incentive norms.

In general, a participant's awards in terms of the matching awards will be adjusted to recognise the impact of any capitalisation issues, sub-division or consolidation of ordinary shares, any reduction of the ordinary share capital of the Company or special dividends or distributions. Should such events arise, the Committee may request an independent party to effect such adjustments as they shall consider fair and reasonable in the circumstances. The independent party shall act as experts and not as arbitrators and their decision shall be final and binding.

3.3 General provisions relating to the new incentive plans

Eligibility [14.1(a)]

Any executive director or senior manager of the Company or its subsidiaries may be from time to time by the Committee to be a participant in the new share plans, and receive allocations in the form of share appreciation right, conditional awards or matching awards in terms of the SAR, the PSP and DABP plans. Non-executive directors and trustees are not eligible for participation, and executive directors may not be trustees. [14.4]

Limits [14.1(b),14.11]

The aggregate number of shares which may be allocated under the SAR, PSP and the DABP, when added to the total estimated number of shares potentially to be acquired in terms of SAR, unvested conditional awards and matching awards which have been allocated under the new incentive plans, shall not exceed 10% of the number of issued ordinary shares of the Company at any given time, currently being 20,384,338 number of shares.

Individual limit [14.1(c)]

The aggregate number of shares which may be allocated under the SAR, PSP and the DABP to any individual participant, when added to the total estimated number of shares potentially to be acquired in terms of SAR, unvested conditional awards and matching awards which have been allocated under the SAR, PSP and the DABP, shall not exceed 1% of the number of issued ordinary shares of the Company at any given time, currently being 2,038,434 number of shares.

Shares acquired by a participant in terms of the new incentive plans or any other employee share scheme operated by the Company will be taken into account for purposes of calculating the total number of shares available for the new incentive plans or the individual limit.

The trust set up for the holding and administration of shares may not at any time hold or administer more shares than is required in order for the trust to meet its obligations to the participants of all plans administered by the trust, provided that the shares held by the trust at any given time shall not exceed more than 10% of the Company's issued share capital at any given time, currently being 20,384,338 number of shares.

Settlement method [14.1(d)]

The company will always have the election to settle in shares or cash for the share appreciation rights, conditional awards or matching awards.

Upon the vesting of awards under the new incentive plans, the shares allotted and issued to the participant concerned will rank pari passu in all respects with the existing issued shares in the capital of the Company.

Change of control

If the Company undergoes a change of control as a result of a corporate event such as a take-over, scheme of arrangement or winding-up of the company, prior to the vesting or exercise dates, awards will vest to the extent permitted by the performance conditions at the time of the corporate event and pro-rated according to the expired period that the participant was an employee and participated in any of the new share plans.

Insolvency

All share appreciation rights, conditional awards and matching awards are cancelled if the participant applies for the voluntary surrender of his estate or his estate being otherwise sequestrated or any attachment of any interest of a participant under the share plan, unless the board, in its discretion, determines otherwise.

If the Company is placed in final liquidation, the Company must notify the participant in writing and he may be entitled to require that he be settled all or any of his share appreciation rights, conditional awards or conditional matching awards within 21 days of such notification, failing which such shares and rights are cancelled.

Rights prior to settlement [14.1(e)]

Until the vesting date or exercise date, in the case of share appreciation rights, the participant has no ownership interest in or right to receive any dividends and/or to exercise any voting rights attached to any award or allocation. This does not apply to bonus shares purchased and held in terms of the DABP.

Retesting

No retesting of performance will be permitted under any of the new incentive plans.

Amendment of the new incentive plans [14.3]

The board may amend any of the provisions of the share plan subject to the prior approval (if required) of every stock exchange on which the shares are for the time being listed; provided that no such amendment affecting the vested rights of any participant may be effected without the prior written consent of the participant concerned, and provided that no such amendment affecting any of the following matters shall be competent unless it is sanctioned by the company in general meeting:

- the definition of eligible employees;
- the calculation of the total number of shares which may be acquired for the purpose of or pursuant to the new incentive plans;
- the calculation of the maximum number of shares which may be acquired by any participant in terms of the new incentive plans; and
- the rights attaching to any of share appreciation rights, the conditional awards or the matching awards.

When implementing the new incentive plans, the Company will ensure compliance with all applicable laws including, but without limitation, the listings requirements. The prior approval of the participants and the Company in a general meeting is not required for minor amendments to benefit the administration of the new incentive plans to take account of a change or proposed change in legislation or to obtain or maintain favourable or avoid unfavourable tax, exchange control or regulatory treatment for current or future participants in this plan or for any Company within the group.

Power to create sub-plans for other jurisdictions

The Committee may make such amendments to the new incentive plans as it considers necessary or desirable to take account of local tax, Exchange Control or other laws in order to operate these new incentive plans in any jurisdictions in which employees are situated. The Committee may implement such amendments in the form of schedules or sub-plans to the new incentive plans applicable to the specified jurisdiction.

Disputes

All disputes will be dealt with by the board, and if they remain unsettled, will be referred to private arbitration by an independent party.

Condition precedent

The implementation of the new incentive plans is subject to passing of the necessary resolutions.

Administration of the new incentive plans

The board, with the assistance of the trustees, will ultimately be responsible for the administration of the new incentive plans. The board may delegate these functions to the Committee.

Termination Date

This plan shall terminate on the tenth anniversary of its adoption date provided that the Company may resolve to terminate it on an earlier date.

Annexure 8

SCHEDULE OF IMMOVABLE PROPERTY OWNED OR LEASED BY FREEWORLD COATINGS AND ITS SUBSIDIARIES

Details of the principal immovable property owned by Coatings and/or its subsidiaries are set out below:

	Owner	Situation	Area/Extent	
	Details of owned Properties			
1	Plascon Property Holdings	Luipaardsvlei, Gauteng	66,885	Sqm
2	Plascon Property Holdings	Mobeni, Kwa-Zulu-Natal	72,691	Sqm
3	Plascon Property Holdings	Epping, Western Cape	30,385	Sqm
4	Plascon Property Holdings	Alberton, Gauteng	232,430	Sqm
5	Plascon Property Holdings	Port Elizabeth, Eastern Cape	37,450	Sqm
6	Hamilton Brush	Kuilsriver, Western Cape	6,198	Sqm
7	ICC	Olifantsfontein, Gauteng	13,800	Sqm
8	Barloworld Plascon Botswana	Gaborone, Botswana	7,000	Sqm
9	Sonnex Dulux	Windhoek, Namibia	9,560	Sqm

10	Plascon Property Holdings	Newcastle, KZN				4,047	Sqm

Details of all leased properties leased by Coatings and its subsidiaries are set out below:

	Lessee	Location	Lessor	Current rental /month	Unexpired term	Area/Extent	
11	Barloworld Plascon South Africa	Nelspruit, Mpumalanga	Andrew Landman Enterprises	27,830	1 month	3,200	Sqm
12	Barloworld Plascon South Africa	Polokwane, Limpopo	Farouk Gani Trust	28,826	5 months	3,000	Sqm
13	Barloworld Plascon South Africa	Bloemfontein, Free State	The Michael Family Trust	33,037	11 months	6,000	Sqm
14	Barloworld Plascon South Africa	Linbro Park, Gauteng	Pangbourne Properties Ltd	82,570	2 months	3,600	Sqm
15	Barloworld Plascon South Africa	Rosslyn, North West	Pangbourne Properties Ltd	16,859	15 months	3,802	Sqm
16	Barloworld Plascon South Africa	Umtata, Eastern Cape	Eastern Cape Development Corp	2,995	17 months	3,200	Sqm
17	Barloworld Plascon South Africa	East London, Eastern Cape	Trafalgar Property Management	37,590	45 months	5,800	Sqm
18	Barloworld Plascon Zambia	Lusaka, Zambia	Spyridon Gotsis	U$3 882	19 months	2,987	Sqm
19	Barloworld Plascon Swaziland	Manzini, Swaziland	Khanyisa Trading Co	E 25 924	1 month	1,341	Sqm
20	Barloworld Plascon Namibia	Walvis Bay, Namibia	Mr W Probst	N$ 6 340	6 Months	1,176	Sqm

Details of all leased properties leased by Coatings and its subsidiaries are set out below:

	Lessee	Location	Lessor	Current rental /month	Unexpired term	Area/Extent	
21	Midas Paints (Pty) Ltd	Montague Gardens, Cape Town	Miszewski Investment Trust	49,921	24 months	3,120	Sqm
22	Midas Paints (Pty) Ltd	Montague Gardens, Cape Town	Al-Amien Foods	29,500	24 months	1,200	Sqm
23	Midas Paints (Pty) Ltd	Montague Gardens, Cape Town	Western Cape Boat Builders	30,160	24 months	1,092	Sqm

CORPORATE GOVERNANCE AND KING CODE

1. INTRODUCTION

Freeworld Coatings is committed to high standards of corporate governance. The Company endeavours to comply with the principles incorporated in the King Code of Corporate Practices and Conduct as contained in the King II report, and has adopted high standards of accountability, transparency and integrity in the running of the business and reporting to shareholders and other stakeholders. All policies and procedures are to be reviewed by the new board pursuant to the unbundling.

The key features of Freeworld Coatings' approach to corporate governance are set out below. In addition, special attention will be given to:

- providing all stakeholders and the financial investment community with clear, concise and timely information about the company's operations and results;
- ensuring appropriate business and financial risk management;
- ensuring that no employee may deal, directly or indirectly, in Freeworld Coatings ordinary shares on the basis of unpublished price-sensitive information regarding the business;
- ensuring that no director, or management official who participates in the Freeworld Coatings share incentive scheme, trades in Freeworld Coatings ordinary shares during restricted periods determined by the board; and
- acknowledging the Company's social responsibility and providing assistance and development support to the communities in which it operates, and to deserving institutions at large.

2. POLICIES RELATING TO NOMINATIONS AND DIVISION OF RESPONSIBILITIES OF DIRECTORS

2.1 Nominations of directors

2.1.1 The Board shall regularly review its required mix of skills and experience and other qualities such as its demographics and diversity in order to assess the effectiveness of the Board. This should be by means of a self-evaluation of the Board as a whole, its committees and the contribution of each individual director.

2.1.2 The Chairman of the Board shall be responsible for ensuring a prudent and ongoing process ensuring such director selection and development. The Chairman shall consult with the Chief Executive Officer of the Company in relation to such process, and may, if in the Chairman's view appropriate, co-opt other board members to assist in this process, either informally or formally through the mechanism of a Nominations Committee or a Corporate Governance Committee with broader responsibilities.

2.1.3 The Chairman, or if appropriate the Committee seized with responsibility for director selection and development, shall -

- make recommendations to the board on the size and composition of the board generally and the balance between executive and non-executive directors appointed to the board;
- make recommendations to the board on the appointment of new executive and non-executive directors, skill and experience, demographics and diversity being taken into account in this process;
- ensure that new directors undergo an appropriate induction process which in addition to ensuring such directors understand their fiduciary duties will familiarise them with the company's operations, senior management and its business environment, and make explicit the board's and the chairman's expectations of them;
- put in place plans for succession, in particular for the chairman and chief executive officer;
- consider whether to endorse any director who is retiring by rotation and is available for election at the annual general meeting;
- ensure that new appointments to the Board are submitted to the entire Board for approval prior to appointment; and
- in this capacity, have no executive powers within the company.

2.2 Division of responsibilities

2.2.1 There is a clear division of responsibilities between the executive committee and the Board.

2.2.2 The executive directors have the responsibility for the day-to-day running of the business and the execution of the Group's strategy, subject at all times to the policies and positions adopted by the Board.

2.2.3 The roles ofthe chairperson and chief executive do not vest in the same person and the chairperson is a non-executive director. The chairperson and chief executive provide leadership and guidance to the Company's Board and they also encourage proper deliberation of all matters requiring the Board's attention and obtain optimum input from the other directors. New appointments to the Board are submitted to the entire Board for approval prior to appointment.

2.2.4 The Board is responsible for setting the direction of the Company through the establishment of strategies, key policies and the approval of financial objectives and targets. It monitors the implementation of strategies and policies through a structured approach to reporting by executive management and recognises the responsibility for the management of relationships with its various stakeholders.

2.2.5 The Board meets at least quarterly and retains full and executive control over the Company and all subsidiaries concerned. The Board monitors management ensuring that material matters are subject to Board approval, and reserves to itself a range of key decisions to ensure that it retains proper direction and control of the Company.

3. EXECUTIVE COMMITTEE

The Executive Committee will be chaired by the chief executive officer.

The Executive Committee will be mandated, empowered and held accountable for developing and implementing the strategies, business plans and policies as approved by the board, managing and monitoring the business affairs of the Company in accordance with the approved plans and budgets, prioritizing the allocation of capital and other resources and establishing best management and operating practices.

The Executive Committee will also be responsible for structured and transparent management succession planning and the identification, development and advancement of the company's future leaders. Also within the executive management committee's ambit is the setting of operational standards, codes of conduct and corporate ethics.

4. BOARD COMMITTEES

The board will have an audit and compliance committee, and a remuneration and nomination committee. These committees will be fully mandated by the board as to their membership, scope of authority, responsibilities and duties.

These committees will be chaired by non-executive directors and will be comprised of a majority of non-executive directors.

4.1 Audit and Compliance Committee

The Audit and Compliance Committee will consist of a majority of non-executive directors. The Company's financial director and internal and external auditors will attend all the Audit and Compliance Committee meetings and have unrestricted access to the chairman of this committee. The Audit and Compliance Committee in turn will communicate freely with the chairman of the board, who will not be a serving member of the Audit and Compliance Committee.

The committee's responsibilities will include:

4.1.1. to consider the appointment and retention of the external auditor(s) and any questions of resignation or dismissal of the auditor(s);

4.1.2 to discuss with the external auditor(s) before the audit commences the auditor(s) engagement letter, the nature and scope of the audit engagement, the audit fee, and to ensure co-ordination where more than one audit firm is involved and maintenance of a professional relationship;

4.1.3 to examine the interim and annual financial statements, the accompanying reports to shareholders, the preliminary announcement of results and any other announcement regarding the Company's results or other financial information to be made public, before submission to the board;

4.1.4 to review the internal audit function's compliance with the plans and objectives as approved by the committee;

4.1.5 to review the effectiveness of the Company's systems of internal control, including internal financial control and computerised information systems' control and security;

4.1.6 to consider the appointment, dismissal or re-assignment of the head of the internal audit function;

4.1.7 to review the adequacy of corrective action taken in response to significant internal audit findings, arising from internal audits or special investigations;

4.1.8 to consider and review the appointment of internal audit service providers and to monitor all non-audit services provided by the independent external auditors; and

4.1.9 to review any statement on ethical standards for the Company.

To perform these functions, the audit and compliance committee will meet half-yearly, or more frequently if required.

4.2 Remuneration and Nomination Committee

4.2.1 The Remuneration and Nomination Committee will have a clearly defined mandate from the board aimed at:

4.2.1.1 ensuring alignment of the remuneration strategy and policy with Coatings' business strategy, desired culture, shareholders' interests and commercial well-being;

4.2.1.2 determining remuneration packages needed to attract, retain and motivate high performing executives without paying more than is necessary for this purpose;

4.2.1.3 ensuring that remuneration levels relative to other comparable companies are pitched at the desired level taking relative performance into account;

4.2.1.4 ensuring adequacy of retirement and health care funding for senior executives;

4.2.1.5 communicating remuneration policies, and strategic goals and objectives to all stakeholders; and

4.2.1.6 Identifying candidates and making recommendations for the appointment of directors.

4.2.2 the Remuneration and Nomination Committee shall on behalf of the board of directors:

4.2.2.1 review remuneration levels of senior executives;

4.2.2.2 review performance-based incentive schemes, and the related performance criteria and measurements, including share option allocations; and

4.2.2.3 review fees payable to non-executive directors (as a separate process from executive remuneration reviews) for confirmation of the board.

4.2.3 The committee shall review its terms of reference annually.

In discharging its responsibilities, this committee will consult within the Company and draw extensively on external surveys and independent advice and information.

To perform these functions the remuneration committee will meet half yearly or more frequently if required.

5. RISK MANAGEMENT

The total process of risk management, which includes the related systems of internal control, is the responsibility of the board. Management is accountable to the board for designing, implementing and monitoring an integrated process of risk management into the daily activities of Freeworld Coatings.

The board will through the Audit and Compliance Committee, ensure that management implements appropriate risk management processes and controls.

6. CORPORATE CITIZENSHIP

Freeworld Coatings creates a climate of high ethical standards in the workplace and complies with the laws of the countries in which it operates. Freeworld Coatings has an anonymous ethics line to allow its employees, suppliers and customers to report any irregularities and misconduct without the fear of victimisation.

There are codes of conducts agreed upon between management and employees at each operation to govern conduct with and between employees, suppliers and customers.

Freeworld Coatings has established policies and procedures dealing with HIV/AIDS in the workplace and the voluntary testing programme ("Know Your Status") has resulted in high proportions of the workforce taking ownership of their HIV/AIDS status and together with managements assistance, through independent service providers, obtain the necessary counselling and anti retroviral treatment.

Freeworld Coatings undertakes corporate social investment activities in a number of forms, namely:

- provision of paint to worthy causes;
- annual donations to charities nominated by the staff and selected by management in lieu of season gifts to our customers; and
- participation in the Barloworld Corporate Social Investment Programme and Initiatives.

OTHER DIRECTORSHIPS

In addition to directorship of the Company, the directors hold or have held the following directorships or have been partners in the following partnerships within the five years prior to the date of this document:

ROBERT GODSELL

NAME OF COMPANY	REGISTRATION NO.	APPOINTMENT	DESIGNATION	RESIGNATION DATE	NATURE OF BUSINESS
Anglo American South Africa Limited	1917/005309/06	02-June-89	Non Executive director	N/A	Mining
Anglo American plc	3564138	18 March 1999	Non Executive director	N/A	Mining
AngloGold Ashanti Limited	1944/017/354/06	April 98	Chief Executive Officer	30-Sep-07	Gold Mining
Anglo American Gold Investment Company Limited	1937/009084/06	2 April1991	Non Executive director	N/A	Mining
AngloGold Health Service (Pty) Limited	1996/006514/07	19 September 1996	Chairman	02 July 2004	Health Services
AngloGold Australia Limited	ACN008 737 424	28 October 1999	Director	02 July 2003	Investment Holding
AngloGold Investments Australia Pty Ltd	ACN090112459	21 December 1999	Director	02 July 2003	Investment Holding
AngloGold Ventures (Pty) Limited	1999/006541/07	04 July 2000	Director	16 September 2003	Investment Holding
Eastvaal Gold Holdings Ltd	1991/004409/06	01 April 1996	Chairman	16 September 2003	Gold Mining
Goldridge Gold Mining Company (Pty) Ltd	1974/003333/07	01 October 1995	Chairman	09 April 2003	Gold Mining
Southvaal Holdings Ltd	1966/011806/06	01 April 2001	Chairman	16 September 2003	Gold Mining
AngloGold Ashanti Americas Inc		17 November 1998	Director	September 2003	Investor Relations
World Gold Council	N/A	2001	Chairman	18 April 2002	Gold Marketing

MOSS NGOASHENG

NAME OF COMPANY	REGISTRATION NO.	APPOINTMENT	DESIGNATION	RESIGNATION DATE	NATURE OF BUSINESS
Andisa Capital (Proprietary) Limited	2003/001707/07	8 January 2003	Director		Financial Services
Andisa Capital Investments (Proprietary) Limited	2004/00568/07	26 February 2004	Director		Financial Services
Andisa Consortium (Proprietary) Limited	2003/004009/07	19 February 2003	Director		Financial Services
Benefit Recovery Services (Proprietary) Limited	2000/016146/07	15 February 2002	Director		Financial Services
Coega Development Corporation (Proprietary) Limited	1982/03891/07	7 January 1999	Non-Executive director		Development Coporation
Dimension Data Holdings Plc	2000/00953/10	10 January 2000	Non-Executive director		Information Technology
easyGolf Worldwide (Proprietary) Limited	2000/021096/07	8 November 2004	Chairman		Leisure & Hospitality
Endorse Excellence Sports Management (Proprietary) Limited	2005/038328/07		Director		Sports Management
Fidelity Cash Management Services	1964/008074/07		Non-Executive director		Cash Management Services
Industrial Development Corporation	1940/014201/06	10 January 2001	Non-Executive director		Development Corporation
Intrax Investments 57 (Proprietary) Limited	1998/25406/07	3 January 2001	Director		Trading
Logical Options Staffing (Proprietary) Limited	1999/026249/07	31 July 2002	Chairman		Staffing
Modidima Properties (Proprietary) Limited	2003/011506/07	22 May 2003	Director		Property
Modidima Ventures (Proprietary) Limited	2003/028891/07	11 December 2003	Director		Management & Trading Investments
Quantam Leap Investments 740 (Proprietary) Limited	2003/008281/07	4 August 2003	Director		Asset Management
Safika (Proprietary) Limited	2001/000557/07	17 July 2002	Director		Investments
Safika Asset Finance (Proprietary) Limited	2002/020588/07	24 August 2002	Director		Financial Services
Safika Financial Services (Proprietary) Limited	2002/030456/07	29 November 2002	Director		Financial Services
Safika Holdings (Proprietary) Limited	1996/001693/07	28 July 2000	Executive Chairman		Financial Services

Safika Investments (Proprietary) Limited	2004/021242/07		Director		Private Equity
Safika Resources	2002/017459/07	22 July 2002	Director		Mining/Resources
Safika Technology (Proprietary) Limited	1996/00105/07	7 January 2000	Director		Information Technology
Safika Technologies Holdings (Proprietary) Limited	1997/015639/07	7 January 2000	Director		Information Technology
Safika Tel (Proprietary) Limited	2001/003359/07	16 April 2002	Director		Telecommunications
Samkela Consortium (Proprietary) Limited	2003/004523/07	25 February 2003	Director		Investments
Seolwana (Proprietary) Limited	1996/013480/07	8 January 2001	Director		Mining/Resources
South African Breweries Limited	1999/006375/06	8 January 2001	Non-Executive director		Beverages
Stanlib Limited	1997/014748/06		Director		Asset Management
Temo Capital (Proprietary) Limited	2004/003098/07	2 September 2004	Director		Investments
Unitrade 1239 (Proprietary) Limited	1999/019822/07	9 August 1999	Director		Investments Property Holdings
Wade Walker (Proprietary) Limited	2000/030286/07	17 November 2005	Director		Engineering

BABALWA NGONYANA

NAME OF COMPANY	REGISTRATION NO.	APPOINTMENT	DESIGNATION	RESIGNATION DATE	NATURE OF BUSINESS
Bato Star (Pty) Ltd		10 February 2005	Director	10 December 2005	Harvesting, processing and marketing of fish and fish products
SMM Healthcare		1 April 2002	Director	31 March 2004	Distributor of Pharmaceutical products
Deloitte & Touche		1 June 2003	Partner	31 July 2007	An auditing and consulting firm
Directorate of market abuse		1 October 2005	Director	N/A	Monitors insider trading and other forms of market abuse

DR. ELIAS LINKS

NAME OF COMPANY	REGISTRATION NO.	APPOINTMENT	DESIGNATION	RESIGNATION DATE	NATURE OF BUSINESS
Juta's and Company	1919/001812/06	xx 2002	Non-executive director	N/A	
Juta Investments	1980/000161/07	3 April 2003	Director		
Venfin Ltd		xx 2004	Non-executive director	xx 2006	
Pepkor Limited			Non-executive director		
Insurance SETA			Director		
Investment Trade Policy Centre, UP			Director and head		
Lion of Africa			Non-executive director		
Business Partners Limited	1981/000918/06	xx 2003	Non-executive director		
African Group Insurance Brokers					
Terrasan Limited	1963/005230/06	xx 2007	Non-executive director	N/A	
Afrisam (SA) (Proprietary) Limited	2006/023988/07	xx 2007	Chairman		
Empowco Holdings (Romans Bay) (Proprietary) Limited	2004/008334/07	xx 2005	Non-executive director		
Huysamer Capital Investments	2001/005069/07	xx 2005	Chairman		
Du Toit Groep	1992/001596/07	xx 2007	Non-executive director		
Bunker Hills Investment		xx 2006	Non-executive director		
SALAH		xx 2004	Non-executive director		

NOLUTHANDO ORLEYN

NAME OF COMPANY	REGISTRATION NO.	APPOINTMENT	DESIGNATION	RESIGNATION DATE	NATURE OF BUSINESS
Peotona Group Holdings Limited	2005/026925/07	2 August 2005	Director	N/A	

Peotona Capital (Proprietary) Ltd	2005/029200/07	23 August 2005	Director	
Peotona Gold (Proprietary) Ltd	2005/034180/07	7 June 2006	Director	
Peotona Gold Holdings (Proprietary) Ltd	2005/034599/07	7 June 2006	Director	N/A
Rebatona Investments Holdings (Pty) Ltd	2006/031544/07	30 March 2007	Director	N/A
Peotona Development	2006/000596/08	20 April 2006	Director	N/A
Peotona Development Investments 1 (Pty) Ltd	2006/023879/07	21 August 2006	Director & Officer	N/A
MacSteel Service Centres SA (Pty) Ltd	2005/016292/07	31 August 2006	Alternate director	N/A
South African Reserve Bank		August 2002	Non-executive director	N/A
Cricket South Africa (Pty) Ltd	2002/002641/07	September 2004	Non-executive director	
Mittal Steel SA (Pty) Ltd	1989/002164/07	1 February 2007	Independent non-executive director	
Inanda Seminary Education and Development Institute	1997/005605/08	1 July 2004	Director	
Matsibogo Investment Holdings (Pty) Ltd	2003/000348/07	15 July 2003	Director & Officer	N/A
Tokiso Dispute Settlement (Pty) Ltd	2001/004266/07	1 March 2002	Director	
Western Areas Limited	1959/003209/06	11 May 2006	Non-executive director	
Reunert Limited	1913/004355/06	17 May 2007	Director	N/A
Johannesburg Roads Agency	2000/028993/07	1 July 2003	Non-executive director	30 January 2007
Landelahni Group Holdings	2000/024379/07	January 2004	Non-executive director	
CCMA		November 1997	National director	April 2002
Routledge Modise Moss Morris	1992/006150/21	1 July 2001	Director	
Toyota SA Pty Ltd	1946/020429/07	November 2004	Non-executive director	
Impala Platinum Holdings Limited	1957/001979/06	October 2003	Independent non-executive director	
Bargenal Investments	1971/011041/06	30 March 2007	Director	N/A
Kgontsi Investments	2005/004471/07	22 February 2005	Director	

Londimpilo	2007/018461/07	27 September 2007	Director & Officer		
Matseke Endoscopy	1999/024304/07	1 November 1999		23 May 2002	

DUMISA BUHLE NTSEBEZA

NAME OF COMPANY	REGISTRATION NO.	APPOINTMENT	DESIGNATION	RESIGNATION DATE	NATURE OF BUSINESS
Arbitration Forum Ltd	1997/010137/06	01 January.2005	Chairman		Dispute resolutions
Barloworld Ltd	1918/000095/06	18.May.1999	Director	N/A	Hold investments and manage a portfolio of industrial brand businesses
Black Lawyers Association (Cape Town)	2003/009707/07	TBA	Director		Lawyers association.
Desmond Tutu Peace Trust	IT 3347/98	2005	Chairman		Business of peace – globally.
Foundation for Human Rights Association	1995/08044/08	01 September 1999	Director		Human rights association.
MLN Investments CC Trading as BMN Investments	CK 98/06711/23	November 1998	Director		Investment company.
Mnyama Holdings Ltd	1995/009639/06	01 January 2001	Chairman		Investment company.
Nelson Mandela Foundation	IT 9259/99	01 March 2000	Trustee		Promotion of the Nelson Mandela legacy.
NY Development Management Consultants	2005/153797/23	9 February .2006	N/A		Management consultancy.
Off-Shore Fishing Company (Pty) Ltd	1986/060264/07	01 January 1995	Director		Fishing.
SA History Archive Trust	031/807/NPO	01 January 2005	Chairman		History archive.
Ubuntu-Botho Investments (Western Cape) Ltd	2005/006206/06	11 September 2006	Director		Investment company – subsidiary of Sanlam.

PETER MONTAGU SURGEY

NAME OF COMPANY	REGISTRATION NO.	APPOINTMENT	DESIGNATION	RESIGNATION DATE	NATURE OF BUSINESS
Barloworld Farms Ltd	1893/000746/06	01 February 2007	Director	N/A	Holds investment in a farms
Barloworld Coatings (Pty) Ltd	1922/014245/07	10 April 1996	Director	N/A	Manufacture & distribution of automotive paint, paint & allied products, hold investments and all related activities.
Barloworld Siyakhula (Pty) Ltd	2005/043656/07	12 January 2006	Director	N/A	BEE enterprise development company & all related activities
Barloworld Ltd	1918/000095/06	21 August 1995	Human Resource director	N/A	Hold investments and manage a portfolio of industrial brand businesses
Barloworld Air (Pty) Ltd	1962/001625/07	01 February 2007	Director	N/A	Aviation operating company
Barloworld PLC	137393 – UK	10 July 2003	Director		Investment holding of off shore interests
Barloworld Equipment (Pty) Ltd	1970/015489/07	01 August 2003	Director	N/A	Supply of solutions in earthmoving equipment, power systems and related systems.
Barloworld Logistics (Pty) Ltd	1995/005644/07	16 July 2007	Director		Supply of all aspects of logistic solutions
The President's Award for Youth Empowerment Trust	NPO No. 004920 PBO 930001 329	TBA	Trustee		Trust for President's award for Youth Empowerment

ANDRÉ JACOBUS LAMPRECHT

NAME OF COMPANY	REGISTRATION NO.	APPOINTMENT	DESIGNATION	RESIGNATION DATE	NATURE OF BUSINESS
Aletris Investment Holdings No. 1 Ltd	2007/021624/06	1 August 2007	Director	N/A	Manufacture & distribution of automotive paint, paint & allied products, hold investments and all related activities.
Aletris Investment Holdings No 2 (Proprietary) Limited	2007/023790/07	23 August 2007	Director	N/A	Manufacture & distribute automotive paint, paint & allied products, hold investments
Aletris trade & Investments No 1 (Proprietary) Limited	2007/027580/07	25 September 2007	Director		Money lending & financial transactions
Angle Chemicals (Pty) Ltd	1950/038976/07	21 October 2003	Director	N/A	Dormant
Barlow Logistical Supplies & Services (Pty) Ltd	446-Botswana	10 February 1995	Director		Logistical supplies
Barloworld Australia (Pty) Ltd	ABN 48 078 856 381 Australia	1 October 2003	Director		Intermediate holding company for Barloworld Limited's interests in Australia
Barloworld Automotive Coatings (Proprietary) Limited	1947/024248/07	1 December 2003	Director	N/A	Manufacture & distribution of automotive paint
Barloworld Botswana (Pty) Ltd	225-Botswana	27 October 1993	Director		Investment holding in Botswana
Barloworld Coatings (Aus) (Pty) Ltd	ABN17075273595 Australia	1 October 2003	Director		Toll manufacturer of decorative paint
Barloworld Coatings (Proprietary) Limited	1922/014245/07	27 October 1993	Director	N/A	Manufacture & distribution of automotive paint, paint & allied products, hold investments and all related activities.
Barloworld Coatings Shanghai Co., Ltd	39495	26 September 2005	Director		Manufacture & distribution of decorative paint
Barloworld Coatings Trading Shanghai Co., Ltd	42551	13 October 2006	Director		Manufacture & distribution of decorative paint
Barloworld Equipment (Proprietary) Limited	1970/015489/07	29 October 1993	Director	31/07/2003	-

Barloworld Global Services (Pty) Ltd	1965/007852/07	10 October 1997	Director	31/08/2004	-
Barloworld Investments Namibia (Pty) Ltd	330 SWA – Namibia	27 October 1993	Director		Investment holding in Namibia
Barloworld Limited	1918/000095/06	15 December 1993	Director	N/A	Hold investments and manage a portfolio of industrial brand businesses
Barloworld Motor (Pty) Ltd	1946/021661/07	27 October 1993	Director	N/A	Sale and rental of motor vehicles
Barloworld Namibia (Pty) Ltd	101 SWA – Namibia	31 January 1995	Director		Investment holding
Barloworld Plascon (Cape) Proprietary Limited	1948/029629/07	1 December 2003	Director	N/A	Manufacture & distribution of paint and allied products
Barloworld Plascon (Coastal) (Proprietary) Limited	1967/005384/07	1 December 2003	Director	N/A	Manufacture & distribution of paint and allied products
Barloworld Plascon South Africa (Proprietary) Limited	1945/019549/07	1 December 2003	Director	N/A	Manufacture & distribution of paint and allied products
Barloworld Plascon Swaziland (Proprietary) Limited	145/1972-Swaziland	1 December 2003	Director		Distribution of paint & allied products
Barloworld PLC	137393-United Kingdom	24 September 2002	Director		Investment holding of off shore interests
Barloworld Robor (Pty) Ltd	1922/007098/07	21 March 1994	Director	18/10/1994	-
Blajohn Properties Limited	1936/008617/06	26 January 2005	Director	N/A	Manufacture & distribution of paint brushes and allied products
Botswana Earthmoving Machinery Company (Pty) Ltd	224-Botswana	10 February 1995	Director		Service & maintenance of all kinds of vehicles, implements, plant, machinery & mechanical equipment.
Business Unity South Africa		13 February 2004	Director		Promotion of business unity
Centre for Development and Enterprise		1 March 1995	Director	1 May 2005	-
CML Limited	1954/02223/06	26 January 2007	Director		Property development (Home owners' representative)
DuPont Barloworld (Proprietary) Limited	1929/001808/07	19 October 2004	Director	N/A	Distribution of automotive

					paint
Foresston (Pty) Ltd	360901 – Hong Kong	20 June 2005	Director		Intermediate holding company for Coatings interests in China and now Australia
Gaborone Holdings (Pty) Ltd	89/722 – Botswana	8 December 1994	Director		Investment holding in Botswana
International Chemical Corporation (Proprietary) Limited	1991/002191/07	1 December 2004	Director	N/A	Manufacture & distribution of colourants
Longridge Colourant (Proprietary) Limited	1998/007068/07	1 December 2004	Director	N/A	Hold investment
Midas Coatings Consortium (Proprietary) Limited	2006/004207/07	15 March 2006	Director		Project management services to contractors in government
Midas Coatings Group (Proprietary) Limited	2005/041915/07	9 December 2005	Director		Investment holdings
Midas Paints (Proprietary) Limited	1989/004153/07	1 May 2006	Director		Manufacture of paint & allied products
National Business Initiative	1995/003141/08	1 June 1996	Director	N/A	Promotion of national business in SA
Plascon Property Holdings (Proprietary) Limited	1920/002108/07	19 December 2003	Director	N/A	Property holding
Pretoria Portland Cement Company Limited	1892/000667/06	7 November 1997	Director	N/A	Manufacture & distribution of cement, hold investments and all related activities.
Prostart Investments 93 (Proprietary) Limited	2001/009265/07	1 February 2006	Director		Distribution of automotive refinish paint
Technique (Pty) Ltd	3427-Botswana	8 December 1994	Director		Sales, rental & service of office equipment.

DOUGLAS ANDREW THOMAS

NAME OF COMPANY	REGISTRATION NO.	APPOINTMENT	DESIGNATION	RESIGNATION DATE	NATURE OF BUSINESS
Barloworld Australia (Pty) Ltd	ABN 48 078 856 381 Australia	7 July 2003	Director		Intermediate holding company for Barloworld' Limited's interests in Australia
Barloworld Coatings (Aus) (Pty) Ltd	ABN17075273595 Australia	15 February 2000	Director		Toll manufacturer of Decorative paint
Barloworld Coatings (Proprietary) Limited	1922/014245/07	1 December 2003	Director		Manufacture & distribution of automotive paint, paint & allied products, hold investments and all related activities.
Blajohn Properties Limited	1936/008617/06	26 January 2005	Director	01/07/2006	-
Bristol Paint (Pty) Limited	ABN13004 257 103 Australia	15 February 2000	Director		Dormant company
Chemcorp Australia (Pty) Ltd	ABN75 084 323 964 Australia	16 May 2002	Director		Dormant company
Foresston Pty Ltd	360901 – Hong Kong	20 June 2005	Director		Intermediate holding company for Coatings interests in China and now Australia
Longridge Colourant (Proprietary) Limited	1998/007068/07	1 December 2004	Director	16/05/2002	-
Taubmans Paints (Pty) Ltd	ABN95 004 388 809 Australia	15 February 2000	Director		Dormant company
Trade Assist (Pty) Ltd	ABN14 006 601 690 Australia	15 February 2000	Director		Dormant company
Barloworld Coatings Shanghai Co., Ltd	39495	26 September 2005	Director		Manufacture & distribution of decorative paint
Barloworld Coatings Trading Shanghai Co., Ltd	42551	13 October 2006	Director		Manufacture & distribution of decorative paint

DETAILS OF MAJOR SUBSIDIARIES

Details of the major subsidiaries Freeworld Coatings are set out below:

Company	Date of becoming a Subsidiary	% Holding	Country of Incorporation	Registration Number	Issued share Capital	Main Activity
Aletris Investment Holdings no2 (Proprietary) Limited	Sep-07	100%	South Africa	2007/023790/07	R2,038,433.00	Investment holding company for all South African interests.
Coatings Mauritius (Proprietary) Limited	Sep-07	100%	Mauritius	07472 C1/GBL	USD1.00	Investment holding company for most offshore interests.
Barloworld Coatings (Proprietary) Limited	Sep-07	100%	South Africa	1992/014245/07	R12,751,219.00	Investment holding company for all Common Monetary Area offshore interests.
Coatings Global (Proprietary) Limited	Sep-07	100%	South Africa	2007/024684/07	R100.00	Global management services company.
Coatings Capital (Proprietary) Limited	Sep-07	100%	South Africa	2007/024684/07	R100.00	Partner and Provider of capital to the new paint Partnership, which manufactures and distributes architectural and industrial paints and allied products.
Barloworld Plascon South Africa (Proprietary) Limited	Sep-07	100%	South Africa	1945/019549/07	R42,000.00	Partner and provider of employment services to the new paint partnership which manufactures and distributes architectural and industrial paints and allied products.
Barloworld Plascon Coastal (Proprietary) Limited	Sep-07	100%	South Africa	1967/005384/07	R10,000.00	Partner and provider of employment services to the new paint partnership which manufactures and distributes architectural and industrial paints and allied products.

Company	Date of becoming a Subsidiary	% Holding	Country of Incorporation	Registration Number	Issued share Capital	Main Activity
Barloworld Plascon Cape (Proprietary) Limited	Sep-07	100%	South Africa	1948/029629/07	R9,312.00	Partner and provider of employment services to the new paint partnership which manufactures and distributes architectural and industrial paints and allied products.
Barloworld Automotive (Proprietary) Limited	Sep-07	100%	South Africa	1947/024248/07	R40,000.00	Manufacturer and distributor of automotive paint to DuPont and the refinish automotive panel shop industries.
DuPont Barloworld (Proprietary) Limited	Sep-07	49%	South Africa	1929/001808/07	R5,000,000.00	Manufacturer and distributor of automotive paint to the OEM motor industry.
International Chemical Corporation (Proprietary) Limited	Sep-07	100%	South Africa	1991/002191/07	R1,398.00	Manufacturer and distributor of colourants and stainers to the paint manufacturers and retail point of sale outlets.
Blajohn Properties (Proprietary) Limited	Sep-07	100%	South Africa	1936/008617/06	R300,000.00	Manufacturer and distributor of paint brushes and rollers.
Midas Paints (Proprietary) Limited	Sep-07	100%	South Africa	1989/004153/07	R5,002,000.00	Manufacturer and distributor of paint and allied products to contractors, franchisees and distributors.
Plascon Property Holdings (Proprietary) Limited	Sep-07	100%	South Africa	1920/002108/07	R20,200.00	Property investment company managing the owned factory sites and depots occupied by the New Paint Partnership and Barloworld Automotive Coatings.
Barloworld Plascon Malawi (Proprietary) Limited	Sep-07	100%	Malawi	5989	MK100,000.00	Manufacturer and distributor of paint and allied products.
Barloworld Plascon Botswana (Proprietary) Limited	Sep-07	100%	Botswana	83/4542	P100,000.00	Manufacturer and distributor of paint and allied products.

Company	Date of	%	Country of	Registration	Issued share	Main Activity

	becoming a Subsidiary	Holding	Incorporation	Number	Capital	
Barloworld Plascon Namibia (Proprietary) Limited	Sep-07	100%	Namibia	72/10264	N$100.00	Manufacturer and distributor of paint and allied products.
Barloworld Plascon Zambia (Proprietary) Limited	Sep-07	100%	Zambia	38753 – Zambia	ZK1,747,553,000.00	Manufacturer and distributor of paint and allied products.
Barloworld Plascon Swaziland (Proprietary) Limited	Sep-07	100%	Swaziland	145/1972	E2.00	Distributor of paint and allied products.
International Paint (Proprietary) Limited	Sep-07	49%	South Africa	1970/000500/07	R20,200.00	Manufacturer and distributor of power and marine coatings.
Barloworld Coatings Australia (Proprietary) Limited	Sep-07	100%	Australia	ABN17 075 273 595 A	R27,246,000.00	Manufacturer and distributor of paint and allied products.
Foreston (Hong Kong) (Proprietary) Limited	Sep-07	100%	Hong Kong	360901 – Hong Kong	R1.00	Investment holding company for the Asia Pacific operations.
Barloworld Coatings (Shanghai) Company Limited	Sep-07	100%	China	039495	RMB7,820,590.00	Manufacturer and distributor of Paint and Allied Products.
Barloworld (Shanghai) Coatings Trading Company Limited	Sep-07	100%	China	042551	RMB1,564,800.00	Importer and distributor of Paint and Allied Products.

ROYALTIES PAYABLE

The annual royalties payable by Freeworld Coatings are set out below:

Licensor	Basis of Royalty	Quantum per licensor			Duration of Agreement
		2005	2006	2007	
Afcom Rockset	5% - Net Sales	80,831	101,014	116,830	March 2012
Perfecta Chemie	5% - Net Sales	170,488	202,239	244,896	December 1998
ICI Paints (PRev Polycell)	R14,000 p/a	14,000	14,000	14,000	Indefinite
International Coatings (HDC PAINT)	6.5% - Net Sales				Indefinite
International Coatings (HDC THINNERS)	3%	399,633	583,559	1,007,312	Indefinite
Mader & Lacke	4% - Net Sakes	129,595	66,491	137,644	01 July 2000
Disney Enterprises	10% - Net Invoice Billing(SA) 15% - Net invoice billing (Namibia, Botswana, Swaziland, Zambia)	376,487	41,400	100,000	Annual agreement
Nippon Paint Company	Net Sales	368,577	36,696	513,930	We do not pay royalties to Nippon as Toyota converted from solventborne technology to waterbase technology and this resulting in no further sales.

	No Trade Discount applicable No Incentive Discount applicable Net Sales less Settlement Discount = Royalty Sales Royalty Sales less Component Calc= final Royalty Sales Component calc based on % of Raw Materials (COS) that we buy from Nippon is allowed to be deducted 4% Royalty on final Royalty Sales Less: 10% Tax payable to SARS				Contract still exists. It is a 15 year contract and will expire on 25 June 2010.
E.I. DuPont De Nemours & Company	Gross Sale less Incentive discount = Net sales Net Sales Less Incentive Discount = Royalty Sales No settlement discount applicable 3.5% Royalty on Royalty sales Additional 3.0% Trademark Fees inside SA based on Royalty Sales Additional 6.0% Trademark Fees inside SA based on Royalty Sales	3,682,012	4,731,913	6,560,702	Contract expired on July 2007 New contract currently being negotiated
Total		5,221,623	6,477,312	8,695,314	

ACQUISITIONS

The following acquisitions have been made within the 3 years prior to the last practicable date:

Business acquisitions

7H1	Company acquired	Prostart Investments 93 (Pty) Ltd	Midas Paints (Pty) Ltd	Hamilton Brush (Pty) Ltd	Cherry Sales (Pty) Ltd
7H1	Date of acquisition	01-Feb-06	01-May-06	01-Oct-04	01-Oct-04
7H5	Acquisition cost				
	Book value of assets acquired	51,294	10,878	10,894	228
	Goodwill / Intangible assets	33,378			-
	Purchase consideration	84,672	38,324	25,272	228
	Funding of Purchase consideration	Loan form Barloworld with no fixed date for repayment	Loan from Barloworld with no fixed date for repayment	Loan from Barloworld with no fixed date for repayment	Loan from Barloworld with no fixed date for repayment
7H1	% shareholding acquired	85%	100%	100%	100%
7H1	Name of previous shareholder	AMM Trust (40%) Master's reference number IT2828/99 4 Bezuidenhout Street Troyeville Johannesburg	Michael Vadas Family Trust (30.45%) Master's Reference Number T758/88 c/o BDO Spencer Stuart (Cape Town) Inc BDO House 119 Hertzog Boulevard Cape Town	Paul Honig Mount Pleasant Newlands Avenue Newlands Cape Town	Paul Honig Mount Pleasant Newlands Avenue Newlands Cape Town
7H1	Name of previous	CMW Trust (17%)	Bono Trust (20%)		

7H1	Company acquired	Prostart Investments 93 (Pty) Ltd	Midas Paints (Pty) Ltd	Hamilton Brush (Pty) Ltd	Cherry Sales (Pty) Ltd
	shareholder	Master's reference number IT1486/96 4 Bezuidenhout Street Troyeville Johannesburg	Bono Trust, Master Reference Number IT10422/99 c/o Fisher Hoffman PKF (Cape Town) Inc Communicare Centre Roggebaai Square, Cape Town		
7H1	Name of previous shareholder	J and V Trust (28%) Master's reference number IT13220/92 4 Bezuidenhout street Troyeville Johannesburg	Linda Jean Castle (10%) c/o BDO Spencer Stuart (Cape Town) BDO House 119 Hertzog Boulevard Cape Town		
7H1	Name of previous shareholder		Simon Liege Fraser (25%) c/o BDO Spencer Stuart (Cape Town) Inc BDO House 119 Hertzog Boulevard Cape Town		
7H1	Name of previous shareholder		Clifford Kahanowitz (7.5%)		

7H1	Company acquired	Prostart Investments 93 (Pty) Ltd	Midas Paints (Pty) Ltd	Hamilton Brush (Pty) Ltd	Cherry Sales (Pty) Ltd
			c/o BDO Spencer Stuart (Cape Town) Inc BDO House 119 Hertzog Boulevard Cape Town		
7H1	Name of previous shareholder		Rian Hayden Purchase (7.05) c/o BDO Spencer Stuart (Cape Town) Inc BDO House 119 Hertzog Boulevard, Cape Town		
7H2	Warranties	Normal Warranties	Normal Warranties	Normal Warranties	Normal Warranties
7H3	Restraint of Trade	2 Years	2 Years	5 Years	5 Years
7H4	Tax Indemnity	Indemnity from sellers for tax matters prior to take over	Indemnity from sellers for tax matters prior to take over	Indemnity from seller for tax matters prior to take over	Indemnity from seller for tax matters prior to take over
7H6	Beneficial interest	Anthony Kairuz (J and V Trust) and Craig Wilkinson (CMW Trust) are still minority shareholders in Prostart	Not applicable	Not applicable	Not applicable
7H7	Benefit to promoter, not being a director	Not applicable	Not applicable	Not applicable	Not applicable
7H8	Asset transferred	Not applicable	Not applicable	Refer property schedule	Refer property schedule

Property acquisitions

Address	Size (Sqm)	Month acquired	Financial year	Cost R'000	Vendor	Funding
10 Fabriek Street, Kuils River, Cape Town	6,198	Oct	2005	3,500	Paul Honig Mount Pleasant Newlands Avenue Newlands Cape Town	Loan from Barloworld with no fixed date for repayment
29 Frederick Cooper Drive, Luipaardsvlei, Gauteng	4,632	June	2006	4,530	JC Harding Box 610 Rand-en-Dal Krugersdorp	Paid out of internally generated funds
27 Frederick Cooper Drive, Luipaardsvlei, Gauteng	2,277	June	2006	3,023	Tri-Dac Properties CC Strydom Park Randburg	Paid out of internally generated funds
7 Baksteen Road, Clayville ext 11, Olifantsfontein	4,800	July	2006	4,927	Colour Magic (Pty) Ltd 7 Baksteen Road Clayville Extension 11 Midrand	Paid out of internally generated funds

FREEWORLD

COATINGS LIMITED

"We are unafraid of doings things differently - and not just for effect.

We are guided by the principle of finding a better way to do things.

This is what drives us and keeps us open to new ideas."

ANDRE LAMPRECHT

END